CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2024 Sociedad Química y Minera de Chile S.A. and subsidiaries In thousands of United States dollars This document includes: - Consolidated Statements of Financial Position - Consolidated Statements of Income - Consolidated Statements of Comprehensive Income - Consolidated Statements of Cash Flows - Consolidated Statements of Changes in Equity - Notes to the Consolidated Financial Statements

Table of Contents –Consolidated Financial Statements Consolidated Classified Statements of Financial Position ................................................ 1 Consolidated Classified Statements of Financial Position ................................................ 2 Consolidated Statements of Income (Audited) .................................................................. 3 Consolidated Statements of Comprehensive Income (Audited) ....................................... 4 Consolidated Statements of Cash Flows (Audited) ........................................................... 5 Consolidated Statements of Changes in Equity (Audited) ............................................... 7 Glossary ................................................................................................................................. 8 Note 1 Identification and Activities of the Company and Subsidiaries ...................... 10 1.1 Historical background .......................................................................................................... 10 1.2 Main domicile where the Company performs its production activities ............................... 10 1.3 Codes of main activities ....................................................................................................... 10 1.4 Description of the nature of operations and main activities................................................. 10 1.5 Other background ................................................................................................................ 12 Note 2 Basis of presentation for the consolidated financial statements ...................... 14 2.1 Accounting period ............................................................................................................... 14 2.2 Consolidated financial statements ....................................................................................... 14 2.3 Basis of measurement .......................................................................................................... 15 2.4 Accounting pronouncements ............................................................................................... 15 2.5 Basis of consolidation .......................................................................................................... 17 2.6 Investments in associates and joint ventures ....................................................................... 21 Note 3 Significant accounting policies ............................................................................ 22 3.1 Classification of balances as current and non-current ......................................................... 22 3.2 Functional and presentation currency .................................................................................. 22 3.3 Accounting policy for foreign currency translation ............................................................. 22 3.4 Consolidated statement of cash flows .................................................................................. 24 3.5 Financial assets accounting policy ....................................................................................... 24 3.6 Financial assets impairment ................................................................................................. 25 3.7 Financial liabilities ............................................................................................................... 26 3.8 Estimated fair value of financial instruments ...................................................................... 26 3.9 Reclassification of financial instruments ............................................................................. 27 3.10 Financial instruments derecognition .................................................................................... 27 3.11 Derivative and hedging financial instruments ..................................................................... 27 3.12 Derivative financial instruments not considered as hedges ................................................. 28 3.13 Deferred acquisition costs from insurance contracts ........................................................... 28 3.14 Leases .................................................................................................................................. 28 3.15 Inventory measurement........................................................................................................ 29 3.16 Non-controlling interests ..................................................................................................... 30 3.17 Related party transactions .................................................................................................... 30 3.18 Property, plant and equipment ............................................................................................. 30 3.19 Depreciation of property, plant and equipment ................................................................... 31

3.20 Goodwill .............................................................................................................................. 32 3.21 Intangible assets other than goodwill ................................................................................... 32 3.22 Research and development expenses ................................................................................... 33 3.23 Exploration and evaluation expenses ................................................................................... 33 3.24 Impairment of non-financial assets ...................................................................................... 34 3.25 Minimum dividend .............................................................................................................. 35 3.26 Earnings per share ................................................................................................................ 35 3.27 Other provisions ................................................................................................................... 35 3.28 Obligations related to employee termination benefits and pension commitments .............. 36 3.29 Compensation plans ............................................................................................................. 36 3.30 Revenue recognition ............................................................................................................ 36 3.31 Finance income and finance costs ....................................................................................... 37 3.32 Current income tax and deferred ......................................................................................... 37 3.33 Operating segment reporting ............................................................................................... 38 3.34 Primary accounting criteria, estimates and assumptions ..................................................... 38 3.35 Government grants ............................................................................................................ 39 3.36 Environment ...................................................................................................................... 39 Note 4 Financial risk management ................................................................................. 40 4.1 Financial risk management policy ....................................................................................... 40 4.2 Risk Factors ......................................................................................................................... 40 4.3 Financial risk management .................................................................................................. 45 Note 5 Separate information on the main office, parent entity and joint action agreements ........................................................................................................................... 46 5.1 Parent’s stand-alone assets and liabilities ............................................................................ 46 5.2 Parent entity ......................................................................................................................... 46 Note 6 Board of Directors, Senior Management and Key management personnel .. 47 6.1 Remuneration of the Board of Directors and Senior Management ...................................... 47 6.2 Key management personnel compensation .......................................................................... 49 Nota 7 Background on companies included in consolidation and non-controlling interests ……………………………………………………………………………………50 7.1 Assets, liabilities and profit of consolidated subsidiaries as of December 31, 2024. ............. 50 7.2 Non-controlling interests ........................................................................................................ 54 Note 8 Equity-accounted investees .................................................................................. 55 8.1 Investments in associates recognized according to the equity method of accounting ......... 55 8.2 Assets, liabilities, revenue and expenses of associates ........................................................ 56 8.3 Disclosures regarding interests in associates ....................................................................... 57 Note 9 Joint Ventures ....................................................................................................... 58 9.1 Investment in joint ventures accounted for under the equity method of accounting. .......... 58 9.2 Assets, liabilities, revenue and expenses from joint ventures .............................................. 60 9.3 Other Joint Venture disclosures ........................................................................................... 61 9.4 Disclosure of interests in joint ventures ............................................................................... 62 9.5 Joint Operations. .................................................................................................................. 62 Note 10 Cash and cash equivalents ................................................................................. 63

10.1 Types of cash and cash equivalents ..................................................................................... 63 10.2 Short-term investments, classified as cash equivalents ....................................................... 63 10.3 Amount restricted cash balances .......................................................................................... 64 10.4 Short-term deposits, classified as cash equivalents ............................................................. 65 Note 11 Inventories ............................................................................................................ 66 Note 12 Related party disclosures ................................................................................... 68 12.1 Related party disclosures ..................................................................................................... 68 12.2 Relationships between the parent and the entity .................................................................. 68 12.3 Detailed identification of related parties and subsidiaries ................................................... 69 12.4 Detail of related parties and related party transactions ........................................................ 72 12.5 Trade receivables due from related parties, current: ............................................................ 73 12.6 Current trade payables due to related: ................................................................................. 73 12.7 Other disclosures: ................................................................................................................ 73 Note 13 Financial instruments ........................................................................................... 74 13.1 Types of other current and non-current financial assets ...................................................... 74 13.2 Trade and other receivables ................................................................................................. 75 13.3 Hedging assets and liabilities ............................................................................................... 77 13.4 Financial liabilities ............................................................................................................... 79 13.5 Trade and other payables ..................................................................................................... 89 13.6 Financial asset and liability categories ................................................................................ 91 13.7 Fair value measurement of finance assets and liabilities ..................................................... 93 13.8 Reconciliation of net debt and lease liabilities. ................................................................... 96 Note 14 Right-of-use assets and lease liabilities ............................................................... 98 14.1 Right-of-use assets ............................................................................................................... 98 14.2 Lease liabilities .................................................................................................................... 99 Note 15 Intangible assets and goodwill .......................................................................... 104 15.1 Reconciliation of changes in intangible assets and goodwill ............................................. 104 Note 16 Property, plant and equipment ........................................................................ 107 16.1 Types of property, plant and equipment ............................................................................ 107 16.2 Reconciliation of changes in property, plant and equipment by type: ............................... 109 16.3 Detail of property, plant and equipment pledged as guarantee .......................................... 110 16.4 Cost of capitalized interest, property, plant and equipment ............................................... 110 Note 17 Other current and non-current non-financial assets .................................... 111 Note 18 Employee benefits ............................................................................................. 113 18.1 Provisions for employee benefits ....................................................................................... 113 18.2 Policies on defined benefit plan ......................................................................................... 113 18.3 Other long-term benefits .................................................................................................... 114 18.4 Post-employment benefit obligations ................................................................................ 114 18.5 Staff severance indemnities ............................................................................................... 116 18.6 Executive compensation plan ............................................................................................ 117 Note 19 Provisions and other non-financial liabilities .................................................. 118 19.1 Types of provisions ............................................................................................................ 118 19.2 Description of other provisions .......................................................................................... 119

19.3 Changes in provisions ........................................................................................................ 121 19.4 Other non-financial liabilities, current ............................................................................... 122 Note 20 Disclosures on equity ......................................................................................... 123 20.1 Capital management .......................................................................................................... 123 20.2 Operational restrictions and financial limits ...................................................................... 124 20.3 Disclosures on share capital ............................................................................................... 125 20.4 Disclosures on reserves in Equity ...................................................................................... 126 20.5 Dividend policies ............................................................................................................... 128 20.6 Final dividends ................................................................................................................... 129 20.7 Potential and provisional dividends ................................................................................... 129 Note 21 Contingencies and restrictions ....................................................................... 130 21.1 Lawsuits and other relevant events .................................................................................... 130 21.2 Administrative - Environmental contingencies ................................................................. 131 21.3 Tax Contingencies ............................................................................................................. 132 21.4 Association with Codelco .................................................................................................. 134 21.5 Other matters ..................................................................................................................... 135 21.6 Indirect guarantees ............................................................................................................. 135 Note 22 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature. ................................................................ 136 22.1 Revenue from operating activities customer activities ...................................................... 136 22.2 Cost of sales ....................................................................................................................... 137 22.3 Other income ..................................................................................................................... 138 22.4 Administrative expenses .................................................................................................... 138 22.5 Other expenses ................................................................................................................... 139 22.6 Other gains (losses) ............................................................................................................ 139 22.7 Impairment losses and reversals for financial assets ......................................................... 139 22.8 Summary of expenses by nature ........................................................................................ 140 22.9 Finance expenses ............................................................................................................... 140 22.10 Finance income .................................................................................................................. 140 Note 23 Reportable segments .......................................................................................... 141 23.1 Reportable segments .......................................................................................................... 141 23.2 Reportable segment disclosures: ........................................................................................ 143 23.3 Statement of comprehensive income classified by reportable segments based on groups of products ......................................................................................................................................... 145 23.4 Disclosures on geographical areas ..................................................................................... 147 23.5 Disclosures on main customers .......................................................................................... 147 23.6 Segments by geographical areas ........................................................................................ 148 Note 24 Effect of fluctuations in foreign currency exchange rates ............................ 149 Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates …………………………………………………………………………………..150 Note 26 Income tax and deferred taxes ........................................................................ 156 26.1 Current and non-current tax assets ..................................................................................... 156 26.2 Current tax liabilities ......................................................................................................... 157

26.3 Income tax and deferred taxes ........................................................................................... 158 27.1 Disclosures of disbursements related to the environment .................................................. 165 Note 28 Events occurred after the reporting date ....................................................... 177 28.1 Authorization of the financial statements .......................................................................... 177 28.2 Disclosures on events occurring after the reporting date ................................................... 177

Consolidated Financial Statements December 31, 2024 1 Consolidated Classified Statements of Financial Position Assets Note N° As of December 31, 2024 (Audited) As of December 31, 2023 (Audited) ThUS$ ThUS$ Current Assets Cash and cash equivalents 10.1 1,377,851 1,041,369 Other current financial assets 13.1 1,079,595 1,325,843 Other current non-financial assets 17 200,705 136,750 Current trade and other receivables 13.2 606,137 907,181 Current trade receivables due from related parties 12.5 28,706 43,253 Current inventories 11 1,702,185 1,774,594 Current tax assets 26.1 583,143 637,033 Total current assets other than those classified as held for sale or disposal 5,578,322 5,866,023 Non-current assets or groups of assets classified as held for sale 118 118 Total non-current assets held for sale 118 118 Total current assets 5,578,440 5,866,141 Non-current assets Other non-current financial assets 13.1 60,706 248,281 Other non-current non-financial assets 17 364,166 373,700 Non-current trade receivables 13.2 2,727 2,559 Investments accounted for under the equity method 8.1-9.1 585,794 86,417 Intangible assets other than goodwill 15.1 167,968 155,874 Goodwill 15.1 948 958 Property, plant and equipment net 16.1 4,433,645 3,609,937 Right-of-use assets 14.1 84,070 73,193 Non-current tax assets 26.1 59,541 986,274 Deferred tax assets 26.3 157,564 302,236 Total non-current assets 5,917,129 5,839,429 Total assets 11,495,569 11,705,570 The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 31, 2024 2 Consolidated Classified Statements of Financial Position Liabilities and Equity Note N° As of December 31, 2024 (Audited) As of December 31, 2023 (Audited) ThUS$ ThUS$ Current liabilities Other current financial liabilities 13.4 1,163,468 1,256,499 Current lease liabilities 14.2 23,011 18,192 Current trade and other payables 13.5 471,449 449,633 Current trade payables due to related parties 12.6 10,265 2,346 Other current provisions 19.1 311,197 392,322 Current tax liabilities 26.2 79,841 20,890 Current provisions for employee benefits 18.1 31,546 23,946 Other current non-financial liabilities 19.4 128,039 187,305 Total current liabilities 2,218,816 2,351,133 Non-current liabilities Other non-current financial liabilities 13.4 3,600,582 3,213,422 Non-current lease liabilities 14.2 60,801 56,966 Other non-current provisions 19.1 53,317 60,450 Deferred tax liabilities 26.3 298,379 394,688 Non-current provisions for employee benefits 18.1 65,607 62,006 Total non-current liabilities 4,078,686 3,787,532 Total liabilities 6,297,502 6,138,665 Equity Equity attributable to owners of the Parent 20 Share capital 1,577,623 1,577,643 Retained earnings 3,620,612 3,838,162 Other reserves (37,416) 114,870 Equity attributable to owners of the Parent 5,160,819 5,530,675 Non-controlling interests 37,248 36,230 Total equity 5,198,067 5,566,905 Total liabilities and equity 11,495,569 11,705,570 The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 31, 2024 3 Consolidated Statements of Income (Audited) Consolidated Statements of Income Note N° For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Revenue 22.1 4,528,761 7,467,490 Cost of sales 22.2 (3,201,654) (4,392,436) Gross profit 1,327,107 3,075,054 Other income 22.3 32,229 40,557 Administrative expenses 22.4 (185,959) (175,765) Other expenses 22.5 (104,698) (93,400) Impairment of financial assets and reversal of impairment losses 22.7 (639) 202 Other losses 22.6 (2,142) (2,254) Income from operating activities 1,065,898 2,844,394 Finance income 22.10 103,642 122,726 Finance costs 16-22.9 (197,544) (138,402) Share of profit (loss) from associates and joint ventures accounted for using the equity method 8.1-9.3 11,025 593 Foreign currency translation differences 24 (8,607) (22,293) Income before taxes 974,414 2,807,018 Income tax expense 26.3 (1,372,049) (787,275) Net (losses) Income (397,635) 2,019,743 Net (losses) income attributable to: Net (losses) income attributable to owners of the parent (404,359) 2,012,667 Net Income attributable to non-controlling interests 6,724 7,076 (397,635) 2,019,743 Earnings per share Note N° For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Common shares Basic (losses) earnings per share (US$ per share) 3.26 (1.4156) 7.0462 Diluted common shares Diluted (losses) earnings per share (US$ per share) 3.26 (1.4156) 7.0462 The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 31, 2024 4 Consolidated Statements of Comprehensive Income (Audited) See note 20. The accompanying notes form an integral part of these consolidated financial statements. Consolidated Statements of Comprehensive Income For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Net (losses) income (397,635) 2,019,743 Items of other comprehensive income that will not be reclassified to income for the year, before taxes Gains (losses) from measurements of defined benefit plans 3,148 (5,843) Gains from financial assets measured at fair value through other comprehensive income 3,520 190,509 Total other comprehensive losses that will not be reclassified to income for the year, before taxes 6,668 184,666 Items of other comprehensive income that will be reclassified to income for the year, before taxes (Losses) gains from foreign currency exchange (34,516) 3,177 Cash flow hedges- effective portion of changes in fair value 2,520 126 Cash flow hedges-reclassified to income for the period 8,773 18,566 Total other comprehensive income that will be reclassified to income for the year (23,223) 21,869 Other items of other comprehensive income, before taxes (16,555) 206,535 Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year Income tax (expense) benefit related to defined benefit plans measured through other comprehensive income (860) 1,582 Income tax expense related to gains on financial assets irrevocably measured at fair value through other comprehensive income (2,723) (57,242) Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year (3,583) (55,660) Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year Income tax expense related to gains on cash flow hedges (3,049) (5,047) Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to profit for the year (3,049) (5,047) Total other comprehensive (loss) income (23,187) 145,828 Total comprehensive (loss) income (420,822) 2,165,571 Comprehensive (loss) income attributable to Comprehensive (loss) income attributable to owners of the parent (427,749) 2,158,444 Comprehensive income attributable to non-controlling interest 6,927 7,127 (420,822) 2,165,571

Consolidated Financial Statements December 31, 2024 5 Consolidated Statements of Cash Flows (Audited) Consolidated Statements of Cash Flows Note N° For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Cash flows generated from (used in) operating activities Classes of cash receipts generated from operating activities Cash receipts from sales of goods and rendering of services 5,102,866 8,162,698 Collections from premiums and benefits, annuities, and other subscribed policy benefits 1,000 - Cash receipts derived from sub-leases - 89 Classes of Payments Cash payments to suppliers for the provision of goods and services (3,399,104) (5,637,224) Cash payments relating to variable leases 22.8 (6,138) (4,700) Other payments related to operating activities (94,899) (86,291) Net cash generated from operating activities 1,603,725 2,434,572 Dividends received 8.1-9.1 18,566 9,328 Interest paid (240,825) (121,222) Interest paid on lease liabilities 22.9 (2,820) (2,038) Interest received 97,077 103,352 Income taxes paid (235,155) (2,309,640) Other cash inflows (outflows) (1) 3.4 34,110 (292,645) Net Cash generated (used in) from operating activities 1,274,678 (178,293) 182,234 Cash flows generated from (used in) investing activities Purchase of ownership interest in associates and joint ventures 9.4 (356,846) 4,745 Cash flows from purchase of interests in associates - (65,248) Acquisition of equity instruments (11,063) - Acquisition of subsidiaries 2.5 (122,594) - Proceeds from the sale of property, plant and equipment 23 44 Payment of loans from related entities (6,746) - Acquisition of property, plant and equipment (971,792) (1,103,598) Proceeds from sales of intangible assets 13,037 5,205 Proceeds related to futures, forward options and swap contracts 346 18,034 Loans to related parties 2,093 3,387 Purchase of other long-term assets 17 (10,701) (12,002) Other cash inflows (outflows) (2) (3) 250,251 (332,060) Cash flow used in from investing activities (1,213,992) (1,481,493) (1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, and banking expenses, taxes associated with interest payments, costs of issuance of debt and government grant. (2) Other cash inflows (outflow) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date. (3) Other cash inflows (outflows) from investing activities include guarantees deposits described in note 13.2. The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 31, 2024 6 Consolidated Statements of Cash Flows (Audited) Consolidated Statements of Cash Flows Note N° For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Cash flows generated from (used in) financing activities Payments of lease liabilities (22,288) (15,914) Proceeds from long-term loans 886,000 850,000 Receipts from short-term loans 1,250,000 1,215,000 Loan repayments (1,764,869) (511,790) Proceeds from hedges associated to loans 759 (18,346) Dividends paid (67,219) (1,471,035) Net cash flows generated from financing activities 282,383 47,915 Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate 343,069 (1,611,871) Effects of exchange rate fluctuations on cash and cash equivalents (6,587) (1,996) Increase (decrease) in cash and cash equivalents 336,482 (1,613,867) Cash and cash equivalents at beginning 1,041,369 2,655,236 Cash and cash equivalents at end 10 1,377,851 1,041,369 The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statement December 31, 2024 7 Consolidated Statements of Changes in Equity (Audited) Consolidated Statements of Changes in Equity Share capital Foreign currency translation reserves Hedge reserves Gains and losses from financial assets reserve Actuarial gains and losses from defined benefit plans reserve Accumulated other comprehensive income Other miscellaneous reserves Total reserves Retained earnings Equity attributable to owners of the Parent Non- controlling interests Total Equity ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Equity at January 1, 2024 1,577,643 (4,921) (930) 122,294 (13,454) 102,989 11,881 114,870 3,838,162 5,530,675 36,230 5,566,905 Net loss - - - - - - - - (404,359) (404,359) 6,724 (397,635) Other comprehensive (loss) income - (34,706) 8,244 797 2,275 (23,390) - (23,390) - (23,390) 203 (23,187) Comprehensive income - (34,706) 8,244 797 2,275 (23,390) - (23,390) (404,359) (427,749) 6,927 (420,822) Equity instruments irrevocably recognized in other comprehensive income (loss) - - - (128,793) - - - (128,793) 186,809 58,016 - 58,016 Dividends (1) - - - - - - - - - - (5,909) (5,909) Capital decrease (20) - - - - - 20 20 - - - - Other increases (decreases) in equity - 1,603 - - - - (1,726) (123) - (123) - (123) Total changes in equity (20) (33,103) 8,244 (127,996) 2,275 (23,390) (1,706) (152,286) (217,550) (369,856) 1,018 (368,838) Equity as of December 31, 2024 1,577,623 (38,024) 7,314 (5,702) (11,179) 79,599 10,175 (37,416) 3,620,612 5,160,819 37,248 5,198,067 Consolidated Statements of Changes in Equity Share capital Foreign currency translation reserves Hedge reserves Gains and losses from financial assets reserve Actuarial gains and losses from defined benefit plans reserve Accumulated other comprehensive income Other miscellaneous reserves Total reserves Retained earnings Equity attributable to owners of the Parent Non- controlling interests Total Equity ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Equity at January 1, 2023 1,577,643 (8,042) (14,575) (10,973) (9,198) (42,788) 11,663 (31,125) 3,350,114 4,896,632 35,369 4,932,001 Net profit - - - - - - - - 2,012,667 2,012,667 7,076 2,019,743 Other comprehensive income - 3,121 13,645 133,267 (4,256) 145,777 - 145,777 - 145,777 51 145,828 Comprehensive income - 3,121 13,645 133,267 (4,256) 145,777 - 145,777 2,012,667 2,158,444 7,127 2,165,571 Dividends (1) - - - - - - - - (1,524,619) (1,524,619) (6,266) (1,530,885) Other increases in equity - - - - - - 218 218 - 218 - 218 Total changes in equity - 3,121 13,645 133,267 (4,256) 145,777 218 145,995 488,048 634,043 861 634,904 Equity as of December 31, 2023 1,577,643 (4,921) (930) 122,294 (13,454) 102,989 11,881 114,870 3,838,162 5,530,675 36,230 5,566,905 (1) See Note 20.7 The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statement December 31, 2024 18 Glossary The Following capitalized terms in these financial statements (including their notes) will have the following meaning: “ADS’’ American Depositary Shares; “CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce; “CCHEN’’ Chilean Nuclear Energy Commission; “CCS’’ cross currency swap; “CINIIF’’ International Financial Reporting Interpretations Committee; “CMF’’ Financial Market Commission; “Codelco” Chilean Corporación Nacional del Cobre; “Directors’ Committee” The Company’s Directors’ Committee; “Corporate Governance Committee’’ The Company’s Corporate Governance Committee; “Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee; “Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended; “Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”; “Corfo” Chilean Economic Development Agency; “DCV’’ Central Securities Depository; “DGA’’ General Directorate of Water Resources; “Board” The Company’s Board of Directors; “Dollar’’ o “US$’’ Dollars of the United States of America; “PFIC’’ Passive foreign investment company; “United States” United States of America; “FNE’’ Chilean National Economic Prosecutor's Office; “Management’’ the Company’s management; "SQM Group’’ The corporate group composed of the Company and its subsidiaries “Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada; “IASB’’ International Accounting Standards Board; “SSI’’ Staff severance indemnities; “IFRIC’’ International Financial Reporting Standards Interpretations Committee; “CPI” Consumer Price Index; “IRSW” interest rate swap; “Securities Market Law” Securities Market Law No. 18,045;

Notes to the Consolidated Financial Statement December 31, 2024 9 “Corporate Law'' Law 18,046 on corporations; “ThUS$'' thousands of Dollars; “MUS$'' millions of Dollars; “IAS” International Accounting Standard; “IFRS” International Financial Reporting Standards; “ILO” International Labor Organization; “WHO” World Health Organization; “Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile; “SEC’’ Securities and Exchange Commission; “Sernageomin’’ National Geology and Mining Service; “SIC’’ Standard Interpretations Committee; “IRS”Internal Revenue Service of Chile; “SMA” Environmental Superintendent’s Office; “Company” Sociedad Química y Minera de Chile S.A.; “SOFR” Secured overnight financing rate; “SQM Industrial” SQM Industrial S.A.; “SQM NA” SQM North America Corporation; “SQM Nitratos” SQM Nitratos S.A.; “SQM Potasio” SQM Potasio SpA., formerly SQM Potasio S.A.; “SQM Salar” SQM Salar SpA., formerly SQM Salar S.A.; “Tianqi” Tianqi Lithium Corporation; “UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

Notes to the Consolidated Financial Statement December 31, 2024 10 Note 1 Identification and Activities of the Company and Subsidiaries 1.1 Historical background Sociedad Química y Minera de Chile S.A. (the “Company” or “SQM”) is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9. The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000. The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity. 1.2 Main domicile where the Company performs its production activities The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia. 1.3 Codes of main activities The codes of the main activities as established by the CMF, as follows: • 1700 (Mining) • 2200 (Chemical products) • 1300 (Investment) 1.4 Description of the nature of operations and main activities The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed. (a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products. (b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components. (c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries. (d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an

Notes to the Consolidated Financial Statement December 31, 2024 11 important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan. (e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops. (f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Financial Statement December 31, 2024 12 1.5 Other background (a) Employees As of December 31, 2024 and 2023, the workforce was as follows: Employees As of December 31, 2024 As of December 31, 2023 SQM S.A. Other subsidiaries Total SQM S.A. Other subsidiaries Total Executives 25 167 192 33 137 170 Professionals 211 3,179 3,390 190 2,663 2,853 Technicians and operators 411 4,351 4,762 364 4,295 4,659 Total 647 7,697 8,344 587 7,095 7,682 Place of work As of December 31, 2024 As of December 31, 2023 SQM S.A. Other subsidiaries Total SQM S.A. Other subsidiaries Total In Chile 647 6,611 7,258 587 6,447 7,034 Outside Chile - 1,086 1,086 - 648 648 Total 647 7,697 8,344 587 7,095 7,682 (b) Main shareholders As of December 31, 2024, there were 1,115 shareholders. Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2024 and 2023, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange: Shareholders as of December 31, 2024 No, of Series A % of Series A shares No, of Series B % of Series B shares % of total shares Inversiones TLC SpA 62,556,568 43.80% - - 21.90% Sociedad De Inversiones Pampa Calichera S.A. 41,885,389 29.33% 1,611,227 1.13% 15.23% The Bank Of New York Mellon ADRS - - 42,599,351 29.83% 14.91% Potasios De Chile S.A. 18,179,147 12.73% - - 6.36% Banco De Chile on behalf of State Street - - 11,210,700 7.85% 3.92% AFP Habitat S.A. 614,872 0.43% 9,927,240 6.95% 3.69% Global Mining SpA 8,798,539 6.16% - - 3.08% AFP Provida S.A. - - 8,160,173 5.71% 2.86% AFP Capital S.A. - - 7,924,281 5.55% 2.77% AFP Cuprum S.A. - - 7,867,910 5.51% 2.75% Banco Santander on behalf of foreign investors - - 7,809,941 5.47% 2.73% Banco De Chile on Behalf of Non-Resident Third Parties 55,980 0.04% 4,965,585 3.48% 1.76%

Notes to the Consolidated Financial Statement December 31, 2024 13 Shareholders as of December 31, 2023 No, of Series A % of Series A shares No, of Series B % of Series B shares % of total shares Inversiones TLC SpA 62,556,568 43.80% - - 21.90% The Bank Of New York Mellon ADRS - - 46,174,681 32.33% 16.17% Sociedad De Inversiones Pampa Calichera S.A. 42,640,389 29.86% 1,611,227 1.13% 15.49% Potasios De Chile S.A. 18,179,147 12.73% - - 6.36% Banco De Chile on behalf of State Street - - 11,744,230 8.22% 4.11% AFP Habitat S.A. 603,789 0.42% 9,991,619 7.00% 3.71% Global Mining SpA 8,798,539 6.16% - - 3.08% Banco Santander on behalf of foreign investors - - 8,499,930 5.95% 2.98% AFP Provida S.A. - - 8,299,626 5.81% 2.91% AFP Cuprum S.A. - - 7,979,983 5.59% 2.79% AFP Capital S.A. - - 7,525,912 5.27% 2.63% Banco De Chile on behalf of Citi NA New York Clie. 67,463 0.05% 6,339,986 4.44% 2.24% (1) As reported by DCV, which manages the Company's shareholders' register as of December 31, 2024 and 2023, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B SQM shares as reported by Inversiones TLC SpA. Accordingly as of December 31, 2024 and 2023, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares. (2) As December 31, 2024 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,103,842 Series A shares held in custody by stockbrokers and as of December 31, 2023 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 2,348,842 Series A shares held in custody by stockbrokers

Notes to the Consolidated Financial Statement December 31, 2024 14 Note 2 Basis of presentation for the consolidated financial statements 2.1 Accounting period These consolidated financial statements cover the following periods: (a) Consolidated Statements of Financial Position as of December 31, 2024 and 2023. (b) Consolidated Statements of Income for the periods from January 1 to December 31, 2024 and 2023. (c) Consolidated Statements of Comprehensive Income from January 1 to December 31, 2024 and 2023. (d) Consolidated Statements of Changes in Equity for the years ended December 31, 2024 and 2023. (e) Consolidated Statements of Cash Flows for the years ended December 31, 2024 and 2023. 2.2 Consolidated financial statements The consolidated financial statements of the Group have been prepared in accordance with IFRS accounting standards as issued by the IASB, and represent the complete, explicit and unreserved adoption of these standards. These consolidated financial statements fairly present the Company’s financial position as of December 31, 2024 and 2023 and the results of its operations, changes in equity and cash flows for three years in the period ended December 31, 2024 and 2023. IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3. The accounting policies used in preparing these consolidated financial statements comply with each IFRS in effect as of the reporting date.

Notes to the Consolidated Financial Statement December 31, 2024 15 2.3 Basis of measurement The consolidated financial statements have been prepared on the historical cost basis except for the following: (a) Inventories are recorded at the lower of cost and net realizable value. (b) Financial derivatives measured at fair value. (c) Certain financial investments measured at fair value with an offsetting entry in other comprehensive income. 2.4 Accounting pronouncements New accounting pronouncements (a) The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2024: Amendments and improvements Description Mandatory for annual periods beginning on or after Amendments to IAS 1 "Presentation of Financial Statements" about the classification of liabilities. This amendment clarifies that liabilities are classified as either current or non-current, depending on their rights as of the reporting date. The classification is not affected by the expectations of the entity or events after the reporting date. For example, the receipt of a waiver or non-compliance with an agreement. The amendment also clarifies what IAS 1 means when it refers to the “settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8. 01-01-2024 Amendment to IAS 1 “Non-current Liabilities with Covenants”. The amendment improves the information that an entity discloses when its payment terms are deferred, provided it complies with covenants within twelve months of issuing the financial statements. 01-01-2024 Amendment to IFRS 16, “Leases” Amendments to sale and leaseback transactions, including explanations of how an entity should recognize its right of use leased assets and how the gains or losses arising from sale and leaseback transactions should be recognized in the financial statements. 01-01-2024 Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” on supplier finance arrangements. These amendments require disclosures that improve the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. 01-01-2024 Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements.

Notes to the Consolidated Financial Statement December 31, 2024 16 (b) Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2024 and which the Company has not adopted early are as follows: Standards and Interpretations Description Mandatory for annual periods beginning on or after Amendments to IAS 21 - Lack of exchangeability. This amendment affects an entity that has a transaction in a foreign currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted. 01-01-2025 Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Issued in May 2024 This amendment: - Clarifies the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, introducing a new exception for certain financial liabilities settled through an electronic cash transfer system; - Clarifies and provides additional guidance for assessing whether a financial asset meets the criterion of solely payment of principal and interest (SPPI); - Adds new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) objectives); and - Updates the disclosures for equity instruments at fair value through other comprehensive income (FVOCI). 01-01-2026 Annual Improvements to IFRSs The following improvements were published in July 2024: -IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 in paragraphs B5-B6 regarding the retrospective application exception for hedge accounting were improved. -IFRS 7 Financial Instruments: Disclosures. In relation to disclosures of gains/losses arising from derecognition of financial assets with continuing involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs with an impact on the fair value and, therefore, on part of the gain/loss from derecognition. -IFRS 9 Financial Instruments. A reference to the initial measurement of receivables was amended by eliminating the term "transaction price". -IFRS 10 Consolidated Financial Statements Some improvements were included in the description of the control assessment when there are “de facto agents”. -IAS 7 Statement of Cash Flows. Paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”. 01-01-2026 IFRS 18 Presentation and Disclosure in Financial Statements The new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: - the structure of the statement of profit or loss; - required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and - enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. 01-01-2027 Amendment to IFRS 9 and IFRS 7: Contracts referencing nature- dependent electricity. Published in December 2024. This amendment includes: - Clarifying the application of the “own-use” requirements; - Permitting hedge accounting if these contracts are used as hedging instruments; - Adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. 01-01-2026 Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Financial Statement December 31, 2024 17 2.5 Basis of consolidation (a) Subsidiaries The Company established control as the basis of consolidation for its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost. Subsidiaries are consolidated through the line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group. Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant. To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

Notes to the Consolidated Financial Statement December 31, 2024 18 The following tables detail general information as of December 31, 2024 and 2023 on the companies in which the group exercises control: Subsidiaries TAX ID No. Address Country of Incorporation Functional Currency Ownership Interest Direct Indirect Total SQM Nitratos S.A. 96.592.190-7 El Trovador 4285, Las Condes Chile Dollar 99.9999 0.0001 100.0000 SQM Potasio SpA (9) 96.651.060-9 El Trovador 4285, Las Condes Chile Dollar 100.0000 - 100.0000 Serv. Integrales de Tránsito y Transf. S.A. 79.770.780-5 Arturo Prat 1060, Tocopilla Chile Dollar 0.0003 99.9997 100.0000 Isapre Norte Grande Ltda. 79.906.120-1 Aníbal Pinto 3228, Antofagasta Chile Peso 1.0000 99.0000 100.0000 Ajay SQM Chile S.A. 96.592.180-K Av, Pdte, Eduardo Frei 4900, Santiago Chile Dollar 51.0000 - 51.0000 Almacenes y Depósitos Ltda. 79.876.080-7 El Trovador 4285, Las Condes Chile Peso 1.0000 99.0000 100.0000 SQM Salar SpA (10) 79.626.800-K El Trovador 4285, Las Condes Chile Dollar - 100.0000 100.0000 SQM Industrial S.A. 79.947.100-0 El Trovador 4285, Las Condes Chile Dollar 99.0470 0.9530 100.0000 Exploraciones Mineras S.A. 76.425.380-9 El Trovador 4285, Las Condes Chile Dollar 0.2691 99.7309 100.0000 Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A. 76.534.490-5 Aníbal Pinto 3228, Antofagasta Chile Peso - 100.0000 100.0000 Soquimich Comercial S.A. 79.768.170-9 El Trovador 4285, Las Condes Chile Dollar - 60.6383 60.6383 Comercial Agrorama Ltda. (1) 76.064.419-6 El Trovador 4285, Las Condes Chile Peso - 60.6383 60.6383 Comercial Hydro S.A. 96.801.610-5 El Trovador 4285, Las Condes Chile Dollar - 100.0000 100.0000 Agrorama S.A. 76.145.229-0 El Trovador 4285, Las Condes Chile Peso - 60.6383 60.6383 Orcoma Estudios SpA 76.359.919-1 Apoquindo 3721 OF 131, Las Condes Chile Dollar 100.0000 - 100.0000 Orcoma SpA 76.360.575-2 Los Militares 4290, Las Condes Chile Dollar 100.0000 - 100.0000 SQM MaG SpA 76.686.311-9 Los Militares 4290, Las Condes Chile Dollar - 100.0000 100.0000 Sociedad Contractual Minera Búfalo 77.114.779-8 Los Militares 4290, Las Condes Chile Dollar 99.9000 0.1000 100.0000 SQM Nueva Potasio SpA (11) 76.630.159-2 Los Militares 4290, Las Condes Chile Dollar 99.6703 0.3297 100.0000 SQM Lab SpA (17) 78.009.141-k Los Militares 4290, Las Condes Chile Dollar - 100.0000 100.0000 SQM North America Corp. Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA United States of America Dollar 40.0000 60.0000 100.0000 RS Agro Chemical Trading Corporation A.V.V. (5) Foreign Caya Ernesto O. Petronia 17, Orangestad Aruba Dollar - - - Nitratos Naturais do Chile Ltda. Foreign Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo Brazil Dollar - 100.0000 100.0000 SQM Corporation N.V. Foreign Pietermaai 123, P.O. Box 897, Willemstad, Curacao Curacao Dollar 0.0002 99.9998 100.0000 SQM Ecuador S.A. Foreign Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211 Ecuador Dollar 0.00401 99.9960 100.0000 SQM Brasil Ltda. Foreign Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo Brazil Dollar 0.47000 99.5300 100.0000 SQMC Holding Corporation. Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta United States of America Dollar 0.1000 99.9000 100.0000 SQM Japan Co. Ltd. Foreign From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio Japan Dollar 0.1597 99.8403 100.0000 SQM Europe N.V. (3) Foreign Houtdok-Noordkaai 25a B-2030 Amberes Belgium Dollar 0.5800 99.4200 100.0000 SQM Indonesia S.A. Foreign Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede Indonesia Dollar - 80.0000 80.0000 North American Trading Company (4) Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA United States of America Dollar - 100.0000 100.0000 SQM Virginia LLC (4) Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA United States of America Dollar - 100.0000 100.0000 SQM Comercial de México S.A. de C.V. Foreign Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México Mexico Dollar 0.0100 99.9900 100.0000

Notes to the Consolidated Financial Statement December 31, 2024 19 Subsidiaries TAX ID No. Address Country of Incorporation Functional Currency Ownership Interest Direct Direct Direct SQM Investment Corporation N.V. Foreign Pietermaai 123, P.O. Box 897, Willemstad, Curacao Curacao Dollar 1.0000 99.9900 100.0000 Royal Seed Trading Corporation A.V.V. (6) Foreign Caya Ernesto O. Petronia 17, Orangestad Aruba Dollar - - - SQM Lithium Specialties Limited Partnership (4) Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA United States of America Dollar - 100.0000 100.0000 Comercial Caimán Internacional S.A. (2) Foreign Edificio Plaza Bancomer Panama Dollar - 100.0000 100.0000 SQM France S.A. Foreign ZAC des Pommiers 27930 FAUVILLE France Dollar - 100.0000 100.0000 Administración y Servicios Santiago S.A. de C.V. Foreign Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México Mexico Dollar - 100.0000 100.0000 SQM Nitratos México S.A. de C.V. Foreign Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México Mexico Dollar - 100.0000 100.0000 Soquimich European Holding B.V. Foreign Luna Arena, Herikerbergweg 238 1101 CM Amsterdam Holland Dollar - 100.0000 100.0000 SQM Iberian S.A. Foreign Provenza 251 Principal 1a CP 08008, Barcelona Spain Dollar - 100.0000 100.0000 SQM África Pty Ltd. Foreign Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg South Africa Dollar - 100.0000 100.0000 SQM Oceanía Pty Ltd. Foreign Level 9, 50 Park Street, Sydney NSW 2000, Sydney Australia Dollar - 100.0000 100.0000 SQM Beijing Commercial Co. Ltd. Foreign Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R. China Dollar - 100.0000 100.0000 SQM Thailand Limited (18) Foreign Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok Thailand Dollar - 99.9980 99.9980 SQM Colombia SAS Foreign Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia. Colombia Dollar - 100.0000 100.0000 SQM Australia PTY Foreign Level 16, 201 Elizabeth Street Sydney Australia Dollar - 100.0000 100.0000 SQM (Shanghai) Chemicals Co. Ltd. Foreign Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China China Dollar - 100.0000 100.0000 Soquimich LLC Foreign Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea South Korea Dollar - 100.0000 100.0000 SQM Holland B.V. Foreign Herikerbergweg 238, 1101 CM Amsterdam Zuidoost Holland Dollar - 100.0000 100.0000 Soquimich Comercial Brasil Ltda. Foreign Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá Brazil Dollar - 100.0000 100.0000 Blue Energy Business and Trade (Shanghai) Co., Ltd. (7) Foreign 300 Huaihai Middle Road, distrito de Huangpu, Shanghai China Dollar - 100.0000 100.0000 SQM Comercial Perú S.A.C. (8) Foreign Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima Peru Dollar 0.00001 99.9999 100.0000 SQM India Private Limited (12) Foreign LEVAL 3A WING, TOWER B1 Symphony IT park, NANDED, Nanded, Pune City, Pune - 411041, Maharashtra India Indian Rupee 0.0202 99.9798 100.0000 Sichuan Dixin New Energy Co., Ltd. (*) Foreign No.8 Yuhui Road, Xiu wen Town, Dong po District, Meishan, Sichuan Province China Chinese Yuan - 100.0000 100.0000 SQM (Shanghai) Industrial Co, Ltd. (13) Foreign West Nanjing Road Branch, Shanghai. China Dollar - 100.0000 100.0000 Sociedad Química y Minera Maroc (14) Foreign Entrée Ouest, Niveau 1 Anfa Place BD de la corniche Ain diab 20180, Casablanca, Marocco. Marocco Dollar - 100.0000 100.0000 SQM Lithium North America Corporation (15) Foreign 2727 Paces Ferry Rd SE, Building 2, Suite 1425, Atlanta, GA. United States of America Dollar - 100.0000 100.0000

Notes to the Consolidated Financial Statement December 31, 2024 20 Subsidiaries TAX ID No. Address Country of Incorporation Functional Currency Ownership Interest Direct Direct Direct SQM Lithium Europe NV (16) Foreign Houtdok-Noordkaai 25A, 2030 ANTWERP, Belgium Belgium Dollar - 100.0000 100.0000 SQM Japan Lithium Co. Ltd. (19) Foreign #207 From 1st Bldg., 5-3-10 Minami Aoyama, Minato-ku, Tokyo, 107-00762 Japan Japan Dollar - 100.0000 100.0000 Harding Battery Minerals (Novo JV) Foreign Level 19, 109 St Georges Tce, WA 6000 Australia Australian dollar - 75.0000 75.0000 (1) SQM has control over Comercial Agrorama Ltda.´s management. (2) Comercial Caiman Internacional S.A. was liquidated on September 30, 2023. (3) On July 1, 2023, SQM Europe N.V. absorbed its subsidiary SQM International N.V. (4) SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership have been liquidated as of December 31, 2023. (5) During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated. (6) During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated. (7) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024. (8) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. (9) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA. (10) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA. (11) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA. (12) On April 22, 2024, the subsidiary SQM India Private Limited was incorporated. (13) On September 18, 2024, the company SQM (Shanghai) Industrial Co., Ltd. was incorporated. (14) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated. (15) On September 17, 2024, SQM Lithium North America Corporation was incorporated. (16) On September 9, 2024, SQM Lithium Europe NV was incorporated. (17) On December 16, 2024, SQM Lab SpA was incorporated. (18) In the fourth quarter of 2024, SQM Thailand Limited was liquidated. (19) On October of 2024, SQM Japan Lithium Co. Ltd. was incorporated. (*) On April 30, The Company acquired the total interest ownership in Sichuan Dixin New Energy Co. Ltd. for an amount of ThUS$ 127,152 (ThUS$ 12,489 are yet to be paid and it is recognized as a liability at the reporting date) and recognizing an identified intangible asset for ThUS$ 10,130 (see note 15 on intangible assets). The Company entered this transaction to acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year for the Company’s lithium sulfate salts. See additional details in note 13.2. Assets and liabilities recognized upon acquisition consider the following: Certain financial statement items ThUS$ Property, plant and equipment 101,357 Intangible assets (including identified intangible assets) 12,861 Cash and cash equivalents 1,093 Current assets 33,056 Total liabilities (21,215) Total 127,152

Notes to the Consolidated Financial Statements December 31, 2024 50 2.6 Investments in associates and joint ventures Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. (a) Joint operations The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement. (b) Joint ventures and investments in associates Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss). Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired. Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded. Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Financial Statement December 31, 2024 22 Note 3 Significant accounting policies 3.1 Classification of balances as current and non-current In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current. The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have. 3.2 Functional and presentation currency The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar. 3.3 Accounting policy for foreign currency translation (a) SQM group entities: The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows: - Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date. - Revenues and expenses of each statement of income account are converted at monthly average exchange rates. - All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves. In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Financial Statement December 31, 2024 23 The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows: Currencies Closing exchange rates Average exchange rates As of December 31, 2024 As of December 31, 2023 As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ Brazilian real 6.18 4.85 6.10 4.90 New Peruvian sol 3.77 3.70 3.73 3.73 Japanese yen 157.21 140.90 153.66 143.94 Euro 0.96 0.90 0.95 0.92 Mexican peso 20.55 16.92 20.23 17.18 Australian dollar 1.61 1.46 1.58 1.49 Pound Sterling 0.80 0.78 0.79 0.79 South African rand 18.82 18.27 18.19 18.61 Chilean peso 996.46 877.12 983.24 875.06 Chinese yuan 7.31 7.12 7.29 7.15 Indian rupee 85.53 83.21 84.95 83.26 Thai Baht 34.21 34.36 34.13 34.95 Turkish lira 35.33 29.52 34.96 29.09 Korean Won 1,472.30 1,290.70 1,438.07 1,304.17 Indonesian Rupiah 16,138.00 15,399.00 16,035.15 15,502.63 United Arab Emirates dirham 3.67 3.67 3.67 3.67 Polish Zloty 4.12 3.93 4.07 3.97 UF (*) 38.55 41.94 39.07 42.04 (*) US$ per UF (b) Transactions and balances The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Financial Statement December 31, 2024 24 3.4 Consolidated statement of cash flows Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument. For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above. The statement of cash flows present cash transactions performed during the period, determined using the direct method. The Company’s accounting policy is to consider interest paid and finance costs, interest received and dividends received as net cash flows from operations and dividends paid as cash flows from (used in) financing activities. Other inflows (outflows) of cash from operating activities are composed as follows: For the period ended As of December 31, 2024 A As of December 31, 2023 ThUS$ ThUS$ Bank expenses (11,046) (15,603) Fiscal credits (6,255) (3,353) Government grants 13,076 24,387 Value added tax 61,426 (298,076) Debt issuance costs (23,091) - Total 34,110 (292,645) 3.5 Financial assets accounting policy Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows. The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price. After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows: (a) Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents, (ii) related party receivables, (iii) trade debtors and (iv) other receivables. (b) Financial instruments at fair value. A financial asset should be measured at fair value through income or fair value through other comprehensive income, depending on the following: (i) Fair value through Other Comprehensive Income: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are

Notes to the Consolidated Financial Statement December 31, 2024 25 measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. (ii) Fair value through profit or loss: Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income". (c) Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement income but to retained earnings when realized. 3.6 Financial assets impairment The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost. The impairment method used depends on whether there has been a significant increase in credit risk. The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment. The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows: - Significant financial hardship - Breach of contract due to default - Probability of going bankrupt The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue. The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses on accounts receivable and contract assets are presented as net impairment losses under “Impairment of financial assets and reversal of impairment losses,” see Note 22.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line. The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management.

Notes to the Consolidated Financial Statement December 31, 2024 26 3.7 Financial liabilities Management accounts for its financial liabilities at amortized cost. Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost. Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities. Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate. 3.8 Estimated fair value of financial instruments The fair value of financial assets and liabilities is estimated using the following information. Although the data represents Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics. Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary: Fair value estimation Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF). The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black- Scholes method. In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes. The effects on results from changes in these values are recognized in financial costs, foreign exchange differences, or in the “Cash flow hedges” section of the statement of comprehensive income, depending on the specific case.

Notes to the Consolidated Financial Statement December 31, 2024 27 Fair value estimates for disclosure purposes • Cash equivalent approximates fair value due to the short-term maturities of these instruments. • Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term. • Payables, current lease liabilities and other current financial liabilities fair value equal to book value due to the short-term maturity of these accounts. • The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions. 3.9 Reclassification of financial instruments When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified. 3.10 Financial instruments derecognition The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained. The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principal responsibility contained in the liability. 3.11 Derivative and hedging financial instruments Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows: a) Fair value hedge of assets and liabilities recognized (fair value hedges). b) Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations. The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items. The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.

Notes to the Consolidated Financial Statement December 31, 2024 28 Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income. a) Fair value hedge Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized the statement of in income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate. b) Cash flow hedges The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income. When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income. 3.12 Derivative financial instruments not considered as hedges Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure. The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2024 and 2023, the Company does not have any embedded derivatives. 3.13 Deferred acquisition costs from insurance contracts Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current. 3.14 Leases (a) Right-of-use assets The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the

Notes to the Consolidated Financial Statement December 31, 2024 29 leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment. (b) Lease liabilities On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment. When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset. Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement. (c) Short-term leases and low-value asset leases The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term. (d) Significant judgments in the determination of the lease term for contracts with renewal options. The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised. The Company has the option, under some of its leases, to lease assets on additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate. 3.15 Inventory measurement The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the

Notes to the Consolidated Financial Statement December 31, 2024 30 condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others. For finished and in-process products, the company has three types of provisions, which are reviewed quarterly: (a) Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications. (b) Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately. (c) Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms. Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical results obtained in the inventory processes. 3.16 Non-controlling interests Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent. 3.17 Related party transactions Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction. 3.18 Property, plant and equipment Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced. In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable: (a) Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

Notes to the Consolidated Financial Statement December 31, 2024 31 Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition. (b) The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results. Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets. Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date. Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred. The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements. Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value. The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and comply with the requirements of the required standard. 3.19 Depreciation of property, plant and equipment Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually. Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030. In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

Notes to the Consolidated Financial Statement December 31, 2024 32 The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below: Classes of property, plant and equipment Minimum life or rate (years) Maximum life or rate (years) Life or average rate in years Mining assets (*) 5 10 8 Energy generating assets 5 15 8 Buildings 3 25 12 Supplies and accessories 4 15 8 Office equipment 5 10 9 Transport equipment 7 20 9 Network and communication equipment 4 15 8 IT equipment 3 11 7 Machinery, plant and equipment 3 28 11 Other fixed assets 3 20 9 (*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis. 3.20 Goodwill Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold. This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose. 3.21 Intangible assets other than goodwill Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights. (a) Water rights Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into: i) Finite rights with amortization using the straight-line method, and ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment. (b) Rights of way for electric lines As required for the operation of industrial plants, the Company has paid rights of way to install wires for the different electric lines on third party land.

Notes to the Consolidated Financial Statement December 31, 2024 33 (c) Computer software Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights. Expenses related to the development or maintenance of IT programs are recognized as an expense and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received. The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives. (d) Mining property and concession rights The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets. The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030. Minimum and maximum amortization lives or rates of intangible assets: Estimated useful life or amortization rate Minimum Life or Rate Maximum Life or Rate Water rights 1 year Indefinite Rights of way Indefinite Indefinite Corfo Mining properties (1) 6 years 6 years Mining rights Unit-production method Intellectual property 9 years 14 years IT programs 1 year 7 years (1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030. 3.22 Research and development expenses Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred. 3.23 Exploration and evaluation expenses The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses: Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in

Notes to the Consolidated Financial Statement December 31, 2024 34 progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. (a) Limestone and metallic exploration These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to inventories, if applicable. Costs related to metal exploration are charged the statement of income in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage. (b) Exploration and evaluation at the Mt. Holland Project Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment. 3.24 Impairment of non-financial assets Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount. For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated. The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets. In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks. Impairment losses from continuing operations are recognized with a debit to the statement of income the categories of expenses associated with the impaired asset function. For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to the statement of income. Assets with indefinite lives are assessed for impairment annually.

Notes to the Consolidated Financial Statement December 31, 2024 35 3.25 Minimum dividend As required by Chilean law and regulations, the dividend policy is established by the Board of Directors and announced at the annual ordinary shareholders’ meeting. Shareholder’s approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 20.5). 3.26 Earnings per share The basic earnings per share amounts are calculated by dividing the net income for the period attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the period. Earnings per Share For the year ended December 31 2024 2023 (Losses) gains attributable to the owners of the parent (404,359) 2,012,667 Weighted average number of shares 285,637,916 285,638,456 Basic (losses) earnings per share (US$) (1.4156) 7.0462 (Losses) gains attributable to the owners of the parent (404,359) 2,012,667 Weighted average number of shares 285,637,916 285,638,456 Diluted earnings per share (US$) (1.4156) 7.0462 Serie A common share 142,819,012 142,819,552 Serie B common share 142,818,904 142,818,904 Total weighted average number of share 285,637,916 285,638,456 The Company does not have any securities that could potentially dilute earnings per share as of December 31, 2024 and 2023. 3.27 Other provisions Provisions are recognized when: • The Company has a present, legal or constructive obligation as the result of a past event. • It is more likely than not that certain resources must be used, to settle the obligation. • A reliable estimate can be made of the amount of the obligation. In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income. The expense for any provision is presented net of any reimbursements in the consolidated statement of income. Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

Notes to the Consolidated Financial Statement December 31, 2024 36 The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated. 3.28 Obligations related to employee termination benefits and pension commitments Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment. These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. Actuarial losses and gains that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”. Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions. The above is applicable except in the United States, where our subsidiary, SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 18.4). 3.29 Compensation plans Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income (see Note 18.6). 3.30 Revenue recognition Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries. Revenues are recognized when the specific conditions for each income stream are met, as follows: (a) Sale of goods The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met. Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and returns at the date of the sale. Volume discounts are evaluated in consideration of annual expected purchases and in accordance with the criteria defined in agreements.

Notes to the Consolidated Financial Statement December 31, 2024 37 (b) Sale of services Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably. (c) Income from dividends Income from dividends is recognized when the right to receive the payment is established. 3.31 Finance income and finance costs Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method. Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued less interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method. 3.32 Current income tax and deferred Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies. Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that payment will be required to a taxation authority. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty. Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized. In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable. Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized. Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity. The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences. The company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met:

Notes to the Consolidated Financial Statement December 31, 2024 38 (i) the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and (ii) it is probable that the temporary difference will not be reversed in the foreseeable future. Recognized deferred tax assets are income taxes recoverable in future periods related to: a) deductible temporary differences; b) compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and c) compensation for unused credits from prior periods. The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits. Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements: (i) temporary differences are reversed in the foreseeable future; and (ii) there is taxable profit available against which temporary differences can be used. 3.33 Operating segment reporting IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by their operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose. An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments. Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments. 3.34 Primary accounting criteria, estimates and assumptions Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full. In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to: • Depreciation expense is determined using useful lives estimated on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16). • Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying

Notes to the Consolidated Financial Statement December 31, 2024 39 amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact on the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16). • Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18). • Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements. • Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance. • Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable inventory valuation. (See Note 11). Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively. 3.35 Government grants The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received. 3.36 Environment In general, the company follows the criterion that the amounts allocated to environmental protection and impr ovement are considered as environmental expenditure. However, the amounts of certain items are considered as property, plant and equipment where appropriate.

Notes to the Consolidated Financial Statement December 31, 2024 40 Note 4 Financial risk management 4.1 Financial risk management policy The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components. The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others. The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk. 4.2 Risk Factors (a) Credit risk A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement income of the Company's operations. Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covering the risk of insolvency and unpaid invoices correspond to 90% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6. Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe. No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2023, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2023, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts. The effect of this change was not significant for the financial statements as of December 31, 2023. Bank promissory notes: Negotiable promissory notes issued by a bank, payable upon maturity at the request of clients to guarantee the Company’s collection. Bank promissory notes are accepted based on the classification used by the Industrial and Commercial Bank of China Limited (ICBC), which provides a list of accepted banks for clearing and/or collection of these documents based on their credit rating.

Notes to the Consolidated Financial Statement December 31, 2024 41 The classification used for bank promissory notes is as follows: - S: Large banks - T: Small-to-medium-sized banks - T1: Financial services companies - Others ICBC Classification As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ S 5,894 112,545 T 13,626 13,218 T1 12,744 168 Others 7,476 - Total 39,740 125,931 Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments. The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates. The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents as of December 31, 2024. Financial institution Financial assets Rating As of December 31, 2024 Moody´s S&P Fitch ThUS$ Banco Santander Time deposits P-1 A-1 F1 104,542 Scotiabank Chile Time deposits - - F1+ 106,564 Banco Estado Time deposits P-1 A-1 F2 104,084 Banco Crédito e Inversiones Time deposits P-1 A-2 F2 1,003 Banco de Chile Time deposits P-1 A-1 - 6,307 Banco Crédito e Inversiones Investment fund AA+ - - 4,997 JP Morgan US dollar Liquidity Fund Institutional Investment fund Aaa-mf - - 1,974 Legg Mason - Western Asset Institutional cash reserves Investment fund - - AAAmmf 122,337 Total 451,808

Notes to the Consolidated Financial Statement December 31, 2024 42 The following financial assets correspond to term deposits over 90 days and margin call as of December 31, 2024. Financial institution Financial assets Rating As of December 31, 2024 Moody´s S&P Fitch ThUS$ Banco Crédito e Inversiones Time deposits P-1 A-2 F2 174,684 Banco Estado Time deposits P-1 A-2 F2 90,975 Banco Santander Time deposits P-1 A-1 F1 415,851 Banco Itaú CorpBanca Time deposits P-1 A-2 - 66,166 Scotiabank Chile Time deposits - - F1+ 240,164 Bank of Nova Scotia Time deposits P-1 A-1 F1+ 51,025 KBC Bank Time deposits - A-2 F1 22,397 Total 1,061,262 The following financial assets correspond to time deposits of less than 90 days and investment funds held in cash and cash equivalents of December 31, 2023. Financial institution Financial assets Rating As of December 31, 2023 Moody´s S&P Fitch ThUS$ Banco Santander- Santiago Time deposits P-1 A-2 - 6,318 Banco Crédito e Inversiones Time deposits P-1 A-2 F2 1,001 Corpbanca Time deposits P-2 A-2 - 5,014 Banco de Chile Time deposits P-1 A-1 - 4,460 Scotiabank Chile Time deposits - - F1+ 6,752 Banco Crédito e Inversiones Investment fund AA+ - - 5,031 JP Morgan US dollar Liquidity Fund Institutional Investment fund Aaa-mf AAAm AAAmmf 22,845 Legg Mason - Western Asset Institutional cash reserves Investment fund - AAAm AAAmmf 312,924 Total 364,345 The following financial assets correspond to term deposits over 90 days and margin call as of December 31, 2023. Financial institution Financial assets Rating As of December 31, 2023 Moody´s S&P Fitch ThUS$ Banco Crédito e Inversiones Time deposits P-1 A-2 F2 74,459 Banco Morgan Stanley Margin Call P-1 A-2 F1 5,590 Banco Santander Time deposits P-1 A-2 - 100,083 Banco Itaú CorpBanca Time deposits P-2 A-2 - 372,061 Scotiabank Chile Time deposits - - F1+ 319,128 Bank of Nova Scotia Time deposits P-1 - - 353,592 Sumitomo Mitsui Banking Time deposits P-1 - F1 91,884 Total 1,316,797 (b) Exchange risk The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatches to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

Notes to the Consolidated Financial Statement December 31, 2024 43 A significant portion of the Company’s costs, especially salary payments, are associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase in these accounting costs, which would be reflected in the Company’s statement income. By the quarter of 2024, approximately US$831 million accumulated in expenses are associated with the Peso. As of December 31, 2024, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$25.83 million. This air is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2023, this value corresponds to a net asset amounting US$ 2.52 million. Furthermore, as of December 31, 2024, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative time deposits in UF and in pesos, at a net asset fair value of US 15.40 million. As of December 31, 2023, a net liability fair value was recognized for an amount of US$18.30 million of net liabilities. To ensure the difference between its assets and liabilities, the Company held the following derivative contracts as of December 31, 2024 (as the absolute value of the sum of their notional amounts): US$ 5.90 million in Chilean peso/dollar derivative contracts, US$ 40.35 million in euro/dollar derivative contracts, US$ 28.92 million in South African rand/dollar derivative contracts, US$ 302.65 million in Chinese renminbi/dollar derivative contracts, US$ 7.79 million in Australian dollar/dollar derivative contracts and US$ 8.00 million in other currencies.

Notes to the Consolidated Financial Statement December 31, 2024 44 These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of December 31, 2024. Financial institution Financial assets Rating Moody´s S&P Fitch MUFG Derivative P-1 - F1 Merrill Lynch International Derivative P-1 A-2 F1+ JP Morgan Derivative P-1 A-1 F1+ Morgan Stanley Derivative P-1 A-2 F1 The Bank of Nova Scotia Derivative P-1 A-1 F1+ Banco Itaú Corpbanca Derivative P-2 A-2 - Banco de Chile Derivative P-1 A-1 - Barclays Derivative P-2 A-2 F1 HSBC Derivative P-2 A-2 F1+ (c) Interest rate risk Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects. The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread. As of December 31, 2024, approximately 7.1% of the Company's financial obligations are subject to variations in the SOFR rate. The long-term loans subject to SOFR plus a spread are held with Bank of Nova Scotia and Banco Santander/Kexim. The SOFR exposure is being hedged through derivatives. (d) Liquidity risk Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short-term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of December 31, 2024, this was 2.51 and 2.50 for December 31, 2023). The Company has an important capital expense program which is subject to change over time. On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations. The Company constantly monitors the matching of its obligations with its investments, taking due care of the maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2024, the Company had unused, available revolving credit facilities with banks, for a total of US$1,676 million. Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating. 1 All current assets divided by all current liabilities.

Notes to the Consolidated Financial Statement December 31, 2024 45 The following table shows the maturity profile of the financial liabilities according to their contractual flows. As of December 31, 2024 (Figures expressed in millions of US dollars) Nature of undiscounted cash flows Carrying amount Less than 1 year 1 to 5 years Over 5 years Total Bank borrowings 984.80 907.07 77.49 71.89 1,056.45 Unsecured obligations 3,815.34 433.76 1,258.08 3,355.57 5,047.41 Sub total 4,800.14 1,340.83 1,335.57 3,427.46 6,103.86 Hedging liabilities 28.76 6.4 40.33 10.34 57.07 Derivative financial instruments 0.16 0.16 - - 0.16 Sub total 28.92 6.56 40.33 10.34 57.23 Current and non-current lease liabilities (1) 83.81 25.12 62.49 0.67 88.28 Trade accounts payable and other accounts payable 471.45 471.45 - - 471.45 Total 5,384.32 1,843.96 1,438.39 3,438.47 6,720.82 (1) Leases subject to variability are not included. As of December 31, 2023 (Figures expressed in millions of US dollars) Nature of undiscounted cash flows Carrying amount Less than 1 year 1 to 5 years Over 5 years Total Bank borrowings 1,464.26 1,117.86 268.80 62.05 1,448.71 Unsecured obligations 2,999.17 98.88 729.56 2,733.92 3,562.36 Sub total 4,463.43 1,216.74 998.36 2,795.97 5,011.07 Hedging liabilities 25.37 24.11 30.08 1.30 55.49 Derivative financial instruments 14.81 14.81 - - 14.81 Sub total 40.18 38.92 30.08 1.30 70.30 Current and non-current lease liabilities (1) 75.16 19.94 56.45 3.79 80.18 Other Commitments (2) 214.25 190.25 24 - 214.25 Trade accounts payable and other accounts payable 449.63 449.63 - - 449.63 Total 5,242.65 1,915.48 1,108.89 2,801.06 5,825.43 (1) Leases subject to variability are not included. As of December 31, 2024, the nominal value of the contracted cash flows in US dollars of the CCS contracts were ThUS$ 374,140 (ThUS$ 504,393 as of December 31, 2023). 4.3 Financial risk management The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

Notes to the Consolidated Financial Statement December 31, 2024 46 Note 5 Separate information on the main office, parent entity and joint action agreements 5.1 Parent’s stand-alone assets and liabilities Parent’s stand-alone assets and liabilities As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Assets 9,794,433 9,751,095 Liabilities (4,633,614) (4,220,420) Equity 5,160,819 5,530,675 5.2 Parent entity Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Financial Statement December 31, 2024 47 Note 6 Board of Directors, Senior Management and Key management personnel 6.1 Remuneration of the Board of Directors and Senior Management (a) Board of directors SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three- year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2024, which included the election of two independent directors. Subsequent to such election, the following is the integration of the Company's committees: - Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Hernán Büchi Buc, with Ms. Ocqueteau and Mr. Gil as independent members. - The Company’s Health, Safety and Environment Committee: This committee is comprised of Georges de Bourguignon, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto. - Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying. During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management between January and December 2024. (b) Board of Directors’ Compensation Board members’ compensation for 2024, that is from April 25, 2024 to April 26, 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows: (i) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month. (ii) A variable gross amount payable to the Chairman and Vice President of the board of Directors, equivalent to 0.12% of net income before tax earned by the Company (the “Profit”) during the respective business year for each; and (iii) A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of net income before tax earned by the Company during the respective business year. For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year. Compensation of the Board for 2023, that is from April 25, 2023 to April 25, 2024, was determined by the Annual General Shareholders Meeting held on April 25, 2023. It is as follows: (iv) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month. (v) A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and (vi) A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

Notes to the Consolidated Financial Statement December 31, 2024 48 Net income for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022. These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2024, amounted to ThUS$ 7,653 and as of December 31, 2023 to ThUS$ 7,516. (c) Directors’ Committee compensation Compensation for the Board of Directors is the same for both 2023 and 2024, as follows: (i) The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned. (ii) The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2023 business year, and 0.02% of the net income before tax obtained by the Company during the respective business year for 2024. For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company’s directors as variable compensation for the 2023 business year. Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022. These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. (d) Health, Safety and Environmental Matters Committee: The remuneration of this committee for the 2023 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2024 period, this remuneration remains unchanged. (e) Corporate Governance Committee The remuneration for this committee for the 2023 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2024 period, this remuneration remains unchanged. (f) Guarantees constituted in favor of the directors No guarantees have been constituted in favor of the directors. (g) Senior management compensation: (i) This includes a monthly fixed salary and variable performance bonuses. (See Note 6.2)

Notes to the Consolidated Financial Statement December 31, 2024 49 (ii) The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year. (iii) In addition, there are retention bonuses for its executives (see Note 18.6) (h) Guarantees pledged in favor of the Company’s management No guarantees have been pledged in favor of the Company’s management. (i) Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points. The Company’s Management and Directors do not receive or have not received any benefit during the ended December 31, 2024 and the year ended December 31, 2023 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points. 6.2 Key management personnel compensation As of December 31, 2024 and 2023, the number of the key management personnel is 176 and 153, respectively. Key management personnel compensation For the period ended December 31, 2024 For the period ended December 31, 2023 ThUS$ ThUS$ Key management personnel compensation 31,061 37,418 Please also see the description of the compensation for executives in Note 18.6.

Notes to the Consolidated Financial Statements December 31, 2024 50 Nota 7 Background on companies included in consolidation and non-controlling interests 7.1 Assets, liabilities and profit of consolidated subsidiaries as of December 31, 2024. Subsidiaries Assets Liabilities Revenue Net profit (loss) Comprehensive income (loss) Currents Currents Non-currents Currents Non-currents ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Nitratos S.A. 565,757 118,494 409,379 13,700 292,830 72,870 72,861 SQM Potasio SpA 3,064 1,594,356 967,034 1,985 3,183 (853,441) (850,360) Serv. Integrales de Tránsito y Transf. S.A. 5,017 30,478 12,895 6,090 24,070 2,080 2,147 Isapre Norte Grande Ltda. 756 1,112 937 213 4,124 44 24 Ajay SQM Chile S.A. 55,487 2,452 35,622 663 89,677 6,655 6,655 Almacenes y Depósitos Ltda. 182 - - - - (71) (242) SQM Salar SpA 2,178,964 2,977,590 3,058,299 293,438 1,735,111 (1,121,567) (1,122,413) SQM Industrial S.A. 1,657,901 1,143,004 969,152 100,780 1,241,346 106,412 109,534 Exploraciones Mineras S.A. 8,250 22,710 58 - - 197 197 Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A. 505 321 349 297 2,458 7 12 Soquimich Comercial S.A. 107,001 12,824 45,370 6,783 136,034 8,799 8,831 Comercial Agrorama Ltda. 378 1 412 12 475 14 9 Comercial Hydro S.A. 4,764 - 1 14 35 11 11 Agrorama S.A. 2 - 3,804 - 64 14 13 Orcoma SpA 451 12,638 12,163 56 - (1,413) (1,413) Orcoma Estudio SpA 7,334 - 2,675 - - 18 18 SQM MAG SPA 3,789 384 1,467 5 5,245 832 831 Sociedad Contractual Minera Búfalo 4,144 50,792 55,954 - - (536) (536) SQM Nueva Potasio SpA - 1,804,818 - - - 187,425 183,572 SQM Lab SpA 350 - - - - - - SQM North America Corp. 194,583 15,855 189,327 550 404,168 (3,005) (3,068) RS Agro Chemical Trading Corporation A.V.V. - - - - - 163 163 Nitratos Naturais do Chile Ltda. 125 139 2,873 - - 696 696 SQM Corporation N.V. 290 137,605 3,655 - - 13,367 13,367 SQM Ecuador S.A. 27,347 818 18,076 72 51,021 594 594 SQM Brasil Ltda. 266 - 237 1,848 - 262 262 Subtotal 4,826,707 7,926,391 5,789,739 426,506 3,989,841 (1,579,573) (1,578,235) * Information based on the stand-alone financial statements of each subsidiary.

Notes to the Consolidated Financial Statement December 31, 2024 51 Subsidiaries Assets Liabilities Revenue Net profit (loss) Comprehensive income (loss) Currents Currents Non-currents Currents Non-currents ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQMC Holding Corporation L.L.P. 38,606 24,400 1,229 - - 5,349 5,349 SQM Japan Co. Ltd. 3,928 100 1,045 35 31,313 165 165 SQM Europe N.V. 526,471 4,961 110,750 2,874 1,330,225 45,889 45,889 SQM Indonesia S.A. 3 - - - - - - SQM Comercial de México S.A. de C.V. 168,365 13,476 66,172 2,995 300,926 (632) (632) SQM Investment Corporation N.V. 6,240 407,883 110 - - 37,759 37,755 Royal Seed Trading Corporation A.V.V. - - - - - 13,829 13,829 SQM France S.A. 345 6 114 - - - - Administración y Servicios Santiago S.A. de C.V. 107 - 338 - - 50 50 SQM Nitratos México S.A. de C.V. 97 - 14 - - (25) (25) Soquimich European Holding B.V. 23,624 522,085 276 31 - 53,022 53,016 SQM Iberian S.A. 57,855 4,736 23,461 76 128,368 4,718 4,718 SQM Africa Pty Ltd. 39,347 3,085 24,213 1,105 75,809 62 62 SQM Oceania Pty Ltd. 6,876 88 4,129 - 7,506 128 128 SQM Beijing Commercial Co. Ltd. 1,390 - 29 - - (3) (3) SQM Thailand Limited - - - - - 3,330 3,330 SQM Colombia SAS 14,082 2,721 12,132 1,677 28,466 (960) (960) SQM Shanghai Chemicals Co. Ltd. 448,376 293,372 248,486 - 1,635,040 (19,141) (19,141) SQM Australia Pty Ltd. 180,440 1,536,559 679,055 29,262 37,671 (26,519) (26,519) Soquimich LLC 117,931 1,346 83,467 - 204,187 (7,804) (7,804) SQM Holland B.V. 13,948 11,301 2,876 - 25,465 (756) (756) Soquimich Comercial Brasil Ltda. 63 38 25 21 - (246) (246) SQM Comercial Perú S.A.C. 50,530 7,271 42,170 94 51,123 876 876 SQM India Private Limited 879 79 512 18 - (149) (149) Sichuan Dixin New Energy Co., LTD 34,145 102,924 27,136 - 35,291 (6,375) (6,375) SQM (Shanghai) Industrial Co, Ltd. 36,614 1,150 35,763 227 25,939 273 273 SQM Lithium Europe NV 129,572 1,187 125,803 - - (598) (598) SQM Japan Lithium Co. Ltd. 442 118 177 193 - (201) (201) SQM Lithium North America Corporation 28,228 288 23,535 - - (19) (19) Sociedad Quimica y Minera Maroc 207 - - - - - - Subtotal 1,928,711 2,939,174 1,513,017 38,608 3,917,329 102,022 102,012 Total 6,755,418 10,865,565 7,302,756 465,114 7,907,170 (1,477,551) (1,476,223) * Information based on the stand-alone financial statements of each subsidiary.

Notes to the Consolidated Financial Statement December 31, 2024 52 Assets, liabilities and profit of consolidated subsidiaries as of December 31, 2023 Subsidiaries Assets Liabilities Revenue Net profit (loss) Comprehensive income (loss) Currents Currents Non-currents Currents Non-currents ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Nitratos S.A. 470,186 116,608 384,564 13,920 216,568 27,572 27,637 SQM Potasio S.A. 3,049 3,315,225 631,602 13,942 6,457 542,212 540,675 Serv. Integrales de Tránsito y Transf. S.A. 3,466 31,651 14,362 6,393 22,543 (2,265) (2,235) Isapre Norte Grande Ltda. 881 1,110 1,007 217 4,946 64 58 Ajay SQM Chile S.A. 49,181 1,963 30,233 921 89,482 6,608 6,608 Almacenes y Depósitos Ltda. 207 70 - - - (14) (47) SQM Salar S.A. 2,616,089 2,915,254 2,475,895 312,191 3,928,645 630,409 628,534 SQM Industrial S.A. 1,190,229 1,607,194 678,255 113,005 1,234,661 329,391 328,281 Exploraciones Mineras S.A. 8,052 22,710 58 - - 206 206 Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A. 521 350 376 305 3,458 34 57 Soquimich Comercial S.A. 105,505 13,778 43,363 8,761 136,765 9,749 9,739 Comercial Agrorama Ltda. 233 28 317 10 897 1,243 1,241 Comercial Hydro S.A. 4,760 - 4 20 35 384 384 Agrorama S.A. 21 - 4,353 3 178 74 73 Orcoma SpA 466 13,863 11,986 61 - (28) (28) Orcoma Estudio SpA 7,337 3 2,698 - - (1) (1) SQM MaG SPA 2,234 411 771 6 3,716 499 499 Sociedad Contractual Minera Búfalo 3,381 39,066 42,929 - - (517) (517) SQM North America Corp. 219,383 14,109 208,547 1,316 449,692 (19,898) (19,781) RS Agro Chemical Trading Corporation A.V.V. 6 - 163 - - (5,185) (5,185) Nitratos Naturais do Chile Ltda. - 129 2,986 442 - (87) (87) SQM Corporation N.V. 290 124,457 3,645 - - 15,920 15,923 SQM Ecuador S.A. 40,268 823 31,582 85 54,707 1,174 1,174 SQM Brasil Ltda. 218 1 253 2,336 - (253) (253) Subtotal 4,725,963 8,218,803 4,569,949 473,934 6,152,750 1,537,291 1,532,955 * Information based on the stand-alone financial statements of each subsidiary.

Notes to the Consolidated Financial Statement December 31, 2024 53 Subsidiaries Assets Liabilities Revenue Net profit (loss) Comprehensive income (loss) Currents Currents Non-currents Currents Non-currents ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQMC Holding Corporation L.L.P. 35,848 21,478 897 - - 3,379 3,379 SQM Japan Co. Ltd. 54,419 152 51,569 218 173,005 (238) (238) SQM Europe N.V. 914,780 4,807 544,432 3,237 2,686,806 53,935 53,935 SQM Indonesia S.A. 3 - - - - - - SQM Virginia LLC - - - - - - - SQM Comercial de México S.A. de C.V. 193,647 15,081 90,871 4,549 342,755 29,232 29,232 SQM Investment Corporation N.V. 8,849 368,918 833 - - 46,310 46,318 Royal Seed Trading Corporation A.V.V. 25 - 13,849 - - 5,071 5,071 SQM Lithium Specialties LLP - - - - - - - Comercial Caimán Internacional S.A. - - - - - - - SQM France S.A. 345 6 114 - - - - Administración y Servicios Santiago S.A. de C.V. 160 - 442 - - (42) (42) SQM Nitratos México S.A. de C.V. 123 - 16 - - 14 14 Soquimich European Holding B.V. 17,884 475,959 524 30 - 60,648 60,659 SQM Iberian S.A. 55,978 7,429 28,933 134 127,078 4,814 4,814 SQM Africa Pty Ltd. 56,663 4,272 41,639 2,245 94,369 1,438 1,438 SQM Oceania Pty Ltd. 6,132 - 3,437 - 4,743 337 337 SQM Beijing Commercial Co. Ltd. 1,916 - 58 - - (263) (263) SQM Thailand Limited 3,032 - 33 - - - - SQM Colombia SAS 26,338 938 22,203 1,119 27,294 2,764 2,764 SQM Shanghai Chemicals Co. Ltd. 1,013,923 308,158 693,580 - 2,941,628 237,675 237,675 SQM Australia Pty Ltd. 129,176 1.033,001 514,274 94,281 - (14,635) (14,635) SQM Korea LLC 291,479 750 248,616 476,357 42,515 42,515 SQM Holland B.V. 11,692 12,797 1,360 - 24,348 (1,845) (1,845) Soquimich Comercial Brasil Ltda. - - - - - - - Subtotal 2,822,412 2,253,746 2,257,680 105,813 6,898,383 471,109 471,128 Total 7,548,375 10,472,549 6,827,629 579,747 13,051,133 2,008,400 2,004,083 * Information based on the stand-alone financial statements of each subsidiary.

Notes to the Consolidated Financial Statement December 31, 2024 54 7.2 Non-controlling interests Subsidiary % of interests in the ownership held by non- controlling interests Profit (loss) attributable to non-controlling interests for the period ended Equity, non-controlling interests for the period ended Dividends paid to non-controlling interests for the period ended As of December 31, 2024 As of December 31, 2023 As of December 31, 2024 As of December 31, 2023 As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay SQM Chile S.A. 49.00000% 3,261 3,238 10,611 9,795 2,446 2,429 Soquimich Comercial S.A. 39.36168% 3,463 3,838 26,637 26,435 3,463 3,837 Comercial Agrorama Ltda. 30.00000% - - - - - - SQM Indonesia S.A. 20.00000% - - - - - - SQM Thailand Limited 0.00200% - - - - - - Total 6,724 7,076 37,248 36,230 5,909 6,266

Notes to the Consolidated Financial Statements December 31, 2024 55 Note 8 Equity-accounted investees 8.1 Investments in associates recognized according to the equity method of accounting As of December 31, 2024 and 2023, in accordance with criteria established in Note 2: Associates Equity-accounted investees Share in income of associates accounted for using the equity method for the period ended Share in other comprehensive income of associates accounted for using the equity method for the period ended Share in total other comprehensive income of associates accounted for using the equity method for the period ended As of December 31, 2024 As of December 31, 2023 December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay North America 17,470 17,657 5,721 3,733 - - 5,721 3,733 Ajay Europe SARL 6,403 7,722 3,387 4,013 (643) 382 2,744 4,394 SAS Adionics (1) - 19,514 (763) (985) - - (763) (985) Electric Era Technologies Inc. (1) - 3,000 - - - - - - Altilium Metals Ltd. (1) - 7,620 - - - - - - Total 23,873 55,513 8,345 6,761 (643) 382 7,702 7,142 (1) These investments were reclassified to other non-current financial assets. For further detail see disclosure in note 8.3 a). Associate Description of the nature of the relationship Address Country of incorporation Share of ownership in associates Dividends received for the period ending December 31, 2024 December 31, 2023 ThUS$ ThUS$ Abu Dhabi Fertilizer Industries WWL Distribution and commercialization of specialty plant nutrients in the Middle East. PO Box 71871, Abu Dhabi United Arab Emirates 37% - 633 Ajay North America Production and distribution of iodine and iodine derivatives. 1400 Industry RD Power Springs GA 30129 United States of America 49% 2,799 4,013 Ajay Europe SARL Production and distribution of iodine and iodine derivatives. Z.I. du Grand Verger BP 227 53602 Evron Cedex France 50% 3,049 4,682 SAS Adionics Lithium extraction, salt separation, water treatment for production and lithium cleaning. 17 bis Avenue des Andes Les Ulis, 91940 France 20% - - Total 5,848 9,328

Notes to the Consolidated Financial Statements December 31, 2024 56 8.2 Assets, liabilities, revenue and expenses of associates Associate As of December 31, 2024 For the period ended December 31, 2024 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay North America 28,246 16,438 9,032 - 72,487 11,677 - 11,677 Ajay Europe SARL 27,615 3,953 18,762 - 68,962 6,772 (23) 6,749 Total 55,861 20,391 27,794 - 141,449 18,449 (23) 18,426 Associate As of December 31, 2023 For the period ended December 31, 2023 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Ajay North America 26,280 16,307 6,553 - 60,019 7,617 - 7,617 Ajay Europe SARL 27,263 3,197 15,015 - 73,952 8,025 12 8,037 SAS Adionics 19,645 12,294 5,141 917 4,156 (4,924) - (4,924) Total 73,188 31,798 26,709 917 138,127 10,718 12 10,730

Notes to the Consolidated Financial Statements December 31, 2024 57 8.3 Disclosures regarding interests in associates (a) Transactions for the period ended December 31, 2024: • During the third quarter of 2024, the Company lost significant influence over the investment of ThUS$18,756 in SAS Adionics and, therefore, this amount was reclassified to “Other non-current financial assets”. (b) Transactions for the period ended December 31, 2023 • During the second quarter of 2023, the Company received dividends from Abu Dhabi Fertilizer Industries WWL amounting ThUS$ 633, which were presented under "Other gains (losses). • During the third quarter of 2023, the Company invested ThUS$20,383 to acquire a 20% interest in Adionics Société par actions simplifiée. • During the third quarter of 2023, the Company invested ThUS$7,620 to acquire a 3% interest in Altilium Metals Ltd., and ThUS$3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. The Company has certain protective rights, specific rights over share transfers and first refusal rights in future capital increases over these investments. The Company concluded that the Group does not have significant influence over these investments and as such these investments have been reclassified to Other non-current financial assets.

Notes to the Consolidated Financial Statements December 31, 2024 58 Note 9 Joint Ventures 9.1 Investment in joint ventures accounted for under the equity method of accounting. Joint Venture Equity-accounted investees Share in income (loss) of joint ventures accounted for using the equity method for the period ended Share on other comprehensive income joint ventures accounted for using the equity method for the period ended Share on total comprehensive income of joint ventures accounted for using the equity method for the period ended As of December 31, 2024 As of December 31, 2023 December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. 8,422 19,490 2,491 (6,564) (577) 2,450 1,914 (4,114) Pavoni & C. SpA 7,508 7,870 189 396 (276) 139 (87) 535 Covalent Lithium Pty Ltd. (1) - - (758) 107 265 1,583 (493) 1,690 Pirra Lithium Pty Ltd. 3,535 3,544 - - - - - - Azure Minerals 542,456 - - - - - - - Total 561,921 30,904 1,922 (6,061) (588) 4,172 1,334 (1,889) (1) Investments accounted for using the equity method with a negative value are included within “Other non-current provisions” in the amount of ThUS$1,259. The effects resulting from the share in the profit (loss) of this joint venture as of December 31, 2024, amount to ThUS$ (758), and are included within “other (losses) gains”.

Notes to the Consolidated Financial Statements December 31, 2024 59 (1) The amounts shown in the following table represent those used in the recognition of the equity method for SQM Vitas Fzco: Joint Venture Equity-accounted investees Share in income (loss) of joint ventures accounted for using the equity method, for the period ended Share on other comprehensive income of joint ventures accounted for using the equity method, for the period ended Share on total comprehensive income of joint ventures accounted for using the equity method, for the period ended As of December 31, 2024 As of December 31, 2023 December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 December 31, 2024 December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Brasil Agroindustria (*) - - - (4,217) - - - (4,217) SQM Vitas Perú S.A.C. (**) - 2,488 (866) (2,302) - - (866) (2,302) Total - 2,488 (866) (6,519) - - (866) (6,519) Joint venture Description of the nature of the relationship Domicile Country of incorporation Share of interest in ownership Dividends received for the year ending December 31, 2024 December 31, 2023 ThUS$ ThUS$ SQM Vitas Fzco. Production and commercialization of specialty plant, animal nutrition and industrial hygiene. Jebel ALI Free Zone P.O. Box 18222, Dubai United Arab Emirates 50% 12,500 - Pavoni & C. SpA Production of specialty fertilizers and others for distribution in Italy and other countries. Corso Italia 172, 95129 Catania (CT), Sicilia Italy 50% 218 - Covalent Lithium Pty Ltd. Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine. L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831 Australia 50% - - SQM Vitas Brasil Agroindustria (*) Production and trading of specialty vegetable and animal nutrition and industrial hygiene. Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia. Brazil 0% - - SQM Vitas Perú S.A.C. (**) Production and trading of specialty vegetable and animal nutrition and industrial hygiene. Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima Peru 0% - - Pirra Lithium Pty Ltd. Exploration and development of lithium assets. Suite 12, 11 Ventnor Avenue, West Perth, WA 6605. Australia 40% - - Azure Minerals (***) In charge of the development of the world-class Andover lithium deposits. 51 Point Samson-Roebourne Rd, Roebourne WA 6718 Australia 50% - - Total 12,718 - (*) As of December 31, 2023, the investment in SQM Vitas Brasil Agroindustria was sold. (**) As of March 27, 2024, all SQM Vitas Perú S.A.C. shares had been acquired by the Company. As of December 31, 2023, Vitas Fzco's ownership interest in SQM Vitas Peru was 99.99999%. (***) SH Mining Pty Ltd. holds 30.57% interest in Azure Minerals.

Notes to the Consolidated Financial Statements December 31, 2024 60 9.2 Assets, liabilities, revenue and expenses from joint ventures Joint Venture As of December 31, 2024 For the period ended December 31, 2024 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. (*) 16,882 - 38 - - (5,970) - (5,970) SQM Vitas Perú S.A.C. (*) 39,072 8,578 33,547 196 17,672 1,731 - 1,731 Pavoni & C. SpA (*) 11,416 5,919 7,855 877 23,878 379 (229) 150 Covalent Lithium Pty Ltd. 10,576 915 11,868 2,141 - (1,516) - (1,516) Pirra Lithium Pty Ltd. 2,720 2,006 10 - - 3 - 3 Azure Minerals 32,907 9,071 3,561 24,254 - - - - Total 113,573 26,489 56,879 27,468 41,550 (5,373) (229) (5,602) Joint Venture As of December 31, 2023 For the period ended December 31, 2023 Assets Liabilities Revenue Net income (loss) Other comprehensive income Comprehensive income Current Non-current Current Non-current ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. (*) 34,056 - 52 - - 359 - 359 SQM Vitas Brasil Agroindustria (*) - - - - - - - - SQM Vitas Perú S.A.C. (*) 40,327 8,954 36,898 220 53,477 (4,603) - (4,603) Pavoni & C. SpA (*) 11,879 6,407 8,146 814 21,439 792 115 907 Covalent Lithium Pty Ltd. 6,980 2,602 7,106 4,009 - 215 - 215 Pirra Lithium Pty Ltd. - - - - - - - - Total 93,242 17,963 52,202 5,043 74,916 (3,237) 115 (3,122) (*) The financial figures exclude consolidation adjustments (unrealized gains and losses).

Notes to the Consolidated Financial Statements December 31, 2024 61 9.3 Other Joint Venture disclosures Joint Venture Cash and cash equivalents Other current financial liabilities Other non-current financial liabilities As of December 31, 2024 As of December 31, 2023 As of December 31, 2024 As of December 31, 2023 As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. 10,807 28,012 - - - - SQM Vitas Brasil Agroindustria - - - - - - SQM Vitas Perú S.A.C. 1,092 2,318 - - - - Pavoni & C. SpA 493 838 2,809 2,043 - - Covalent Lithium Pty Ltd. 1,403 1,865 - - - - Pirra Lithium Pty Ltd. 2,718 - - - - - Azure Minerals 26,678 - - - - - Total 43,191 33,033 2,809 2,043 - - Joint Venture Depreciation and amortization expense for the period ending Interest expense for the period ending Income tax benefit (expense) for the period ending As of December 31, 2024 As of December 31, 2023 As of December 31, 2024 As of December 31, 2023 As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Vitas Fzco. - - (1) (1) - - SQM Vitas Brasil Agroindustria - - - - - - SQM Vitas Perú S.A.C. (109) (513) (70) (220) (342) 2.013 Pavoni & C. SpA (99) (213) (375) (418) (184) (392) Covalent Lithium Pty Ltd. (252) (691) (20) (16) (1.364) (107) Pirra Lithium Pty Ltd. - - - - - - Azure Minerals - - - - - - Total (460) (1,417) (466) (655) (1,890) 1,514

Notes to the Consolidated Financial Statements December 31, 2024 62 9.4 Disclosure of interests in joint ventures a) Transactions conducted in 2024 • On March 27, 2024, the Company acquired 100% interest ownership in SQM Vitas Perú S.A.C., starting its consolidation in the second quarter of 2024. The purchase price was for ThUS$ 10,116. • During the first quarter of 2024, the share percentage in Pirra Lithium Pty Ltd increased to 40% for an amount of ThUS$ 3,544. • On May 9, 2024, the company acquired an additional 30.57% of Azure Minerals for ThUS$356,846 through SH Mining Pty Ltd., bringing total interest to 50%. As of December 31, 2023, the Company held a 19.43% interest, presented in other non-current financial assets. Further details are available in the description in Note 13.1. b) Transactions conducted in 2023 • On December 19, 2023, the joint venture SQM Vitas Fzco sold its 100% interest in SQM Vitas Brasil, generating an effect on the consolidated financial statements of a loss of ThUS$2.6. Prior to the sale of Vitas Brasil, Vitas Brasil distributed dividends to SQM Vitas Fzco for ThUS$14,282. Subsequently, in 2024 SQM Vitas Fzco distributed and paid dividends to the Company in the amount of ThUS$12,500. • During the fourth quarter of 2023, the Company made an investment of ThUS$3,544 in Pirra Lithium Pty Ltd with an equity interest of 37.5%. The Company has the right to nominate a director and anti-dilution rights in terms of its shareholding. In addition, it has the right to nominate a member of the technical committee in charge of exploration plans and budgets. • On December 19, 2023, the Company made on agreement with SQM Vitas to acquire 50% of the SQM Vitas Peru joint venture, which will be completed during the second quarter of 2024 subject to compliance with certain regulatory requirements. 9.5 Joint Operations. In 2017, the Company acquired 50% of assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project consists of designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide. As of December 31, 2024, a total of US$840.9 million has been contributed to the Mt Holland lithium project.

Notes to the Consolidated Financial Statements December 31, 2024 63 Note 10 Cash and cash equivalents 10.1 Types of cash and cash equivalents As of December 31, 2024 and 2023, cash and cash equivalents are detailed as follows: Cash As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Cash on hand 663 33 Cash in banks 925,380 676,282 Other demand deposits - 709 Total Cash 926,043 677,024 Cash equivalents As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Short-term deposits, classified as cash equivalents 322,500 23,545 Short-term investments, classified as cash equivalents 129,308 340,800 Total cash equivalents 451,808 364,345 Total cash and cash equivalents 1,377,851 1,041,369 10.2 Short-term investments, classified as cash equivalents As of December 31, 2024 and 2023, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in: Institution As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Legg Mason - Western Asset Institutional Cash Reserves 122,337 312,924 JP Morgan US dollar Liquidity Fund Institutional 1,974 22,845 Banco Crédito e Inversiones 4,997 5,031 Total 129,308 340,800 Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market.

Notes to the Consolidated Financial Statements December 31, 2024 64 10.3 Amount restricted cash balances The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions. According to the regulations of the Superintendence of Health, this guarantee is for the total amount payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2024 and 2023 pledged assets are as follows: Restricted cash balances As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Isapre Norte Grande Ltda. 942 950 Total 942 950

Notes to the Consolidated Financial Statements December 31, 2024 65 10.4 Short-term deposits, classified as cash equivalents The detail at the end of each balance date is as follows: Receiver of the deposit Type of deposit Original Currency Interest Rate Placement date Expiration date Principal Interest accrued to- date As of December 31, 2024 ThUS$ ThUS$ ThUS$ Banco de Chile Fixed term Dollar 0.43% 12/03/2024 01/06/2025 1,000 4 1,004 Banco de Chile Fixed term Dollar 0.08% 12/27/2024 01/03/2025 5,300 3 5,303 Banco Estado Fixed term Dollar 0.45% 12/10/2024 01/13/2025 500 1 501 Banco Estado Fixed term Dollar 0.40% 12/13/2024 01/13/2025 1,000 2 1,002 Banco Estado Fixed term Dollar 0.36% 12/16/2024 01/13/2025 500 1 501 Banco Estado Fixed term Dollar 0.27% 12/23/2024 01/13/2025 2,000 2 2,002 Banco Estado Fixed term Dollar 0.34% 12/26/2024 01/21/2025 50,000 39 50,039 Banco Estado Fixed term Dollar 0.34% 12/26/2024 01/21/2025 50,000 39 50,039 Banco Crédito e Inversiones Fixed term Dollar 0.46% 12/09/2024 01/13/2025 1,000 3 1,003 Banco Santander Fixed term Dollar 0.25% 12/24/2024 01/13/2025 500 - 500 Banco Santander Fixed term Dollar 0.09% 12/27/2024 01/03/2025 4,500 2 4,502 Banco Santander Fixed term Peso 0.44% 12/26/2024 01/14/2025 99,452 88 99,540 Scotiabank Chile Fixed term Dollar 0.32% 12/19/2024 01/13/2025 500 1 501 Scotiabank Chile Fixed term Dollar 0.18% 12/30/2024 01/13/2025 800 - 800 Scotiabank Chile Fixed term Peso 0.10% 12/26/2024 01/02/2025 2,509 2 2,511 Scotiabank Chile Fixed term Peso 0.10% 12/27/2024 01/03/2025 1,806 1 1,807 Scotiabank Chile Fixed term Peso 0.10% 12/30/2024 01/06/2025 1,505 - 1,505 Scotiabank Chile Fixed term Peso 0.45% 12/26/2024 01/28/2025 99,352 88 99,440 Total 322,224 276 322,500 Receiver of the deposit Type of deposit Original Currency Interest Rate Placement date Expiration date Principal Interest accrued to-date As of December 31, 2023 ThUS$ ThUS$ ThUS$ Banco Santander Fixed term Dollar 0.39% 12/11/2023 01/05/2024 5,000 16 5,016 Banco Santander Fixed term Dollar 0.28% 12/21/2023 01/08/2024 1,300 2 1,302 Banco Crédito e Inversiones Fixed term Dollar 0.80% 12/28/2023 02/16/2024 1,000 - 1,000 Itaú Corpbanca Fixed term Dollar 0.27% 12/18/2023 01/05/2024 3,000 6 3,006 Itaú Corpbanca Fixed term Dollar 0.54% 12/04/2023 01/08/2024 2,000 8 2,008 Scotiabank Chile Fixed term Dollar 0.45% 12/18/2023 01/16/2024 2,700 5 2,705 Scotiabank Chile Fixed term Dollar 0.23% 12/20/2023 01/04/2024 2,200 4 2,204 Scotiabank Chile Fixed term Peso 0.16% 12/29/2023 01/05/2024 1,140 1 1,141 Scotiabank Chile Fixed term Dollar 0.78% 12/13/2023 01/31/2024 700 2 702 Banco de Chile Fixed term Dollar 0.70% 12/27/2023 02/09/2024 1,850 1 1,851 Banco de Chile Fixed term Dollar 1.02% 12/04/2023 02/05/2024 1,300 6 1,306 Banco de Chile Fixed term Dollar 0.77% 12/14/2023 01/31/2024 1,300 4 1,304 Total 23,490 55 23,545

Notes to the Consolidated Financial Statements December 31, 2024 66 Note 11 Inventories The composition of inventory at each period-end is as follows: Type of inventory As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Raw material 58,212 61,098 Production supplies 91,914 77,810 Products-in-progress 698,134 744,217 Finished product 853,925 891,469 Total 1,702,185 1,774,594 As of December 31, 2024, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 462,451 and as of December 31, 2023 was ThUS$ 503,318 (including products in progress), As of December 31, 2024, bulk inventories recognized within work in progress were ThUS$ 249,105, while as of December 31, 2023 this value amounted to ThUS$ 221,559. As of December 31, 2024, bulk inventories recognized as part of finished products amounted to ThUS$ 138,625, while as of December 31, 2023, this balance was ThUS$ 164,029. As of December 31, 2024 and 2023, inventory allowances amounted to ThUS$ 114,632 and ThUS$ 133,768, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15). For raw materials, supplies, materials and parts, the lower value provision was associated with the proportion of defective materials and potential differences. The breakdown of inventory allowances is detailed as follows: Type of inventory As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Raw material and supplies for production 5,082 7,724 Products in progress 75,100 104,970 Finished product 34,450 21,074 Total 114,632 133,768 The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Financial Statements December 31, 2024 67 As of December 31, 2024 and 2023, movements in provisions are detailed as follows: Reconciliation As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Beginning balance 133,768 104,057 Decrease (increase) in carrying amount (14,517) 32,926 Additional provision for differences in inventories 171 455 Provision used (4,790) (3,670) Total changes (19,136) 29,711 Final balance 114,632 133,768 For further details, see accounting policy for inventory measurement in Note 3.15

Notes to the Consolidated Financial Statements December 31, 2024 68 Note 12 Related party disclosures 12.1 Related party disclosures Balances pending at the period end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. 12.2 Relationships between the parent and the entity Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Financial Statements December 31, 2024 69 12.3 Detailed identification of related parties and subsidiaries As of December 31, 2024 and 2023, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows: Tax ID No Name Country of origin Functional currency Nature 96.592.190-7 SQM Nitratos S.A. Chile Dollar Subsidiary 96.651.060-9 SQM Potasio SpA (9) Chile Dollar Subsidiary 79.770.780-5 Serv. Integrales de Tránsito y Transf. S.A. Chile Dollar Subsidiary 79.906.120-1 Isapre Norte Grande Ltda. Chile Peso Subsidiary 96.592.180-K Ajay SQM Chile S.A. Chile Dollar Subsidiary 79.876.080-7 Almacenes y Depósitos Ltda. Chile Peso Subsidiary 79.626.800-K SQM Salar SpA (10) Chile Dollar Subsidiary 79.947.100-0 SQM Industrial S.A. Chile Dollar Subsidiary 76.425.380-9 Exploraciones Mineras S.A. Chile Dollar Subsidiary 76.534.490-5 Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A. Chile Peso Subsidiary 79.768.170-9 Soquimich Comercial S.A. Chile Dollar Subsidiary 76.064.419-6 Comercial Agrorama Ltda. (1) Chile Peso Subsidiary 96.801.610-5 Comercial Hydro S.A. Chile Dollar Subsidiary 76.145.229-0 Agrorama S.A. Chile Peso Subsidiary 76.359.919-1 Orcoma Estudios SpA Chile Dollar Subsidiary 76.360.575-2 Orcoma SpA Chile Dollar Subsidiary 76.686.311-9 SQM MAG SpA Chile Dollar Subsidiary 77.114.779-8 Sociedad Contractual Minera Búfalo Chile Dollar Subsidiary 76.630.159-2 SQM Nueva Potasio SpA (11) Chile Dollar Subsidiary 78.009.141-K SQM Lab SpA (20) Chile Dollar Subsidiary Foreign SQM North America Corp. United States of America Dollar Subsidiary Foreign RS Agro Chemical Trading Corporation A.V.V. (5) Aruba Dollar Subsidiary Foreign Nitratos Naturais do Chile Ltda. Brazil Dollar Subsidiary Foreign SQM Corporation N.V. Curacao Dollar Subsidiary Foreign SQM Ecuador S.A. Ecuador Dollar Subsidiary Foreign SQM Brasil Ltda. Brazil Dollar Subsidiary Foreign SQMC Holding Corporation. United States of America Dollar Subsidiary Foreign SQM Japan Co. Ltd. Japan Dollar Subsidiary Foreign SQM Europe N.V. (3) Belgium Dollar Subsidiary Foreign SQM Indonesia S.A. Indonesia Dollar Subsidiary Foreign North American Trading Company (4) United States of America Dollar Subsidiary Foreign SQM Virginia LLC (4) United States of America Dollar Subsidiary Foreign SQM Comercial de México S.A. de C.V. Mexico Dollar Subsidiary Foreign SQM Investment Corporation N.V. Curacao Dollar Subsidiary Foreign Royal Seed Trading Corporation A.V.V. (6) Aruba Dollar Subsidiary Foreign SQM Lithium Specialties Limited Partnership (4) United States of America Dollar Subsidiary Foreign Comercial Caimán Internacional S.A. (2) Panama Dollar Subsidiary Foreign SQM France S.A. France Dollar Subsidiary Foreign Administración y Servicios Santiago S.A. de C.V. Mexico Dollar Subsidiary Foreign SQM Nitratos México S.A. de C.V. Mexico Dollar Subsidiary Foreign Soquimich European Holding B.V. Netherlands Dollar Subsidiary Foreign SQM Iberian S.A. Spain Dollar Subsidiary

Notes to the Consolidated Financial Statements December 31, 2024 70 (1) SQM has control over the management of Comercial Agrorama Ltda. (2) Comercial Caimán Internacional S.A. has been liquidated as of September 30, 2023. (3) On July 1, 2023, SQM Europe N.V. absorbed the subsidiary SQM International N.V. (4) SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership have been liquidated as of December 31, 2023. (5) RS Agro Chemical Trading Corporation A.V.V. was liquidated during the first quarter of 2024. (6) Royal Seed Trading Corporation A.V.V. was liquidated during the first quarter of 2024. (7) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024. (8) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. In April 2024, SQM Vitas Perú S.A.C. changed its corporate name to SQM Comercial Perú S.A.C. (9) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA. (10) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA. (11) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA. (12) The subsidiary SQM India Private Limited was incorporated on April 22, 2024. (13) The subsidiary Sichuan Dixin New Energy Co., Ltd. was acquired on April 30, 2024. (14) SQM (Shanghai) Industrial Co., Ltd. was incorporated on September 18, 2024. (15) On September 9, 2024, the subsidiary SQM Lithium Europe NV was incorporated. (16) On September 17, 2024, the subsidiary SQM Lithium North America Corporation was incorporated. (17) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated. (18) In the fourth quarter of 2024, SQM Thailand Limited was liquidated (19) On October 2024 the subsidiary SQM Japan Lithium Co. Ltd. was incorporated. (20) On December 16, 2024, the subsidiary SQM Lab SpA was incorporated Tax ID No Name Country of origin Functional currency Nature Foreign SQM África Pty Ltd. South Africa Dollar Subsidiary Foreign SQM Oceanía Pty Ltd. Australia Dollar Subsidiary Foreign SQM Beijing Commercial Co. Ltd. China Dollar Subsidiary Foreign SQM Thailand Limited (18) Thailand Dollar Subsidiary Foreign SQM Colombia SAS Colombia Dollar Subsidiary Foreign SQM Australia PTY Australia Dollar Subsidiary Foreign SQM (Shanghai) Chemicals Co. Ltd. China Dollar Subsidiary Foreign Soquimich LLC South Korea Dollar Subsidiary Foreign SQM Holland B.V. Netherlands Dollar Subsidiary Foreign Soquimich Comercial Brasil Ltda. Brazil Dollar Subsidiary Foreign Blue Energy Business and Trade (Shanghai) Co., Ltd. (7) China Chinese Yuan Subsidiary Foreign SQM Comercial Perú S.A.C. (8) Peru Dollar Subsidiary Foreign SQM India Private Limited (12) India Indian Rupee Subsidiary Foreign Sichuan Dixin New Energy Co., Ltd. (13) China Chinese Yuan Subsidiary Foreign SQM (Shanghai) Industrial Co, Ltd. (14) China Dollar Subsidiary Foreign SQM Lithium Europe NV (15) Belgium Dollar Subsidiary Foreign SQM Lithium North America Corporation (16) United States of America Dollar Subsidiary Foreign Sociedad Química y Minera Maroc (17) Marocco Moroccan Dirham Subsidiary Foreign SQM Japan Lithium Co. Ltd. (19) Japan Dollar Subsidiary Foreign Harding Battery Minerals (Novo JV) Australia Australian Dollar Subsidiary Foreign Ajay North America United States of America Dollar Associate Foreign Ajay Europe SARL France Euro Associate Foreign SAS Adionics France Euro Associate Foreign Abu Dhabi Fertilizer Industries WWL United Arab Emirates Arab Emirates dirham Associate Foreign SQM Vitas Fzco United Arab Emirates Arab Emirates dirham Joint venture Foreign Pavoni & C, SpA. Italy Euro Joint venture Foreign Covalent Lithium Pty Ltd. Australia Dollar Joint venture Foreign Pirra Lithium Pty Ltd. Australia Australian Dollar Joint venture Foreign Azure Minerals Australia Australian Dollar Joint venture Foreign SH Mining Pty Ltd Australia Australian Dollar Joint venture Foreign SQM Vitas Brasil Agroindustria Brazil Brazilian real Other related parties

Notes to the Consolidated Financial Statements December 31, 2024 71 The following other related parties correspond to mining contractual corporations. Tax ID No. Name Country of origin Functional currency Relationship N/A Sociedad Contractual Minera Pampa Unión Chile Peso Other related parties Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified: Tax ID No Name Country of origin Nature 90.193.000-7 El Mercurio S.A.P. Chile Other related parties 92.580.000-7 Empresa Nacional de Telecomunicaciones S.A. Chile Other related parties 96.806.980-2 Entel PCS Telecomunicaciones S.A. Chile Other related parties 97.004.000-5 Banco de Chile Chile Other related parties 99.012.000-5 Compañía de Seguros de Vida Consorcio Nacional Chile Other related parties 65.614.340-1 Corporación Endeavor Chile Chile Other related parties 82.135.600-8 Instituto Chileno administración empresas Chile Other related parties 65.204.189-2 Fundación para el desarrollo Social Chile Other related parties 76.825.265-3 Link Capital Partners SPA Chile Other related parties 76.389.727-3 Sociedad Periodística El Libero Chile Other related parties

Notes to the Consolidated Financial Statements December 31, 2024 72 12.4 Detail of related parties and related party transactions Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customaries for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them. For the period ended December 31, 2024 and 2023, the detail of significant transactions with related parties is as follows: Tax ID No Name Nature Country of origin Transaction As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Foreign Ajay Europe S.A.R.L. Associate France Sale of products 51,838 45,314 Foreign Ajay Europe S.A.R.L. Associate France Dividends 3,049 4,682 Foreign Ajay North America LL.C. Associate United States of America Sale of products 50,593 30,791 Foreign Ajay North America LL.C. Associate United States of America Dividends 2,799 4,013 Foreign Abu Dhabi Fertilizer Industries WWL Associate United Arab Emirates Dividends - 633 Foreign SQM Vitas Brasil Agroindustria Other related parties Brazil Sale of products - 9,019 Foreign SQM Vitas Perú S.A.C. Other related parties Peru Sale of products 7,237 17,312 Foreign Pavoni & CPA Joint venture Italy Sale of products 6,423 5,541 Foreign Pavoni & CPA Joint venture Italy Dividends 218 - Foreign SQM Vitas Fzco Joint venture United Arab Emirates Dividends 12,500 - Chile Banco de Chile Other related parties Chile Service Provider (68,927) (32,418) Chile El Mercurio S.A.P. Other related parties Chile Service Provider (183) (1,038) Chile Compañía de Seguros de Vida Consorcio Nacional Other related parties Chile Service Provider (31) (33) Chile Entel PCS Telecomunicaciones S.A. Other related parties Chile Service Provider (307) (182) Chile Empresa Nacional de Telecomunicaciones Other related parties Chile Service Provider (793) (3,485) Chile Instituto Chileno administración empresas Other related parties Chile Service Provider (78) (134) Chile Corporación Endeavor Chile Other related parties Chile Service Provider (143) (101) Chile Fundación para el desarrollo social Other related parties Chile Service Provider (3) - Chile Link Capital Partners SPA Other related parties Chile Service Provider (39) - Chile Sociedad Periodística El Libero Other related parties Chile Service Provider - -

Notes to the Consolidated Financial Statements December 31, 2024 73 12.5 Trade receivables due from related parties, current: Tax ID No Name Nature Country of origin Currency As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Foreign Ajay Europe S.A.R.L. Associate France Euro 13,213 8,932 Foreign Ajay North America LL.C. Associate United States of America Dollar 7,232 4,393 96.511.530-7 Soc. de Inversiones Pampa Calichera Other related parties Chile Dollar 4 5 Foreign SQM Vitas Perú S.A.C. Other related parties Peru Dollar - 27,115 Foreign SQM Vitas Fzco. Joint venture United Arab Emirates Arab Emirates dirham - 232 Foreign Pavoni & C. SpA Joint venture Italy Euro 1,511 2,576 Foreign Azure Minerals Joint venture Australia Australian dollar 4,713 - Foreign SH Mining Pty Ltd Joint venture Australia Australian dollar 2,033 - Total 28,706 43,253 As of December 31, 2024 and 2023, receivables are net of provision for ThUS$ 668 and ThUS$ 800, respectively. 12.6 Current trade payables due to related: Tax ID No Name Nature Country of origin Currency As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Foreign Covalent Lithium Pty Ltd. Joint venture Australia Australian dollar 4,438 2,346 Foreign SQM Vitas Fzco Joint venture United Arab Emirates Dollar 5,827 - Total 10,265 2,346 12.7 Other disclosures: Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Financial Statements December 31, 2024 74 Note 13 Financial instruments 13.1 Types of other current and non-current financial assets Description of other financial assets As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Financial assets at amortized cost (1) 1,061,262 1,316,797 Derivative financial instruments - For hedging 15,405 8,527 - Non-hedging (2) 2,928 519 Total other current financial assets 1,079,595 1,325,843 Financial assets at fair value through other comprehensive income (4) (5) (6) (7) 57,756 232,268 Derivative financial instruments - For hedging 2,930 15,993 Other financial assets at amortized cost 20 20 Total other non-current financial assets 60,706 248,281 Institution As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Banco de Crédito e Inversiones 174,684 74,459 Banco Morgan Stanley (3) - 5,590 Banco Santander 415,851 100,083 Banco Itaú CorpBanca 66,166 372,061 Scotiabank Chile 240,164 319,128 Bank of Nova Scotia 51,025 353,592 Sumitomo Mitsui Banking - 91,884 KBC Bank 22,397 - Banco Estado 90,975 - Total 1,061,262 1,316,797 (1) Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions. (2) Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3). (3) As of December 31, 2024, there are no collateral guarantees. As of December 31, 2023, collateral guarantees were recorded for an amount of MUS$5,590 (4) During the first quarter of 2023, the Company made an investment of ThUS$13,480 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). In the third and fourth quarters, the Company made additional investments of ThUS$12,904 and ThUS$4,317, respectively, to maintain its percentage of ownership. On May 9, 2024, the Company acquired an additional share in this entity, reaching a 50% ownership stake (for more details, see Note 9.4, section (a)). Consequently, this investment was reclassified under the joint ventures category. At the time of reclassification, the cumulative valuation recorded in the reserve for gains and losses on financial assets was transferred to retained earnings, totaling MUS$186,809. This amount reflects the total change in the fair value assessment from the initial acquisition of 19.99% to reaching the 50% ownership stake. (5) In the first quarter of 2024, the Company invested an additional ThUS$ 4,380 in Altilium Metals Ltd., bringing the total investment to ThUS$ 12,000 and increasing its interest in the associate to 11%. During the third quarter of 2023, the Company invested ThUS$ 7,620 to acquire a 3% interest in Altilium Metals Ltd. (6) In the first quarter of 2024, the Company contributed ThUS$ 1,285 to acquire a 14.86% interest in Salinity Solutions Ltd. During the third quarter of 2023, the Company contributed ThUS$ 3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. (7) During the third quarter of 2024 and as a result of the Company's loss of significant influence over this investment (for further details see note 8.3 letter a), the investment in SAS Adionics previously held as investment in associates was reclassified to other non-current financial assets when the Company irrevocably classified it as equity financial assets measured at fair value through other comprehensive income. Considering that these investments (5) (6) and (7) are recent, their carrying amount is estimated to approximate their fair value.

Notes to the Consolidated Financial Statements December 31, 2024 75 13.2 Trade and other receivables Trade and other receivables As of December 31, 2024 As of December 31, 2023 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Trade receivables, current 537,552 - 537,552 784,422 - 784,422 Prepayments, current 33,737 - 33,737 74,630 - 74,630 Other receivables, current 23,063 2,727 25,790 18,163 2,559 20,722 Guarantee deposits (1) 11,785 - 11,785 29,966 - 29,966 Total trade and other receivables 606,137 2,727 608,864 907,181 2,559 909,740 See discussion about credit risk in Note 4.2. Trade and other receivables As of December 31, 2024 As of December 31, 2023 Gross receivables Impairment provision for doubtful receivables Trade receivables, net Gross receivables Impairment provision for doubtful receivables Trade receivables, net ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Trade receivables, current 539,948 (2,396) 537,552 787,667 (3,245) 784,422 Prepayments, current 34,521 (784) 33,737 75,414 (784) 74,630 Other receivables, current 25,712 (2,649) 23,063 21,209 (3,046) 18,163 Guarantee deposits (1) 11,785 - 11,785 29,966 - 29,966 Other receivables, non-current 2,727 - 2,727 2,559 - 2,559 Total trade and other receivables 614,693 (5,829) 608,864 916,815 (7,075) 909,740 (1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion. The transaction became effective in April 2024, with the acquisition of all the shares of Sichuan Dixin New Energy Co. Ltd. and the recognition of an intangible asset for ThUS$ 10,130 (see note 15, Intangible assets). Regarding the deposit of CNY 204.5 million (ThUS$ 28,152) granted to the seller in the first quarter of 2023, ThUS$ 16,071 has been reimbursed with the remaining amount being used as a guarantee while certain requirements established in the contract are fulfilled.

Notes to the Consolidated Financial Statements December 31, 2024 76 As of December 31, 2024 and 2023, the renegotiated portfolio represented 0% of total trade receivables. (a) Impairment provision for doubtful receivables As of December 31, 2024 Trade and other receivables Trade accounts receivable days past due Trade Trade receivables due from related parties Current 1 to 30 days 31 to 60 days 61 to 90 days Over 90 days ThUS$ ThUS$ Expected Loss Rate on 0% 1% 2% 5% 27% - - Total Gross Book Value 512,474 16,619 6,294 558 4,003 539,948 29,374 Impairment Estimate 989 163 138 26 1,080 2,396 668 As of December 31, 2023 Trade and other receivables Trade accounts receivable days past due Trade Trade receivables due from related parties Current 1 to 30 days 31 to 60 days 61 to 90 days Over 90 days ThUS$ ThUS$ Expected Loss Rate on 0% 2% 7% 2% 39% - - Total Gross Book Value 758,781 18,732 2,684 3,509 3,961 787,667 44,053 Impairment Estimate 1,007 422 197 67 1,552 3,245 800 As of December 31, 2024 and 2023, movements in provisions are as follows: Provisions As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Impairment provision of accounts receivable at the beginning of the year 7,875 10,193 Impairment loss on accounts receivable for the period recognized in results 639 (202) Write-off of receivables - (1,351) Difference in exchange rate (2,017) (765) Impairment provision of accounts receivable at the reporting date 6,497 7,875 The allowance for impairment of accounts receivable is analyzed below Trade and other receivables 2,396 3,245 Current other receivables 3,433 3,830 Trade receivables with related parties 668 800 Impairment provision of Accounts Receivable 6,497 7,875

Notes to the Consolidated Financial Statements December 31, 2024 77 13.3 Hedging assets and liabilities The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b). As of December 31, 2024 Assets Liabilities Total Realized (*) Hedging Reserve in Gross Equity Type of Instrument: Cross currency interest rate swaps and Forwards Cash flow hedge derivatives Short term 15,405 7,316 - - Long term 2,930 21,440 - - Subtotal 18,335 28,756 10,018 (20,439) Type of Instrument: Forwards Non-hedging derivatives disbursement SQM Australia Pty Short term - - - - Long term - - - - Subtotal - - - - Underlying Investments Hedge 18,335 28,756 10,018 (20,439) Type of Instrument: Forwards/Options Non-hedge derivatives with effect on income Short term 2,928 418 - - Underlying Investments Hedge 2,928 418 17,131 - Total Instruments 21,263 29,174 27,149 (20,439) As of December 31, 2023 Assets Liabilities Total Realized (*) Hedging Reserve in Gross Equity Type of Instrument: Cross currency interest rate swaps and Forwards Cash flow hedge derivatives Short term 7,038 30,442 - - Long term 15,993 8,368 - - Subtotal 23,031 38,810 (13,067) (2,712) Type of Instrument: Forwards Non-hedging derivatives disbursement SQM Australia Pty Short term 1,489 - - - Long term - 52 - 1,437 Subtotal 1,489 52 - 1,437 Underlying Investments Hedge 24,520 38,862 (13,067) (1,275) Type of Instrument: Forwards/Options Non-hedge derivatives with effect on income Short term 519 14,795 - - Underlying Investments Hedge 519 14,795 5,401 - Total Instruments 25,039 53,657 (7,666) (1,275) On August 2023, the Company recouped the CCS with Santander Bank who had hedged the Series Q bond, by moving the UF/USD exchange rate upwards. This change increased the USD value of the bond by ThUS$16,440 and its interest payable. Santander Bank paid the company ThUS$17,320.

Notes to the Consolidated Financial Statements December 31, 2024 78 (*) The balances in the “Total Realized” column consider the effects of the contracts in effect from January 1 to December 31, 2024, and from January 1 to December 31, 2023. Reconciliation of asset and liability hedging derivatives As of December 31, 2023 Cash flow Profit (loss) Equity and other As of December 31, 2024 Debt hedging derivatives 2,520 6,298 (47,238) 12,594 (25,826) Investment hedging derivatives (18,300) (4,368) 37,938 135 15.405 Hedging derivatives – cash requirements for Australia’s business 1,437 - - (1,437) - Non-hedging derivatives (14,275) (345) 17,130 - 2,510 Reconciliation of asset and liability hedging derivatives As of December 31, 2022 Cash flow Profit (loss) Equity and other As of December 31, 2023 Debt hedging derivatives (10,061) (14,850) 6,631 20,800 2,520 Investment hedging derivatives (29,984) (10,082) 18,171 3,595 (18,300) Hedging derivatives – cash requirements for Australia’s business 7,139 1,183 (1,183) (5,702) 1,437 Non-hedging derivatives (1,642) (18,034) 5,401 - (14,275) Derivative contract maturities are detailed as follows: Series Contract amount Currency Maturity date ThUS$ H 84,662 UF 01/05/2025 O 58,748 UF 02/01/2030 P 134,228 UF 01/15/2028 Q 123,370 UF 01/06/2030 Effectiveness The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms. The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

Notes to the Consolidated Financial Statements December 31, 2024 79 13.4 Financial liabilities Other current and non-current financial liabilities As of December 31, 2024 and 2023, the detail is as follows: Other current and non-current financial liabilities As of December 31, 2024 As of December 31, 2023 Currents Non-Current Total Currents Non-Current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Liabilities at amortized cost Bank borrowings 847,963 129,683 977,646 1,164,262 295,518 1,459,780 Unsecured obligations 307,771 3,449,459 3,757,230 46,999 2,909,485 2,956,484 Derivative financial instruments For hedging 7,316 21,440 28,756 30,443 8,419 38,862 Non-hedging 418 - 418 14,795 - 14,795 Total 1,163,468 3,600,582 4,764,050 1,256,499 3,213,422 4,469,921

Notes to the Consolidated Financial Statements December 31, 2024 80 a) Bank borrowings, current: As of December 31, 2024 the detail of this caption is as follows: Debtor Creditor Currency Payment of interest Repayment Effective rate Nominal rate Tax ID No. Company Country Tax ID No. Financial institution Country 93.007.000-9 SQM S.A. Chile O-E Bank of Nova Scotia United States of America Dollar Upon maturity 06/20/2025 5.93% 4.28% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 06/23/2025 4.73% 4.28% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 06/23/2025 4.27% 4.29% 93.007.000-9 SQM S.A. Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 03/26/2025 6.10% 6.10% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 02/14/2025 5.95% 5.95% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 08/21/2025 5.27% 5.27% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 09/02/2025 4.95% 4.95% 93.007.000-9 SQM S.A. Chile 97.043.000-8 JPMorgan Chile Dollar Upon maturity 07/10/2025 5.77% 5.77% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 03/07/2025 6.11% 6.11% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 03/07/2025 6.11% 6.11% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 02/25/2025 5.84% 5.84% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 06/19/2025 5.89% 5.89% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 02/07/2025 5.89% 5.89% 79.947.100-0 SQM Industrial S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 07/11/2025 5.53% 5.53% 79.947.100-0 SQM Industrial S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 08/08/2025 5.22% 5.22% 79.626.800-K SQM Salar SpA Chile 97.023.000-9 Banco Itau Chile Dollar Upon maturity 02/17/2025 5.86% 5.86% 79.626.800-K SQM Salar SpA Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 05/06/2025 6.06% 6.06% 79.626.800-K SQM Salar SpA Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 03/26/2025 6.10% 6.10% 79.626.800-K SQM Salar SpA Chile 97.004.000-5 Banco de Chile Chile Dollar Upon maturity 08/08/2025 5.34% 5.34% 79.626.800-K SQM Salar SpA Chile 97.004.000-5 Banco de Chile Chile Dollar Upon maturity 06/16/2025 5.90% 5.90%

Notes to the Consolidated Financial Statements December 31, 2024 81 Debtor Creditor Nominal amounts as of December 31, 2024 Current amounts as of December 31, 2024 Company Financial institution Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Subtotal Borrowing costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Bank of Nova Scotia - 200,000 200,000 - 200,346 200,346 (839) 199,507 SQM S.A. Banco Santander/Kexim - - - - 150 150 - 150 SQM S.A. Banco Santander/Kexim - - - - 23 23 - 23 SQM S.A. Scotiabank Chile - 25,000 25,000 25,911 - 25,911 - 25,911 SQM S.A. Banco Estado 15,000 - 15,000 15,781 - 15,781 - 15,781 SQM S.A. Banco Estado - 30,000 30,000 - 30,558 30,558 - 30,558 SQM S.A. Banco Estado - 80,000 80,000 - 81,287 81,287 - 81,287 SQM S.A. JPMorgan - 50,000 50,000 - 51,395 51,395 - 51,395 SQM Industrial S.A. Banco Itau 20,000 - 20,000 20,859 - 20,859 - 20,859 SQM Industrial S.A. Banco Itau 20,000 - 20,000 20,586 - 20,586 - 20,586 SQM Industrial S.A. Banco Itau 10,000 - 10,000 10,429 - 10,429 - 10,429 SQM Industrial S.A. Banco Itau 40,000 - 40,000 41,226 - 41,226 - 41,226 SQM Industrial S.A. Banco Itau - 30,000 30,000 - 30,928 30,928 - 30,928 SQM Industrial S.A. Banco Estado - 30,000 30,000 - 30,605 30,605 - 30,605 SQM Industrial S.A. Banco Estado - 50,000 50,000 - 51,275 51,275 - 51,275 SQM Salar SpA Banco Itau 20,000 - 20,000 20,664 - 20,664 - 20,664 SQM Salar SpA Scotiabank Chile - 50,000 50,000 - 51,918 51,918 - 51,918 SQM Salar SpA Scotiabank Chile 50,000 - 50,000 51,822 - 51,822 - 51,822 SQM Salar SpA Banco de Chile - 40,000 40,000 - 40,825 40,825 - 40,825 SQM Salar SpA Banco de Chile - 70,000 70,000 - 72,214 72,214 - 72,214 Total 175,000 655,000 830,000 207,278 641,524 848,802 (839) 847,963

Notes to the Consolidated Financial Statements December 31, 2024 82 As of December 31, 2023 Debtor Creditor Currency Payment of interest Repayment Effective rate Nominal rate Tax ID No. Company Country Tax ID No. Financial institution Country 93.007.000-9 SQM S.A. Chile O-E Bank of Nova Scotia United States of America Dollar Upon maturity 06/21/2024 5.88% 6.64% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 06/21/2024 4.49% 6.36% 93.007.000-9 SQM S.A. Chile 97.043.000-8 JP Morgan Chile Dollar Upon maturity 05/28/2024 6.69% 6.69% 93.007.000-9 SQM S.A. Chile 97.036.000-K Banco Santander Chile Dollar Upon maturity 05/17/2024 5.95% 5.95% 93.007.000-9 SQM S.A. Chile 97.036.000-K Banco Santander Chile Dollar Upon maturity 08/26/2024 6.88% 6.88% 93.007.000-9 SQM S.A. Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 05/30/2024 6.19% 6.19% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 02/20/2024 6.18% 6.18% 93.007.000-9 SQM S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 06/10/2024 6.19% 6.19% 93.007.000-9 SQM S.A. Chile 97.006.000-6 BCI Chile Dollar Upon maturity 04/18/2024 6.01% 6.01% 93.007.000-9 SQM S.A. Chile 97.006.000-6 BCI Chile Dollar Upon maturity 10/17/2024 5.84% 6.46% 93.007.000-9 SQM S.A. Chile 97.006.000-6 BCI Chile Dollar Upon maturity 05/24/2024 6.17% 6.17% 93.007.000-9 SQM S.A. Chile 97.023.000-9 Banco Itaú Chile Dollar Upon maturity 07/05/2024 6.50% 6.50% 79.947.100-0 SQM Industrial S.A. Chile 97.004.000-5 Banco de Chile Chile Dollar Upon maturity 05/16/2024 5.85% 5.85% 79.947.100-0 SQM Industrial S.A. Chile 97.023.000-9 Banco Itaú Chile Dollar Upon maturity 07/05/2024 6.50% 6.50% 79.626.800-K SQM Salar S.A. Chile 97.023.000-9 Banco Itaú Chile Dollar Upon maturity 07/05/2024 6.50% 6.50% 79.626.800-K SQM Salar S.A. Chile 97.023.000-9 Banco Itaú Chile Dollar Upon maturity 07/05/2024 6.50% 6.50% 79.626.800-K SQM Salar S.A. Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 05/17/2024 6.07% 6.07% 79.626.800-K SQM Salar S.A. Chile 97.018.000-1 Scotiabank Chile Chile Dollar Upon maturity 05/30/2024 6.19% 6.19% 79.626.800-K SQM Salar S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 07/18/2024 5.92% 6.15% 79.626.800-K SQM Salar S.A. Chile 97.030.000-7 Banco Estado Chile Dollar Upon maturity 06/10/2024 6.19% 6.19% 79.626.800-K SQM Salar S.A. Chile 97.004.000-5 Banco de Chile Chile Dollar Upon maturity 05/16/2024 5.85% 5.85% 79.626.800-K SQM Salar S.A. Chile 97.004.000-5 Banco de Chile Chile Dollar Upon maturity 06/21/2024 6.25% 6.25%

Notes to the Consolidated Financial Statements December 31, 2024 83 Debtor Creditor Nominal amounts as of December 31, 2023 Current amounts as of December 31, 2023 Company Financial institution Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Subtotal Borrowing costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Bank of Nova Scotia - - - - 406 406 - 406 SQM S.A. Banco Santander - 120,000 120,000 - 124,383 124,383 - 124,383 SQM S.A. Banco Santander - 200,000 200,000 - 204,625 204,625 - 204,625 SQM S.A. Banco JP Morgan - 50,000 50,000 - 50,288 50,288 - 50,288 SQM S.A. Banco Santander/Kexim - - - - 177 177 - 177 SQM S.A. Scotiabank Chile - 25,000 25,000 - 25,898 25,898 - 25,898 SQM S.A. Banco Estado 15,000 - 15,000 15,569 - 15,569 - 15,569 SQM S.A. Banco Estado - 20,000 20,000 - 20,695 20,695 - 20,695 SQM S.A. BCI - 100,000 100,000 - 104,176 104,176 - 104,176 SQM S.A. BCI - 100,000 100,000 - 101,238 101,238 - 101,238 SQM S.A. BCI - 50,000 50,000 - 51,825 51,825 - 51,825 SQM S.A. Banco Itaú - 10,000 10,000 - 10,309 10,309 - 10,309 SQM Industrial S.A. Banco de Chile - 30,000 30,000 - 31,077 31,077 - 31,077 SQM Industrial S.A. Banco Itaú - 20,000 20,000 - 20,618 20,618 - 20,618 SQM Salar S.A. Banco Itaú - 10,000 10,000 - 10,311 10,311 - 10,311 SQM Salar S.A. Banco Itaú - 20,000 20,000 - 20,618 20,618 - 20,618 SQM Salar S.A. Scotiabank Chile - 50,000 50,000 - 51,864 51,864 - 51,864 SQM Salar S.A. Scotiabank Chile - 50,000 50,000 - 51,797 51,797 - 51,797 SQM Salar S.A. Banco Estado - 70,000 70,000 - 71,913 71,913 - 71,913 SQM Salar S.A. Banco Estado - 80,000 80,000 - 82,779 82,779 - 82,779 SQM Salar S.A. Banco de Chile - 40,000 40,000 - 41,436 41,436 - 41,436 SQM Salar S.A. Banco de Chile - 70,000 70,000 - 72,260 72,260 - 72,260 Total 15,000 1,115,000 1,130,000 15,569 1,148,693 1,164,262 - 1,164,262

Notes to the Consolidated Financial Statements December 31, 2024 84 b) Unsecured obligations, current: As of December 31, 2024, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows: Debtor Number of registration or ID of the instrument Series Maturity date Currency Periodicity Effective rate Nominal rate Tax ID No. Company Country Payment of interest Repayment 93.007.000-9 SQM S.A. Chile - ThUS$250,000 01/28/2025 Dollar Semiannual Upon maturity 0.39% 4.38% 93.007.000-9 SQM S.A. Chile - ThUS$450,000 05/07/2025 Dollar Semiannual Upon maturity 1.98% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$400,000 01/22/2025 Dollar Semiannual Upon maturity 3.43% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$700,000 03/10/2025 Dollar Semiannual Upon maturity 3.14% 3.50% 93.007.000-9 SQM S.A. Chile - ThUS$750,000 05/07/2025 Dollar Semiannual Upon maturity 6.02% 6.50% 93.007.000-9 SQM S.A. Chile - ThUS$850,000 03/10/2025 Dollar Semiannual Upon maturity 5.86% 5.50% 93.007.000-9 SQM S.A. Chile 564 H 01/05/2024 UF Semiannual Semiannual 1.55% 4.90% 93.007.000-9 SQM S.A. Chile 699 O 02/01/2024 UF Semiannual Upon maturity 1.51% 3.80% 93.007.000-9 SQM S.A. Chile 563 P 01/15/2024 UF Semiannual Upon maturity 1.10% 3.25% 93.007.000-9 SQM S.A. Chile 700 Q 06/01/2024 UF Semiannual Upon maturity 2.23% 3.45% Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements. Company Country Series Nominal amounts as of December 31, 2024 Carrying amounts of maturities as of December 31, 2024 Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Subtotal Borrowing costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Chile ThUS$250,000 254,648 - 254,648 254,648 - 254,648 (36) 254,612 SQM S.A. Chile ThUS$450,000 - 2,869 2,869 - 2,869 2,869 (677) 2,192 SQM S.A. Chile ThUS$400,000 7,508 - 7,508 7,508 - 7,508 (235) 7,273 SQM S.A. Chile ThUS$700,000 7,554 - 7,554 7,554 - 7,554 (555) 6,999 SQM S.A. Chile ThUS$750,000 - 7,313 7,313 - 7,313 7,313 (1,611) 5,702 SQM S.A. Chile ThUS$850,000 14,415 - 14,415 14,415 - 14,415 (1,935) 12,480 SQM S.A. Chile H 15,844 - 15,844 15,844 - 15,844 (172) 15,672 SQM S.A. Chile O 907 - 907 907 - 907 (81) 826 SQM S.A. Chile P 1,719 - 1,719 1,719 - 1,719 (12) 1,707 SQM S.A. Chile Q - 330 330 - 330 330 (22) 308 Total 302,595 10,512 313,107 302,595 10,512 313,107 (5,336) 307,771

Notes to the Consolidated Financial Statements December 31, 2024 85 As of December 31, 2023 Debtor Number of registration or ID of the instrument Series Maturity date Currency Periodicity Effective rate Nominal rate Tax ID No. Company Country Payment of interest Repayment 93.007.000-9 SQM S.A. Chile - ThUS$250,000 01/28/2024 Dollar Semiannual Upon maturity 0.8% 4.38% 93.007.000-9 SQM S.A. Chile - ThUS$450,000 05/07/2024 Dollar Semiannual Upon maturity 2.39% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$400,000 01/22/2024 Dollar Semiannual Upon maturity 3.62% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$700,000 03/10/2024 Dollar Semiannual Upon maturity 3.30% 3.50% 93.007.000-9 SQM S.A. Chile - ThUS$750,000 05/07/2024 Dollar Semiannual Upon maturity 6.89% 6.50% 93.007.000-9 SQM S.A. Chile 564 H 01/05/2024 UF Semiannual Semiannual 1.58% 4.90% 93.007.000-9 SQM S.A. Chile 699 O 02/01/2024 UF Semiannual Upon maturity 1.68% 3.80% 93.007.000-9 SQM S.A. Chile 563 P 01/15/2024 UF Semiannual Upon maturity 1.41% 3.25% 93.007.000-9 SQM S.A. Chile 700 Q 06/01/2024 UF Semiannual Upon maturity 2.41% 3.45% Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements. Company Country Series Nominal amounts as of December 31, 2023 Carrying amounts and maturities as of December 31, 2023 Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Subtotal Borrowing costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Chile ThUS$250,000 4,648 - 4,648 4,648 - 4,648 (433) 4,215 SQM S.A. Chile ThUS$450,000 - 2,869 2,869 - 2,869 2,869 (677) 2,192 SQM S.A. Chile ThUS$400,000 7,508 - 7,508 7,508 - 7,508 (235) 7,273 SQM S.A. Chile ThUS$700,000 7,554 - 7,554 7,554 - 7,554 (555) 6,999 SQM S.A. Chile ThUS$750,000 - 7,312 7,312 - 7,312 7,312 (1,521) 5,791 SQM S.A. Chile H 17,599 - 17,599 17,599 - 17,599 (172) 17,427 SQM S.A. Chile O 987 - 987 987 - 987 (82) 905 SQM S.A. Chile P 1,871 - 1,871 1,871 - 1,871 (12) 1,859 SQM S.A. Chile Q - 359 359 - 359 359 (21) 338 Total 40,167 10,540 50,707 40,167 10,540 50,707 (3,708) 46,999

Notes to the Consolidated Financial Statements December 31, 2024 86 c) Classes of bank borrowings, non-current The following table shows the details of bank borrowings as of December 31, 2024: Debtor Creditor Currency Type of amortization Effective rate Nominal rate Tax ID No. Company Country Tax ID No. Financial institution Country 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 4.73% 4.28% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 4.27% 4.29% Debtor Creditor Nominal non-current maturities as of December 31, 2024 Carrying amounts and maturities as of December 31, 2024 Company Financial institution Between 1 and 2 Between 2 and 3 Between 3 and 4 Total Between 1 and 2 Between 2 and 3 Between 3 and 4 Subtotal Costs of obtaining loans Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Banco Santander/Kexim - - 100,000 100,000 - - 100,000 100,000 (2,997) 97,003 SQM S.A. Banco Santander/Kexim - - 36,000 36,000 - - 36,000 36,000 (3,320) 32,680 Total - - 136,000 136,000 - - 136,000 136,000 (6,317) 129,683 As of December 31, 2023 Debtor Creditor Currency Type of amortization Effective rate Nominal rate Tax ID No. Company Country Tax ID No. Financial institution Country 93.007.000-9 SQM S.A. Chile O-E Bank of Nova Scotia Canada Dollar Upon maturity 5.88% 6.64% 93.007.000-9 SQM S.A. Chile O-E Banco Santander/Kexim Spain/South Korea Dollar Upon maturity 5.49% 6.36% Debtor Creditor Nominal non-current maturities as of December 31, 2023 Carrying amounts and maturities as of December 31, 2023 Company Financial institution Between 1 and 2 Between 2 and 3 Between 3 and 4 Total Between 1 and 2 Between 2 and 3 Between 3 and 4 Subtotal Costs of obtaining loans Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM S.A. Bank of Nova Scotia - 200,000 - 200,000 - 200,000 - 200,000 (1,648) 198,352 SQM S.A. Banco Santander/Kexim - - 100,000 100,000 - - 100,000 100,000 (2,834) 97,166 Total - 200,000 100,000 300,000 - 200,000 100,000 300,000 (4,482) 295,518

Notes to the Consolidated Financial Statements December 31, 2024 87 d) Unsecured obligations, non-current The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2024: Debtor Number of registration or ID of the instrument Series Maturity date Currency Periodicity Effective rate Nominal rate Tax ID No. Company Country Payment of interest Repayment 93.007.000-9 SQM S.A. Chile - ThUS$450,000 05/07/2029 Dollar Semiannual Upon maturity 4.14% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$400,000 01/22/2050 Dollar Semiannual Upon maturity 4.23% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$700,000 09/10/2051 Dollar Semiannual Upon maturity 3.45% 3.50% 93.007.000-9 SQM S.A. Chile - ThUS$750,000 11/07/2033 Dollar Semiannual Upon maturity 6.89% 6.50% 93.007.000-9 SQM S.A. Chile - ThUS$850,000 09/10/2034 Dollar Semiannual Upon maturity 5.86% 5.50% 93.007.000-9 SQM S.A. Chile 564 H 01/05/2030 UF Semiannual Semiannual 4.76% 4.90% 93.007.000-9 SQM S.A. Chile 699 O 02/01/2033 UF Semiannual Upon maturity 3.69% 3.80% 93.007.000-9 SQM S.A. Chile 563 P 01/15/2028 UF Semiannual Upon maturity 3.24% 3.25% 93.007.000-9 SQM S.A. Chile 700 Q 06/01/2038 UF Semiannual Upon maturity 3.54% 3.45% Series Nominal non-current maturities as of December 31, 2024 Carrying amounts and maturities as of December 31, 2024 Over 1 year to 2 Over 2 years to 3 Over 3 Years to 4 Over 4 Years to 5 Over 5 years Total Over 1 year to 2 Over 2 years to 3 Over 3 Years to 4 Over 4 Years to 5 Over 5 years Subtotal Bond issuance costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$450 - - - - 450,000 450,000 - - - - 450,000 450,000 (2,313) 447,687 ThUS$400 - - - - 400,000 400,000 - - - - 400,000 400,000 (5,644) 394,356 ThUS$700 - - - - 700,000 700,000 - - - - 700,000 700,000 (14,232) 685,768 ThUS$750 - - - - 750,000 750,000 - - - - 750,000 750,000 (12,590) 737,410 ThUS$850 - - - - 850,000 850,000 - - - - 850,000 850,000 (16,433) 833,567 H - - - - 63,087 63,087 - - - - 63,087 63,087 (689) 62,398 O - - - - 57,830 57,830 - - - - 57,830 57,830 (578) 57,252 P - - - - 115,659 115,659 - - - - 115,659 115,659 (27) 115,632 Q - - - - 115,659 115,659 - - - - 115,659 115,659 (270) 115,389 Total - - - - 3,502,235 3,502,235 - - - - 3,502,235 3,502,235 (52,776) 3,449,459

Notes to the Consolidated Financial Statements December 31, 2024 88 As of December 31, 2023 Debtor Number of registration or ID of the instrument Series Maturity date Currency Periodicity Effective rate Nominal rate Tax ID No. Company Country Payment of interest Repayment 93.007.000-9 SQM S.A. Chile - ThUS$250,000 01/28/2025 Dollar Semiannual Upon maturity 4.24% 4.38% 93.007.000-9 SQM S.A. Chile - ThUS$450,000 05/07/2029 Dollar Semiannual Upon maturity 4.14% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$400,000 01/22/2050 Dollar Semiannual Upon maturity 4.23% 4.25% 93.007.000-9 SQM S.A. Chile - ThUS$700,000 09/10/2051 Dollar Semiannual Upon maturity 3.45% 3.50% 93.007.000-9 SQM S.A. Chile - ThUS$750,000 11/07/2033 Dollar Semiannual Upon maturity 6.89% 6.50% 93.007.000-9 SQM S.A. Chile 564 H 01/05/2030 UF Semiannual Semiannual 4.76% 4.90% 93.007.000-9 SQM S.A. Chile 699 O 02/01/2033 UF Semiannual Upon maturity 3.69% 3.80% 93.007.000-9 SQM S.A. Chile 563 P 01/15/2028 UF Semiannual Upon maturity 3.24% 3.25% 93.007.000-9 SQM S.A. Chile 700 Q 06/01/2038 UF Semiannual Upon maturity 3.54% 3.45% Series Nominal non-current maturities as of December 31, 2023 Carrying amounts and maturities as of December 31, 2023 Over 1 year to 2 Over 2 years to 3 Over 3 Years to 4 Over 4 Years to 5 Over 5 years Total Over 1 year to 2 Over 2 years to 3 Over 3 Years to 4 Over 4 Years to 5 Over 5 years Subtotal Bond issuance costs Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$250,000 250,000 - - - - 250,000 250,000 - - - - 250,000 (36) 249,964 ThUS$450,000 - - - - 450,000 450,000 - - - - 450,000 450,000 (2,991) 447,009 ThUS$400,000 - - - - 400,000 400,000 - - - - 400,000 400,000 (5,879) 394,121 ThUS$700,000 - - - - 700,000 700,000 - - - - 700,000 700,000 (14,787) 685,213 ThUS$750,000 - - - - 750,000 750,000 - - - - 750,000 750,000 (13,437) 736,563 H - - - - 83,887 83,887 - - - - 83,887 83,887 (861) 83,026 O - - - - 62,915 62,915 - - - - 62,915 62,915 (659) 62,256 P - - - - 125,830 125,830 - - - - 125,830 125,830 (40) 125,790 Q - - - - 125,830 125,830 - - - - 125,830 125,830 (287) 125,543 Total 250,000 - - - 2,698,462 2,948,462 250,000 - - - 2,698,462 2,948,462 (38,977) 2,909,485

Notes to the Consolidated Financial Statements December 31, 2024 89 13.5 Trade and other payables a) Details Trade and other payables As of December 31, 2024 As of December 31, 2023 Current Non-current Current Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Accounts payable 448,154 - 448,154 441,780 - 441,780 Other accounts payable 1,007 - 1,007 2,163 - 2,163 Prepayments from customers 22,288 - 22,288 5,690 - 5,690 Total 471,449 - 471,449 449,633 - 449,633 As of December 31, 2024 and 2023, the balance of current and past due accounts payable is made up as follows: Suppliers current on all payments Type of Supplier Amounts according to payment periods as of December 31, 2024 Up to 30 Days 31 - 60 days 61 - 90 Days 91 - 120 days 121 - 365 days 366 and more days Total ThUS$ Goods 290,688 5,248 66 25 1 - 296,028 Services 126,479 6,031 11 7 65 - 132,593 Others 40,353 159 4 - - - 40,516 Total 457,520 11,438 81 32 66 - 469,137 Type of Supplier Amounts according to payment periods as of December 31, 2023 Up to 30 Days 31 - 60 days 61 - 90 Days 91 - 120 days 121 - 365 days 366 and more days Total ThUS$ Goods 246,789 2,654 2 - 1,653 - 251,098 Services 142,625 243 4 - 65 - 142,937 Others 50,335 - - - 7 - 50,342 Total 439,749 2,897 6 - 1,725 - 444,377

Notes to the Consolidated Financial Statements December 31, 2024 90 Suppliers past due on payments Type of Supplier Amounts according to payment periods as of December 31, 2024 Up to 30 Days 31 - 60 days 61 - 90 Days 91 - 120 days 121 - 365 days 366 and more days Total ThUS$ Goods 458 80 121 61 67 - 787 Services 443 - - 9 2 - 454 Others 32 32 - - - - 64 Total 933 112 121 70 69 - 1,305 Type of Supplier Amounts according to payment periods as of December 31, 2023 Up to 30 Days 31 - 60 days 61 - 90 Days 91 - 120 days 121 - 365 days 366 and more days Total ThUS$ Goods 864 158 77 66 185 - 1,350 Services 1,557 57 24 8 19 - 1,665 Others 10 9 - - 59 - 78 Total 2,431 224 101 74 263 - 3,093 Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2024, the Company has purchase orders amounting to ThUS$ 141,604 and ThUS$ 224,307 as of December 31, 2023.

Notes to the Consolidated Financial Statements December 31, 2024 91 13.6 Financial asset and liability categories a) Financial Assets Description of financial assets As of December 31, 2024 As of December 31, 2023 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Cash and cash equivalent 1,377,851 - 1,377,851 1,041,369 - 1,041,369 Trade receivables due from related parties at amortized cost 28,706 - 28,706 43,253 - 43,253 Financial assets measured at amortized cost 1,061,262 20 1,061,282 1,316,797 20 1,316,817 Trade and other receivables 606,137 2,727 608,864 907,181 2,559 909,740 Total financial assets measured at amortized cost 3,073,956 2,747 3,076,703 3,308,600 2,579 3,311,179 Financial instruments for hedging purposes 15,405 2,930 18,335 8,527 15,993 24,520 Derivative financial instruments with effect in profit or loss (non-hedging) 2,928 - 2,928 519 - 519 Financial assets classified as at fair value through other comprehensive income - 57,756 57,756 - 232,268 232,268 Total financial assets at fair value 18,333 60,686 79,019 9,046 248,261 257,307 Total financial assets 3,092,289 63,433 3,155,722 3,317,646 250,840 3,568,486

Notes to the Consolidated Financial Statements December 31, 2024 92 b) Financial Liabilities Description of financial liabilities As of December 31, 2024 As of December 31, 2023 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ For hedging purposes through other comprehensive income 7,316 21,440 28,756 30,443 8,419 38,862 Derivative financial instruments with effect in profit or loss (non-hedging) 418 - 418 14,795 - 14,795 Financial liabilities at fair value 7,734 21,440 29,174 45,238 8,419 53,657 Bank loans 847,963 129,683 977,646 1,164,262 295,518 1,459,780 Unsecured obligations 307,771 3,449,459 3,757,230 46,999 2,909,485 2,956,484 Lease Liabilities 23,011 60,801 83,812 18,192 56,966 75,158 Trade and other payables 471,449 - 471,449 449,633 - 449,633 Total financial liabilities at amortized cost 1,650,194 3,639,943 5,290,137 1,679,086 3,261,969 4,941,055 Total financial liabilities 1,657,928 3,661,383 5,319,311 1,724,324 3,270,388 4,994,712

Notes to the Consolidated Financial Statements December 31, 2024 93 13.7 Fair value measurement of finance assets and liabilities The fair value hierarchy is detailed as follows: (a) Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1. (b) Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. (c) Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Financial Statements December 31, 2024 94 Fair value measurement of assets and liabilities As of December 31, 2024 Measurement Methodology Carrying Amount at Amortized Cost Fair value (disclosure purposes) Fair Amount registered Level 1 Level 2 Level 3 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Financial Assets Cash and cash equivalents 1,377,851 1,377,851 - 1,377,851 - - Other current financial assets - Time deposits 1,061,262 1,061,262 - - 1,061,262 - - Derivative financial instruments - Forwards - - 2,615 - 2,615 - - Options - - 313 - 313 - - Hedging assets - - - - - - - Swaps - - 15,405 - 15,405 - Non-current accounts receivable 2,727 2,727 - - - - Other non-current financial assets: - Other 20 20 - - 20 - - Equity instruments - - 57,756 57,756 - - - Hedging assets – swaps - - 2,930 2,930 - - Other current financial liabilities - Bank borrowings 847,963 848,800 - - 848,800 - - Derivative instruments - - - - - - - Forwards - - 182 - 182 - - Options - - 236 - 236 - - Hedging-debt - - 7,316 - 7,316 - - Hedging-investments - - - - - - - Unsecured obligations 307,771 313,107 - - 313,107 - Other non-current financial liabilities - Bank borrowings 129,683 136,000 - - 136,000 - - Unsecured obligations 3,449,459 3,502,236 - - 3,502,236 - - Non-current hedging liabilities - - 21,440 - 21,440 -

Notes to the Consolidated Financial Statements December 31, 2024 95 Fair value measurement of assets and liabilities As of December 31, 2023 Measurement Methodology Carrying Amount at Amortized Cost Fair value (disclosure purposes) Fair Amount registered Level 1 Level 2 Level 3 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Financial Assets Cash and cash equivalents 1,041,369 1,041,369 - 1,041,369 - - Other current financial assets - Time deposits 1,316,797 1,316,797 - - 1,316,797 - - Derivative financial instruments - Forwards - - 324 - 324 - - Options - - 195 - 195 - - Hedging assets - - 8,527 - 8,527 - - Swaps - - - - - - Non-current accounts receivable 2,559 2,559 - - - - Other non-current financial assets: - Other 20 20 - - 20 - - Equity instruments - - 232,268 232,268 - - - Hedging assets – Swaps - - 15,993 15,993 - - Other current financial liabilities - Bank borrowings 1,164,262 1,164,262 - - 1,164,262 - - Derivative instruments - - - - - - - Forwards - - 14,525 - 14,525 - - Options - - 270 - 270 - - Hedging liabilities – Swaps - - 12,143 - 12,143 - - Swaps hedges, investments - - 18,300 - 18,300 - - Unsecured obligations 46,999 46,999 - - 46,999 - Other non-current financial liabilities - Bank borrowings 295,518 295,518 - - 295,518 - - Unsecured obligations 2,909,485 2,909,485 - - 2,909,485 - - Non-current hedging liabilities - - 8,419 - 8,419 -

Notes to the Consolidated Financial Statements December 31, 2024 96 13.8 Reconciliation of net debt and lease liabilities. This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The table below presents net debt/cash ass described in Note 20.1 plus current and non-current lease liabilities to complete its analysis. Net debt As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Cash and cash equivalents 1,377,851 1,041,369 Other current financial assets 1,079,595 1,325,843 Other non-current financial hedge assets 2,930 15,993 Other current financial liabilities (1,163,468) (1,256,499) Lease liabilities, current (23,011) (18,192) Other non-current financial liabilities (3,600,582) (3,213,422) Non-current lease liabilities (60,801) (56,966) Total (2,387,486) (2,161,874) Net debt As of December 31, 2024 From cash flow Not from cash flow As of December 31, 2024 Amounts from loans Amounts from interests Other cash (inflows)/outflows Income statement Equity and others ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Obligations with the public and bank loans (4,416,264) (371,131) 233,768 23,091 (204,340) - (4,734,876) Financial instruments derived from hedging (22,000) (759) 7,057 - (25,648) 12,594 (28,756) Derivatives for investment hedges (18,300) - - (4,368) 22,533 135 - Non-hedging derivatives in other financial liabilities (14,795) - - - 14,377 - (418) Current and non-current lease liabilities (75,158) 22,288 2,820 - (33,762) - (83,812) Hedging derivatives – cash requirements for Australia’s business 1,437 - - - - (1,437) - Current and Non-Current Financial Liabilities (4,545,080) (349,602) 243,645 18,723 (226,840) 11,292 (4,847,862) Cash and cash equivalents 1,041,369 - (50,529) 329,897 57,114 - 1,377,851 Deposits that do not qualify as cash and cash equivalents 1,316,797 - (46,547) (230,017) 21,029 - 1,061,262 Debt hedging derivative financial instruments 24,520 - - - (21,590) - 2,930 Derivatives for investment hedges - - - - 15,405 - 15,405 Non-hedging derivatives on other financial assets 520 - - (345) 2,753 - 2,928 Current and Non-Current Financial Assets 2,383,206 - (97,076) 99,535 74,711 - 2,460,376 Total (2,161,874) (349,602) 146,569 118,258 (152,129) 11,292 (2,387,486)

Notes to the Consolidated Financial Statements December 31, 2024 97 Net debt As of December 31, 2023 From cash flow Not from cash flow As of December 31, 2023 Amounts from loans Amounts from interests Other cash (inflows)/outflows Income statement Equity and others ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Obligations with the public and bank loans (2,848,875) (1,534,282) 117,145 18,346 (168,598) - (4,416,264) Financial instruments derived from hedging (39,681) (18,927) 4,077 - 11,731 20,800 (22,000) Derivatives for investment hedges (29,984) - - (10,082) 18,171 3,595 (18,300) Non-hedging derivatives in other financial liabilities (5,816) - - - (8,979) - (14,795) Current and non-current lease liabilities (61,734) 15,914 2,038 - (31,376) - (75,158) Current and Non-Current Financial Liabilities (2,986,090) (1,537,295) 123,260 8,264 (179,051) 24,395 (4,546,517) Cash and cash equivalents 2,655,236 - (53,539) (1,615,863) 55,535 - 1,041,369 Deposits that do not qualify as cash and cash equivalents 950,167 - (49,226) 341,742 74,114 - 1,316,797 Debt hedging derivative financial instruments 29,620 - - - (5,100) - 24,520 Derivatives for investment hedges - - - - - - - Non-hedging derivatives on other financial assets 4,174 - - (18,034) 14,380 - 520 Hedging derivatives – cash requirements for Australia’s business 7,139 - - 1,183 (1,183) (5,702) 1,437 Current and Non-Current Financial Assets 3,646,336 - (102,765) (1,290,972) 137,746 (5,702) 2,384,643 Total 660,246 (1,537,295) 20,495 (1,282,708) (41,305) 18,693 (2,161,874)

Notes to the Consolidated Financial Statements December 31, 2024 98 Note 14 Right-of-use assets and lease liabilities 14.1 Right-of-use assets Reconciliation of changes in right-of-use assets as of December 31, 2024, net value Land Buildings Other property, plant and equipment Transport equipment Machinery, plant and equipment Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Opening Balance 18,299 25,458 - 855 28,581 73,193 Additions 110 12,247 - 1,245 19,435 33,037 Depreciation expenses (738) (7,150) - (1,129) (13,648) (22,665) Transfer to property, plant and equipment - - - - - - Other increases (decreases) 992 (7) - 242 (722) 505 Total changes 364 5,090 - 358 5,065 10,877 Closing balance 18,663 30,548 - 1,213 33,646 84,070 Reconciliation of changes in right-of-use assets as of December 31, 2023, net value Land Buildings Other property, plant and equipment Transport equipment Machinery, plant and equipment Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Opening Balance 18,320 17,839 - 1,805 22,903 60,867 Additions 894 13,714 - 37 18,686 33,331 Depreciation expenses (687) (4,509) - (987) (11,088) (17,271) Transfer to property, plant and equipment - - - - - - Other increases (decreases) (228) (1,586) - - (1,920) (3,734) Total changes (21) 7,619 - (950) 5,678 12,326 Closing balance 18,299 25,458 - 855 28,581 73,193 The Company’s lease activities included the following aspects: (a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate, (b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company. (c) These are not subject to restrictions or agreements imposed by contracts. There were no sales transactions with leasebacks in the period.

Notes to the Consolidated Financial Statements December 31, 2024 99 14.2 Lease liabilities Lease liabilities As of December 31, 2024 As of December 31, 2023 Current Non-Current Current Non-Current ThUS$ ThUS$ ThUS$ ThUS$ Lease liabilities 23,011 60,801 18,192 56,966 Total 23,011 60,801 18,192 56,966 (a) As of December 31, 2024 and 2023, current lease liabilities are analyzed as follows: Debtor Creditor Currency Effective rate Nominal amounts as of December 31, 2024 Amounts at amortized cost as of December 31, 2024 Tax ID No. Company Country Supplier Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ 79.626.800-K SQM Salar SpA Chile Contract supplier Peso 3.42% 2,813 8,438 11,251 2,482 7,591 10,073 79.626.800-K SQM Salar SpA Chile Contract supplier UF 2.47% 361 1,065 1,426 339 1,017 1,356 79.947.100-0 SQM Industrial S.A. Chile Contract supplier Peso 3.52% 65 58 123 64 56 120 79.947.100-0 SQM Industrial S.A. Chile Contract supplier UF 2.45% 658 1,911 2,569 589 1,724 2,313 79.768.170-9 Soquimich Comercial S.A. Chile Contract supplier UF 3.75% 336 954 1,290 324 874 1,198 76.359.919-1 Orcoma SpA Chile Contract supplier Peso 6.80% 2 7 9 2 4 6 76.359.919-1 Orcoma SpA Chile Contract supplier UF 2.35% 1 1 2 1 1 2 Foreign SQM Australia Pty Australia Contract supplier Australian dollar 5.36% 687 1,999 2,686 683 1,989 2,672 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Dollar 5.05% 734 1,455 2,189 692 1,370 2,062 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Mexican Peso 6.37% 317 537 854 290 475 765 Foreign SQM Europe N.V. Belgium Contract supplier Euro 3.07% 121 364 485 97 296 393 Foreign SQM North América Corp. United States Contract supplier Dollar 5.25% 74 221 295 68 204 272 Foreign SQM África Pty South Africa Contract supplier Rand 9.20% 370 929 1,299 316 823 1,139 Foreign SQM Colombia S.A.S. Colombia Contract supplier Colombian Peso 12.86% 66 200 266 66 200 266 Foreign SQM Iberian Spain Contract supplier Euro 3.25% 15 46 61 14 44 58 Foreign SQM Comercial Perú S.A.C. Peru Contract supplier Dollar 6.83% 31 91 122 31 91 122 Foreign SQM India Private Limited India Contract supplier INR 2.84% 9 26 35 9 26 35 Foreign SQM Comercial Brasil Brazil Contract supplier Brazilian real 2.55% 5 13 18 4 13 17 Foreign SQM Japan Co. Ltd. Japan Contract supplier JPY 2.38% 7 21 28 7 21 28 Foreign SQM Shanghái Industrial Co China Contract supplier CNY 2.46% 30 90 120 28 86 114 Total 6,702 18,426 25,128 6,106 16,905 23,011

Notes to the Consolidated Financial Statements December 31, 2024 100 Debtor Creditor Currency Effective rate Nominal amounts as of December 31,2023 Amounts at amortized cost as of December 31, 2023 Tax ID No. Company Country Supplier Up to 90 days 90 days to 1 year Total Up to 90 days 90 days to 1 year Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ 93.007.00-9 SQM S.A. Chile Contract supplier UF 3.49% 20 46 66 19 46 65 79.626.800-K SQM Salar S.A. Chile Contract supplier Peso 3.02% 344 1,034 1,378 321 977 1,298 79.626.800-K SQM Salar S.A. Chile Contract supplier UF 2.54% 1,492 4,040 5,532 1,400 3,718 5,118 79.947.100-0 SQM Industrial S.A. Chile Contract supplier UF 2.58% 726 1,863 2,589 645 1,640 2,285 96.592.190-7 SQM Nitratos S.A. Chile Contract supplier UF 3.49% 18 43 61 18 42 60 79.768.170-9 Soquimich Comercial S.A. Chile Contract supplier UF 2.97% 374 1,123 1,497 336 956 1,292 76.359.919-1 Orcoma SpA Chile Contract supplier Peso 6.16% 2 7 9 2 2 4 76.359.919-1 Orcoma SpA Chile Contract supplier UF 6.80% 1 2 3 1 2 3 Foreign SQM Australia Pty Australia Contract supplier Australian dollar 4.93% 725 1,896 2,621 721 1,884 2,605 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Dollar 3.74% 711 2,131 2,842 633 1,953 2,586 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Mexican Peso 9.73% 262 789 1,051 240 747 987 Foreign SQM Europe N.V. Belgium Contract supplier Euro 1.30% 121 364 485 94 287 381 Foreign SQM North América Corp. United States Contract supplier Dollar 3.67% 106 267 373 97 244 341 Foreign SQM África Pty South Africa Contract supplier Rand 9.20% 344 1,007 1,351 267 820 1,087 Foreign SQM Colombia S.A.S. Colombia Contract supplier Colombian Peso 2.45% 5 17 22 5 17 22 Foreign SQM Iberian Spain Contract supplier Euro 3.25% 15 48 63 14 44 58 Total 5,266 14,677 19,943 4,813 13,379 18,192

Notes to the Consolidated Financial Statements December 31, 2024 101 (b) As of December 31, 2024 and 2023, the non-current lease liabilities are analyzed as follows: Debtor Creditor Currency Effective rate Nominal amounts as of December 31, 2024 Amounts at amortized cost as of December 31, 2024 Tax ID No. Company Country Supplier 1-2 Years 2-3 Years 3-4 Years Total 1-2 Years 2-3 Years 3-4 Years Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ 79.626.800-K SQM Salar SpA Chile Contract supplier Peso 3.42% 17,661 5,100 - 22,761 16,676 4,968 - 21,644 79.626.800-K SQM Salar SpA Chile Contract supplier UF 2.39% 1,565 308 - 1,873 1,505 306 - 1,811 79.947.100-0 SQM Industrial S.A. Chile Contract supplier Peso 6.02% 37 - - 37 36 - - 36 79.947.100-0 SQM Industrial S.A. Chile Contract supplier UF 3.10% 3,730 4,040 - 7,770 3,382 3,905 - 7,287 79.768.170-9 Soquimich Comercial S.A. Chile Contract supplier UF 4.23% 1,650 362 - 2,012 1,574 357 - 1,931 76.359.919-1 Orcoma SpA Chile Contract supplier Peso 6.80% 18 26 28 72 11 19 25 55 Foreign SQM North América Corp. United States Contract supplier Dollar 5.52% 562 6 - 568 542 6 - 548 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Mexican peso 9.75% 766 574 - 1,340 663 549 - 1,212 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Dollar 4.46% 1,521 - - 1,521 1,489 - - 1,489 Foreign SQM Australia Pty Australia Contract supplier Australian dollar 5.29% 3,253 15,998 - 19,251 3,249 15,998 - 19,247 Foreign SQM África Pty South Africa Contract supplier Rand 9.43% 1,222 - - 1,222 1,105 - - 1,105 Foreign SQM Colombia S.A.S. Colombia Contract supplier Colombian peso 14.83% 1,200 - - 1,200 1,198 - - 1,198 Foreign SQM Europe N.V. Belgium Contract supplier Euro 3.07% 970 1,455 647 3,072 823 1,332 633 2,788 Foreign SQM Iberian Spain Contract supplier Euro 3.25% 76 16 - 92 60 16 - 76 Foreign SQM Comercial Perú S.A.C. Peru Contract supplier Dollar 8.01% 94 - - 94 94 - - 94 Foreign SQM Soquimich Brasil Brazil Contract supplier Brazilian real 2.62% 21 - - 21 21 - - 21 Foreign SQM India Private Limited India Contract supplier INR 2.84% 18 - - 18 18 - - 18 Foreign SQM Japan Co. Ltd. Japan Contract supplier JPY 2.38% 14 - - 14 14 - - 14 Foreign SQM Shanghái Industrial Co China Contract supplier CNY 2.46% 231 - - 231 227 - - 227 Total 34,609 27,885 675 63,169 32,687 27,456 658 60,801

Notes to the Consolidated Financial Statements December 31, 2024 102 Debtor Creditor Currency Effective rate Nominal amounts as of December 31,2023 Amounts at amortized cost as of December 31, 2023 Tax ID No. Company Country Supplier 1-2 Years 2-3 Years 3-4 Years Total 1-2 Years 2-3 Years 3-4 Years Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ 79.626.800-K SQM Salar SpA Chile Contract supplier Peso 2.61% 1,176 1,079 - 2,255 1,133 1,064 - 2,197 79.626.800-K SQM Salar SpA Chile Contract supplier UF 2.88% 6,185 3,728 - 9,913 5,901 3,630 - 9,531 79.947.100-0 SQM Industrial S.A. Chile Contract supplier UF 2.06% 3,799 5,594 311 9,704 3,348 5,312 310 8,970 79.768.170-9 Soquimich Comercial S.A. Chile Contract supplier UF 2.97% 1,844 969 181 2,994 2,020 938 173 3,131 76.359.919-1 Orcoma SpA Chile Contract supplier Peso 6.80% 18 26 37 81 8 12 41 61 Foreign SQM North América Corp. United States Contract supplier Dollar 4.99% 524 265 - 789 484 260 - 744 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Mexican peso 6.79% 91 - - 91 90 - - 90 Foreign SQM Comercial de México S.A. de C.V. Mexico Contract supplier Dollar 5.25% 3,197 1,131 - 4,328 3,040 1,105 - 4,145 Foreign SQM Australia Pty Australia Contract supplier Australian dollar 4.92% 5,624 18,236 - 23,860 5,618 16,916 - 22,534 Foreign SQM África Pty South Africa Contract supplier Rand 9.20% 1,276 591 659 2,526 1,182 483 581 2,246 Foreign SQM Colombia S.A.S. Colombia Contract supplier Colombian Peso 2.17% 1 - - 1 1 - - 1 Foreign SQM Europe N.V. Belgium Contract supplier Euro 1.30% 485 485 2,586 3,556 393 405 2,383 3,181 Foreign SQM Iberian Spain Contract supplier Euro 3.25% 61 61 16 138 58 60 17 135 Total 24,281 32,165 3,790 60,236 23,276 30,185 3,505 56,966

Notes to the Consolidated Financial Statements December 31, 2024 103 Other lease disclosures Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 86,872 and ThUS$ 88,754 for the periods ended December 31, 2024 and 2023. See Note 22.8. Expenses related to variable payments not included in the measurement of lease liabilities under IFRS 16 amounted to ThUS$ 6,138 and ThUS$ 4,700 for the periods ending December 31, 2024 and 2023, respectively. As of December 31, 2024, there is no income from subleasing right-of-use assets. As of December 31, 2023, it amounted to ThUS$ 5. Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Financial Statements December 31, 2024 104 Note 15 Intangible assets and goodwill 15.1 Reconciliation of changes in intangible assets and goodwill As of December 31, 2024 Intangible assets and goodwill Useful life Net Value ThUS$ IT programs Finite 8,430 Mining rights Finite 133,119 Water rights and rights of way Indefinite 4,909 Water rights Finite 3,791 Intellectual property Finite 14,761 Other intangible assets Finite 2,958 Intangible assets other than goodwill 167,968 Goodwill Indefinite 948 Total Intangible Asset 168,916 As of December 31, 2023 Intangible assets and goodwill Useful life Net Value ThUS$ IT programs Finite 3,190 Mining rights Finite 134,924 Water rights and rights of way Indefinite 4,909 Water rights Finite 7,580 Intellectual property Finite 5,201 Other intangible assets Finite 70 Intangible assets other than goodwill 155,874 Goodwill Indefinite 958 Total Intangible Asset 156,832

Notes to the Consolidated Financial Statements December 31, 2024 105 a) Movements in identifiable intangible assets as of December 31, 2024 and 2023: Movements in Identifiable intangible assets IT programs Mining rights, Finite Water rights, and rights of way, Indefinite Water rights Intellectual property Other intangible assets Goodwill Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ At January 1, 2024 3,190 134,924 4,909 7,580 5,201 70 958 156,832 Additions 6,700 - - - 10,130 378 - 17,208 Amortization of the year (1,430) (1,608) - (3,789) (805) (126) - (7,758) Impairment losses recognized in income for the period - - - - - - (10) (10) Other increases / decreases for foreign currency exchange rates (41) 3,694 - - - (24) - 3,629 Other increases (decreases) 11 (3,891) - - 235 2,660 - (985) Subtotals 5,240 (1,805) - (3,789) 9,560 2,888 (10) 12,084 As of December 31, 2024 8,430 133,119 4,909 3,791 14,761 2,958 948 168,916 Historical cost 43,851 162,492 7,420 18,000 17,580 5,314 4,491 259,148 Accumulated amortization (35,421) (29,373) (2,511) (14,209) (2,819) (2,356) (3,543) (90,232) At January 1, 2023 3,249 140,873 4,909 11,369 5,850 86 967 167,303 Additions 197 196 - - - 15 - 408 Amortization for the year (1,451) (4,684) - (3,789) (649) (28) - (10,601) Impairment losses recognized in income for the year (1) - - - - - - (9) (9) Other increases / decreases for foreign currency exchange rates 6 - - - - (3) - 3 Other increases (decreases) 1,189 (1,461) - - - - - (272) Subtotals (59) (5,949) - (3,789) (649) (16) (9) (10,471) As of December 31, 2023 3,190 134,924 4,909 7,580 5,201 70 958 156,832 Historical cost 37,849 161,451 7,420 18,000 7,215 2,303 4,492 238,730 Accumulated amortization (34,659) (26,527) (2,511) (10,420) (2,014) (2,233) (3,543) (81,898) (1) See Note 22.5

Notes to the Consolidated Financial Statements December 31, 2024 106 b) Movements in identifiable goodwill as of December 31, 2024 and 2023: Accumulated impairment Movements in identifiable goodwill Goodwill at the beginning of period January 1, 2024 Additional recognition Impairment losses recognized in income for the period (-) Total increase (decrease) As of December 31, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Industrial S.A. - - - - - SQM Iberian S.A. 148 - (10) (10) 138 SQM Investment Corporation 86 - - - 86 SQM Potasio SpA 724 - - - 724 Total Increase (decreases) 958 - (10) (10) 948 Ending balance 958 - (10) (10) 948 Accumulated impairment Movements in identifiable goodwill Goodwill at the beginning of period January 1, 2023 Additional recognition Impairment losses recognized in income for the period (-) Total increase (decrease) As of December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ SQM Iberian S.A. 148 - - - 148 SQM Investment Corporation 86 - - - 86 Soquimich European Holding B.V. (*) 9 - (9) (9) - SQM Potasio S.A. 724 - - - 724 Total Increase (decreases) 967 - (9) (9) 958 Ending balance 967 - (9) (9) 958 (*) Based on an impairment analysis conducted by management, this goodwill was adjusted for based on the assessment that its partial or total book value is not recoverable.

Notes to the Consolidated Financial Statements December 31, 2024 107 Note 16 Property, plant and equipment As of December 31, 2024 and 2023, the detail of property, plant and equipment is as follows: 16.1 Types of property, plant and equipment Description of types of property, plant and equipment As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Property, plant and equipment, net Land 24,698 23,481 Buildings 340,807 285,487 Other property, plant and equipment 135,091 62,739 Transport equipment 8,125 9,165 Supplies and accessories 4,405 4,139 Office equipment 1,435 1,158 Network and communication equipment 1,518 1,605 Mining assets 162,074 154,715 IT equipment 5,281 2,092 Energy generating assets 2,269 2,893 Constructions in progress 1,957,128 1,834,041 Machinery, plant and equipment 1,790,814 1,228,422 Total 4,433,645 3,609,937 Property, plant and equipment, gross Land 24,698 23,481 Buildings 947,585 851,706 Other property, plant and equipment 378,013 291,053 Transport equipment 21,737 22,143 Supplies and accessories 32,863 31,132 Office equipment 13,820 13,346 Network and communication equipment 11,411 11,644 Mining assets 370,504 341,837 IT equipment 33,819 29,384 Energy generating assets 38,929 38,929 Constructions in progress 1,957,128 1,834,041 Machinery, plant and equipment 4,989,892 4,189,794 Total 8,820,399 7,678,490 Accumulated depreciation and value impairment of property, plant and equipment, total Accumulated depreciation and impairment of buildings (606,778) (566,219) Accumulated depreciation and impairment of other property, plant and equipment (242,922) (228,314) Accumulated depreciation and impairment of transport equipment (13,612) (12,978) Accumulated depreciation and impairment of supplies and accessories (28,458) (26,993) Accumulated depreciation and impairment of office equipment (12,385) (12,188) Accumulated depreciation and impairment of network and communication equipment (9,893) (10,039) Accumulated depreciation and impairment of mining assets (208,430) (187,122) Accumulated depreciation and impairment of IT equipment (28,538) (27,292) Accumulated depreciation and impairment of energy generating assets (36,660) (36,036) Accumulated depreciation and impairment of machinery, plant and equipment (3,199,078) (2,961,372) Total (4,386,754) (4,068,553)

Notes to the Consolidated Financial Statements December 31, 2024 108 Description of classes of property, plant and equipment As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Property, plant and equipment, net Pumps 133,863 61,385 Conveyor Belt 15,622 16,589 Crystallizer 60,888 56,930 Plant Equipment 332,127 285,653 Tanks 62,657 39,422 Filter 79,456 69,246 Electrical equipment/facilities 149,728 110,255 Other Property, Plant & Equipment 326,923 68,967 Site Closure 34,828 40,696 Piping 207,595 142,013 Well 167,942 156,621 Pond 36,627 34,957 Spare Parts (1) 182,558 145,688 Total 1,790,814 1,228,422 (1) The reconciliation of the spare parts provisions as of December 31, 2024 and 2023 is as follows: Reconciliation As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance 58,600 52,072 Increase in provision 3,913 6,528 Closing balance 62,513 58,600

Notes to the Consolidated Financial Statements December 31, 2024 109 16.2 Reconciliation of changes in property, plant and equipment by type: Reconciliation of changes in property, plant and equipment by class as of December 31, 2024 and 2023: Reconciliation of changes in property, plant and equipment by class Land Buildings Other property, plant and equipment Transport equipment Supplies and accessories Equipment office Network and communication equipment Mining assets IT equipment Energy generating assets Assets under construction Machinery, plant and equipment Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Equity at January 1, 2024 23,481 285,487 62,739 9,165 4,139 1,158 1,605 154,715 2,092 2,893 1,834,041 1,228,422 3,609,937 Additions - 9,831 21,109 - 99 230 3 6,723 2,432 - 770,525 174,142 985,094 Disposals - - - (135) - - - - - - - - (135) Depreciation for the year - (40,570) (14,781) (905) (1,510) (291) (582) (21,308) (2,261) (625) - (229,168) (312,001) Impairment (2) - - - - - - - - - - - (10,759) (10,759) Increase (decrease) in foreign currency translation difference - (180) (1) - (3) - - - (1) - (305) (646) (1,136) Reclassifications (116) 58,986 65,361 - 1,314 278 489 21,944 3,231 - (662,051) 510,564 - Other increases (decreases) (1) 1,333 27,253 664 - 366 60 3 - (212) 1 14,918 118,259 162,645 Decreases for classification as held for sale - - - - - - - - - - - - - Subtotal 1,217 55,320 72,352 (1,040) 266 277 (87) 7,359 3,189 (624) 123,087 562,392 823,708 Equity as of December 31, 2024 24,698 340,807 135,091 8,125 4,405 1,435 1,518 162,074 5,281 2,269 1,957,128 1,790,814 4,433,645 Historical cost 24,698 947,585 378,013 21,737 32,863 13,820 11,411 370,504 33,819 38,929 1,957,128 4,989,892 8,820,399 Accumulated depreciation - (606,778) (242,922) (13,612) (28,458) (12,385) (9,893) (208,430) (28,538) (36,660) - (3,199,078) (4,386,754) Equity at January 1, 2023 23,482 273,913 34,960 9,487 4,798 1,355 1,872 60,284 3,147 3,253 1,328,508 981,779 2,726,838 Additions - - 545 - 52 8 208 - 207 - 1,091,840 2,347 1,095,207 Disposals - - - - - - - - (1) - - (17) (18) Depreciation for the year - (37,315) (13,337) (1,155) (1,809) (230) (670) (16,603) (890) (749) - (179,989) (252,747) Impairment (2) - - - - - - - - - - - (47,059) (47,059) Increase (decrease) in foreign currency translation difference (6) (7) (35) (1) - (7) - - (3) - - (39) (98) Reclassifications - 48,677 40,657 801 1,099 31 195 111,059 (447) 389 (588,635) 386,174 - Other increases (decreases) (1) 5 219 (51) 33 (1) 1 - (25) 79 - 2,328 85,226 87,814 Decreases for classification as held for sale - - - - - - - - - - - - - Subtotal (1) 11,574 27,779 (322) (659) (197) (267) 94,431 (1,055) (360) 505,533 246,643 883,099 Equity as of December 31, 2023 23,481 285,487 62,739 9,165 4,139 1,158 1,605 154,715 2,092 2,893 1,834,041 1,228,422 3,609,937 Historical cost 23,481 851,706 291,053 22,143 31,132 13,346 11,644 341,837 29,384 38,929 1,834,041 4,189,794 7,678,490 Accumulated depreciation - (566,219) (228,314) (12,978) (26,993) (12,188) (10,039) (187,122) (27,292) (36,036) - (2,961,372) (4,068,553) (1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site. (2) See Note 22.5. Corresponds to impairment of specific assets, identified and related to the iodine business, for which it was defined these will not be considered to be used in the operation due to their specific characteristics.

Notes to the Consolidated Financial Statements December 31, 2024 110 16.3 Detail of property, plant and equipment pledged as guarantee There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment. 16.4 Cost of capitalized interest, property, plant and equipment The rates and costs for capitalized interest in the period of property, plant and equipment are detailed as follows: Capitalized interest costs December 31, 2024 December 31, 2023 ThUS$ ThUS$ Weighted average capitalization rate of capitalized interest costs 5% 5% Amount of interest costs capitalized in the period ThUS$ 67,126 43,331

Notes to the Consolidated Financial Statements December 31, 2024 111 Note 17 Other current and non-current non-financial assets As of December 31, 2024 and 2023, the detail of “Other Current and Non-current Assets” is as follows: Other non-financial assets, current As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Domestic Value Added Tax 125,963 63,973 Foreign Value Added Tax 26,315 24,889 Prepaid mining licenses 3,326 1,299 Prepaid insurance 12,589 15,022 Other prepayments 1,391 3,204 Reimbursement of Value Added Tax to exporters 24,601 19,929 Other taxes 4,189 6,142 Other assets 2,331 2,292 Total 200,705 136,750 Other non-financial assets, non-current As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Exploration and evaluation expenses 65,510 57,458 Guarantee deposits 942 950 Foreign VAT (1) 289,921 308,084 Other non-current assets 7,793 7,208 Total 364,166 373,700 (1) Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months. Movements in expenditure on exploration projects and ground studies as of December 31, 2024 and 2023: Conciliation As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance 57,458 44,023 Changes Additions 10,701 12,002 Reclassifications from/to short-term (inventory) (197) 1,049 Amortization of ground studies (733) (2,131) Reclassification from construction in progress (1,719) 2,515 Total changes 8,052 13,435 Ending balance (*) 65,510 57,458 As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted. (*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term).

Notes to the Consolidated Financial Statements December 31, 2024 112 Mineral resource exploration, evaluation and Exploitation expenditure Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation: (a) Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of December 31, 2024 and 2023, there were no disbursements for this concept. (b) Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of December 31, 2024 and 2023, this amounts to ThUS$14,787 and ThUS$9,062. (c) Economically feasible: Exploration and assessment expenditures resulting in studies concluding that their economic feasibility is viable are classified under “Other non-current non-financial assets”. Prospecting Type of Exploration As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Chile (1) Metallic/Non-Metallic 59,826 50,844 Total 59,826 50,844 (1) The value presented for Chile is composed as of December 2024 for ThUS 12,084 corresponding to non-metallic explorations and evaluations and ThUS$ 47,742 associated with metallic explorations. In December 2023, the amounts of non-metallic and metallic explorations were ThUS$ 13,803 and ThUS$ 37,041, respectively. Prospecting conciliation As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance 50,844 36,327 Additions 10,701 12,002 Reclassifications from Exploration in execution - Chile (1,719) 2,515 Reclassifications to Exploration in Exploitation - Chile - - Total changes 8,982 14,517 Total 59,826 50,844 (d) In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as current assets in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”. Short-term exploitation reconciliation As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance 651 1,700 Amortization of ground studies - - Reclassifications from/to short term (inventories) 197 (1,049) Total changes 197 (1,049) Total 848 651 Long-term exploitation reconciliation As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance 6,614 7,696 Amortization of ground studies (733) (2,131) reclassifications from/to short term (inventories) (197) 1,049 Total changes (930) (1,082) Total 5,684 6,614

Notes to the Consolidated Financial Statements December 31, 2024 113 Note 18 Employee benefits 18.1 Provisions for employee benefits Classes of benefits and expenses by employee As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Current Performance bonds and operational targets 31,546 23,946 Total 31,546 23,946 Non-current Profit sharing and bonuses 26,970 18,428 Severance indemnity payments 38,637 43,578 Total 65,607 62,006 18.2 Policies on defined benefit plan This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows: a) Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators. b) Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3. c) Obligations after employee retirement, described in Note 18.4. d) Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Financial Statements December 31, 2024 114 18.3 Other long-term benefits The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees. Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded. Benefit payment conditions The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980. Methodology The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”. 18.4 Post-employment benefit obligations Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities. For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company. As of December 31, 2024 and 2023, the value of assets associated with the SQM NA pension plan amounts to ThUS$5,266 and ThUS$5,095, respectively. Reconciliation of changes in benefit obligations As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Benefit obligations at the start of the year 287 279 Interest cost 12 12 Actuarial loss 54 180 Benefits paid (81) (185) Total 272 286

Notes to the Consolidated Financial Statements December 31, 2024 115 Reconciliation of changes in plan assets As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Fair value of plan assets at the start of the year 5,383 4,983 Real return (loss) on plan assets 236 585 Benefits paid (81) (185) Fair value of plan assets at the end of the year 5,538 5,383 Net non-current assets 5,266 5,095 Items not yet recognized as components of net periodic pension costs: Net actuarial gain at the start of the year 249 59 Gains (49) 190 Adjustment to recognize the minimum pension obligation 200 249 Service cost or benefits received during the year As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Financial cost 12 12 Real loss on plan assets (231) (214) Net periodic pension expenses (219) (202)

Notes to the Consolidated Financial Statements December 31, 2024 116 18.5 Staff severance indemnities As of December 31, 2024 and 2023, severance indemnities calculated at the actuarial value are as follows: Staff severance indemnities As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Opening balance (43,578) (34,899) Current cost of service (1,889) (4,624) Interest cost (2,549) (2,236) Actuarial gain loss 3,149 (5,947) Exchange rate difference 5,039 769 Benefits paid during the year 1,191 3,359 Total (38,637) (43,578) (a) Actuarial assumptions The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions: Actuarial assumptions As of December 31, 2024 As of December 31, 2023 Annual/Years Mortality rate RV–2020/CB–2020 RV – 2020/CB-2020 Discount interest rate 5.75% 5.32% Inflation rate 3.00% 3.00% Voluntary retirement rate: Men 3.82% 3.82% Annual Women 3.82% 3.82% Annual Salary increase 4.01% 4.01% Annual Retirement age: Men 65 65 Years Women 60 60 Years

Notes to the Consolidated Financial Statements December 31, 2024 117 (b) Sensitivity analysis of assumptions As of December 31, 2024 and 2023, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following: Sensitivity analysis as of December 31, 2024 Effect + 100 basis points Effect - 100 basis points ThUS$ ThUS$ Discount rate (2,352) 2,647 Employee turnover rate (309) 345 Sensitivity analysis as of December 31, 2023 Effect + 100 basis points Effect - 100 basis points ThUS$ ThUS$ Discount rate (2,575) 2,898 Employee turnover rate (338) 378 Sensitivity relates to an increase/decrease of 100 basis points. 18.6 Executive compensation plan The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of December 31, 2024: I) Financial target compensation plan (a) Plan characteristics This compensation plan is paid in cash. (b) Plan participants and payment dates A total of 40 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026. This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$ 26,621 and ThUS$ 18,428 as of December 31, 2024 and 2023 respectively. The income statement was charged with ThUS$ 8,193 and ThUS$ 9,993 during the periods ended December 31, 2024 and 2023, respectively.

Notes to the Consolidated Financial Statements December 31, 2024 118 Note 19 Provisions and other non-financial liabilities 19.1 Types of provisions Types of provisions As of December 31, 2024 As of December 31, 2023 Current Non-current Total Current Non-current Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Provision for legal complaints (1) 8,957 106 9,063 106 1,195 1,301 Provision for dismantling, restoration and rehabilitation cost (2) - 53,011 53,011 - 58,459 58,459 Other provisions current (3) 302,240 200 302,440 392,216 796 393,012 Total 311,197 53,317 364,514 392,322 60,450 452,772 (1) These provisions correspond to legal expenses of issues pending resolution. (2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated, In addition to SQM Australia Pty. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms. (3) See Note 19.2.

Notes to the Consolidated Financial Statements December 31, 2024 119 19.2 Description of other provisions Current provisions, other short-term provisions As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Rent under lease contract (1) 265,054 354,205 Provision for additional tax related to foreign loans 2,602 1,641 End of agreement bonus 5,279 6,979 Other bonuses to workers 7,701 6,933 Other bonuses, general staff 2,912 - Directors’ per diem allowance 5,143 4,676 Miscellaneous provisions 13,549 17,782 Total 302,240 392,216 (1) Payment Obligations for the lease contract with CORFO: These correspond to the obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it. The agreement signed in January 2018 and amended in 2020, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar’s total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

Notes to the Consolidated Financial Statements December 31, 2024 120 The fee structure is as follows: Price US$/MT Li2CO3 Lease rental rate $0 - $4,000 6.8% $4,000 - $5,000 8.0% $5,000 - $6,000 10.0% $6,000 - $7,000 17.0% $7,000 - $10,000 25.0% > $10,000 40.0% Price US$/MT LiOH Lease rental rate $0 - $5,000 6.8% Over $5,000 - $6,000 8.0% Over $6,000 - $7,000 10.0% Over $7,000 - $10,000 17.0% Over $10,000 - $12,000 25.0% Over $12,000 40.0% Price US$/MT KCl Lease rental rate $0 - $300 3.0% Over $300 - $400 7.0% Over $400 - $500 10.0% Over $500 - $600 15.0% Over $600 20.0% On May 31, 2024, the Company reported having entered into an association agreement with Codelco to develop extractive and productive activities to produce lithium products, potassium products and other products extracted from Corfo's properties in the Salar de Atacama, through the merger by incorporation of Codelco's subsidiary, Minera Tarar SpA, into the Company's subsidiary, SQM Salar SpA, subject to the terms established in the Association Agreement. The effectiveness of the association agreement is subject to a series of conditions precedent, as well as the execution of contracts with Corfo to (i) increase the amount of lithium that SQM Salar SpA can exploit from the Salar de Atacama between the years 2025 and 2030 and (ii) establish the right to exploit lithium from the Salar de Atacama between the years 2031 and 2060. To date there are no impacts to the consolidated financial statements arising from this agreement.

Notes to the Consolidated Financial Statements December 31, 2024 121 19.3 Changes in provisions Description of items that gave rise to changes as of December 31, 2024 Legal complaints Provision for dismantling, restoration and rehabilitation cost Other provisions Total ThUS$ ThUS$ ThUS$ ThUS$ Total provisions, initial balance 1,301 58,459 393,012 452,772 Changes Additional provisions 17,333 - 504,995 522,328 Provision used - - (570,187) (570,187) Increase (decrease) in foreign currency exchange 134 - (352) (218) Others (9,705) (5,448) (25,028) (40,181) Total Increase (decreases) 7,762 (5,448) (90,572) (88,258) Total 9,063 53,011 302,440 364,514 Description of items that gave rise to changes as of December 31, 2023 Legal complaints Provision for dismantling, restoration and rehabilitation cost Other provisions Total ThUS$ ThUS$ ThUS$ ThUS$ Total provisions, initial balance 53,709 53,995 1,253,495 1,361,199 Changes Additional provisions 266 12,127 1,922,666 1,935,059 Provision used (52,707) - (2,771,422) (2,824,129) Increase (decrease) in foreign currency exchange 33 - (871) (838) Others - (7,663) (10,856) (18,519) Total Increase (decreases) (52,408) 4,464 (860,483) (908,427) Total 1,301 58,459 393,012 452,772

Notes to the Consolidated Financial Statements December 31, 2024 122 19.4 Other non-financial liabilities, current Description of other liabilities As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Tax withholdings 2,995 8,750 Other non-income taxes payable 710 - VAT payable 51,420 33,782 Guarantees received 1,021 1,021 Accrual for dividend 5,909 67,219 Monthly provisional tax payables 17,003 26,160 Deferred income (1) 4,657 4,144 Withholdings from employees and salaries payable 9,175 9,333 Accrued vacations 34,796 35,902 Other current liabilities 353 994 Total 128,039 187,305 (1) Deferred income corresponds mainly to payments received in advance for the sale of goods, which will be recognized in income in the short term.

Notes to the Consolidated Financial Statements December 31, 2024 123 Note 20 Disclosures on equity The detail and movements of equity accounts are shown in the consolidated statement of changes in equity. 20.1 Capital management The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company. Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establishes a maximum consolidated indebtedness level of 1 times the debt-to- equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting. The Company’s controls over capital management are based on the following ratios: Capital Management As of December 31, 2024 As of December 31, 2023 Description (1) Calculation (1) Net Financial Debt/cash (ThUS$) 2,303,673 2,086,717 Financial Debt – Financial Resources Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non- current Liquidity 2.51 2.50 Current Assets divided by Current Liabilities Total Current Assets / Total Current Liabilities ROE (7.65) % 36.28% Net income for the year divided by Total Equity Net income for the year / Equity Adjusted EBITDA (ThUS$) 1,483,571 3,180,071 Adjusted EBITDA EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences, EBITDA (ThUS$) 1,514,382 3,226,202 EBITDA Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax ROA 13.60% 32.20% Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments (Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM) Indebtedness 0.44 0.37 Net Financial Debt on Equity Net Financial Debt / Total Equity The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the Company. Also, the Company is also committed to provide quarterly financial information. There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

Notes to the Consolidated Financial Statements December 31, 2024 124 20.2 Operational restrictions and financial limits Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months. Capital management must ensure that the Borrowing Ratio remains below 1.0. As of December 31, 2024 this ratio was 0.44. The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2024 and 2023. As of December 31, 2024 Financial restrictions Financial restrictions Financial restrictions Financial restrictions Financial restrictions Instrument with restriction Bonds Bonds Bonds Bank loans Reporting party or subsidiary restriction Creditor Bondholders Bondholders Bondholders Scotiabank Registration number H Q O PB 70M Name of financial indicator or ratio (See definition in Note 20.1) NFD/Equity NFD/Equity NFD/Equity NFD/Equity Measurement frequency Quarterly Quarterly Quarterly Quarterly Restriction (Range, value and unit of measure) Must be less than 1.00 Must be less than 1.00 Must be less than 1.00 Must be less than 1.00 Indicator or ratio determined by the company 0.44 0.44 0.44 0.44 Fulfilled YES/NO yes yes yes yes As of December 31, 2023 Financial restrictions Financial restrictions Financial restrictions Financial restrictions Financial restrictions Instrument with restriction Bonds Bonds Bonds Bank loans Reporting party or subsidiary restriction Creditor Bondholders Bondholders Bondholders Scotiabank Registration number H Q O PB 70M Name of financial indicator or ratio (See definition in Note 20,1) NFD/Equity NFD/Equity NFD/Equity NFD/Equity Measurement frequency Quarterly Quarterly Quarterly Quarterly Restriction (Range, value and unit of measure) Must be less than 1.00 Must be less than 1.00 Must be less than 1.00 Must be less than 1.00 Indicator or ratio determined by the company 0.37 0.37 0.37 0.37 Fulfilled YES/NO yes yes yes yes Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture. The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

Notes to the Consolidated Financial Statements December 31, 2024 125 20.3 Disclosures on share capital Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid. Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences: (a) require the calling of an Ordinary or Extraordinary Shareholders' Meeting when requested by Series B shareholders representing at least 5% of the issued shares thereof; and (b) require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B. The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of September 3, 1993. The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted. The preference of Series A shares will have a term of 50 consecutive and continuous years as of September 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations. Detail of capital classes in shares: Type of capital in preferred shares As of December 31, 2024 As of December 31, 2023 Series A Series B Series A Series B Description of type of capital in shares Number of authorized shares 142,818,904 142,818,904 142,819,552 142,818,904 Number of fully subscribed and paid shares 142,818,904 142,818,904 142,819,552 142,818,904 Number of subscribed partially paid shares - - - - Increase (decrease) in the number of current shares - - - - Number of outstanding shares 142,818,904 142,818,904 142,818,904 142,818,904 Number of shares owned by the Company or its subsidiaries or associates - - 648 - Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares - - - - Capital amount in shares ThUS$ 134,730 1,442,893 134,750 1,442,893 Total number of subscribed shares 142,818,904 142,818,904 142,819,552 142,818,904

Notes to the Consolidated Financial Statements December 31, 2024 126 20.4 Disclosures on reserves in Equity As of December 31, 2024 and 2023 the composition is as follows: Disclosure of reserves within shareholders' equity As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Reserve for currency exchange conversion (1) (38,024) (4,921) Reserve for cash flow hedges (2) 7,314 (930) Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3) (5,702) 122,294 Reserve for actuarial gains or losses in defined benefit plans (4) (11,179) (13,454) Other reserves 10,175 11,881 Total (37,416) 114,870 (1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar. (2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification. (3) Reserve related to the fair value variation of equity financial instruments. (4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Financial Statements December 31, 2024 127 Movements in other reserves and changes in ownership interest were as follows: Movements Foreign currency translation difference (1) Reserve for cash flow hedges Reserve for actuarial gains and losses from defined benefit plans Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income Other reserves Total reserves Before taxes Before taxes Tax Before taxes Deferred taxes Before Taxes Deferred taxes Before taxes Reserves Deferred taxes Total reserves ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ As of January 1, 2023 (8,042) (19,967) 5,392 (12,155) 2,957 (15,081) 4,108 11,663 (43,582) 12,457 (31,125) Movement of reserves 3,121 126 - (5,836) - 190,509 - 218 188,138 - 188,138 Impact to Income statement - 18,566 - - - - - - 18,566 - 18,566 Income taxes - - (5,047) - 1,580 - (57,242) - - (60,709) (60,709) As of December 31, 2023 (4,921) (1,275) 345 (17,991) 4,537 175,428 (53,134) 11,881 163,122 (48,252) 114,870 Movement of reserves (33,103) 2,520 - 3,137 - (183,289) - (1,706) (212,441) - (212,441) Impact to Income statement - 8,773 - - - - - - 8,773 - 8,773 Income taxes - - (3,049) - (862) - 55,293 - - 51,382 51,382 Balances as of December 31, 2024 (38,024) 10,018 (2,704) (14,854) 3,675 (7,861) 2,159 10,175 (40,546) 3,130 (37,416) (1) See details on reserves for foreign currency translation differences in Note 24, letter a).

Notes to the Consolidated Financial Statements December 31, 2024 128 Other reserves This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries, associates and joint ventures that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method. Subsidiary – Associate – Joint ventures As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ SQM Iberian S.A. 9,464 9,464 SQM Europe NV 354 1,957 Soquimich European holding B.V. 828 828 Soquimich Comercial S.A. (393) (393) SQM Vitas Fzco. 85 85 Pavoni & C. SpA 7 7 SAS Adionics - 116 SQM Australia Pty Ltd 87 94 Other (701) (721) SQM Iberian S.A. (1,677) (1,677) Orcoma Estudios SpA 2,121 2,121 Total Other reserves 10,175 11,881 20.5 Dividend policies As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year. Dividend policy for commercial year 2024 The company’s dividend policy for the 2024 business year was agreed upon by the Board of Directors on April 25, 2024. On that occasion, the following was decided: (a) Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2024. (b) Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company’s Board of Directors deems that such increase does not materially and adversely affect the Company’s ability to make its investments and to comply with the estimates on future cash use, also considering the following financial parameters: (i) 100% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times. (ii) 80% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times. (iii) 60% of the net income for 2024 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of

Notes to the Consolidated Financial Statements December 31, 2024 129 “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times. (c) Distribute and pay dividends in 2024 and the first quarter of 2025, dividends, which will be charged against the aforementioned final dividend. (d) In the ordinary meeting to be held in 2025, the Company’s Board of Directors will propose a final dividend discounting the amount of dividends previously distributed, considering that it does not materially and negatively affect the Company’s ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders’ meeting. (e) Any remaining amount from the net income from 2024 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it. (f) The payment of additional dividends is not being considered. It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event. 20.6 Final dividends On April 25, 2024, the 49th ordinary general shareholders' meeting of the Company was held, at which it was agreed to distribute and pay an amount of US$0.21339 per share, which the Company must payment to complete the amount of US$2.11386 as a final dividend. Such final dividend already considers the first dividend of US$0.78760 per share, the second dividend of US$0.60940 per share and the third dividend of US$0.50347 per share, which were paid during 2023. 20.7 Potential and provisional dividends Dividends discounted from equity were as follows: Dividends As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Interim dividend - 542,847 Final dividend - 920,819 Dividend according to policy - 60,953 Owners of the Parent - 1,524,619 Dividend eventual - - Dividend according to policy 5,909 6,266 Non-controlling interests 5,909 6,266 Dividends discounted from equity for the period 5,909 1,530,885

Notes to the Consolidated Financial Statements December 31, 2024 130 Note 21 Contingencies and restrictions In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions: 21.1 Lawsuits and other relevant events (a) In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. On August 6, 2024, SQM Salar was sentenced to pay CLP$ 80 million plus indexation. On August 13, 2024, SQM Salar and the Company filed a complaint appeal before the Court of Appeals of Santiago, which is pending. (b) On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. On November 26, 2024, the arbitral tribunal upheld the claim of Empresa Eléctrica Cochrane SpA for the period between 2021 and 2023, with the amount to be determined in the mandatory compliance phase of the ruling. The arbitral tribunal also determined that Empresa Eléctrica Cochrane SpA failed to meet its information delivery obligations under the electricity supply contracts, although it dismissed the Company’s early termination claim. (c) In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant. (d) In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is awaiting a decision verdict from the court. The amount of the lawsuit is approximately ThUS$ 542. (e) In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330. (f) In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. The lawsuit is being heard by the Abu Dhabi. (g) In May 2023, Mr. Luis Guillermo Benítez Peña and 17 other employees filed a lawsuit against a contractor, the Company and six other companies with the Labor Court of San Miguel for indirect dismissal, annulment of dismissal and payment of employment benefits The proceeding is in the ruling stage. On August 28, 2024, a ruling was issued rejecting the claim against the Company. On January 21, 2025, one of the main defendants filed an appeal for unification of jurisprudence, which is currently pending. The amount of the lawsuit is approximately MUS$358.

Notes to the Consolidated Financial Statements December 31, 2024 131 (h) In January 2024, Mr. José Luis Carreño Soto filed a lawsuit for protection of fundamental rights against a contractor company and the Company before the Labor Court of Antofagasta. On December 3, 2024, the plaintiff and the main defendant signed an agreement, and the plaintiff completely withdrew the lawsuit, thus ending the trial. (i) In February 2024, Mr. Emiliano Malebrán Pallauta, Mr. Rubén Valenzuela González and Mr. José Aguilera Flores filed a lawsuit against the Company through the Labor Court of Iquique for protection of fundamental rights and secondarily for wrongful dismissal and collection of unpaid wages and severance pay. On January 13, 2025, the court ruled partially in favor of the claim and ordered the Company to pay the sum of MUS$263. On January 24, 2025, the Company filed an appeal for annulment, which is still pending. (j) In February 2024, Mr. Manuel Jesús Lobos Cortés filed a lawsuit against the Company through the Labor Court of Iquique for damages caused by occupational illness. The case is awaiting the issuance of a ruling. The lawsuit totals approximately ThUS$279. (k) In September 2024, the subsidiary Sichuan Dixin New Energy Co., Ltd. was notified of a civil lawsuit filed by Hebei Leheng Energy Saving Equipment Co., Ltd. in its capacity as joint and several co-debtor for disputes arising from a construction contract between the plaintiff and the defendant Xinyu Xinyihe New Material Technology Co., Ltd. The amount of the claim is approximately MUS$2. The case is being heard in the People's Court of Dongpo District, Meishan, Sichuan Province. The second trial hearing is suspended and the date for its resumption has not yet been set. The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries. Soquimich Comercial S.A., subsidiaries have been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million. The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect. 21.2 Administrative - Environmental contingencies (a) In November 2016, the SMA filed charges against SQM Salar for the extraction of brine beyond the authorized amount, progressive damage to the vitality of algarrobo trees, incomplete information delivery, and modification of monitoring plan variables, among others. SQM Salar submitted a compliance program, which was approved by the SMA on August 29, 2022. A claim was filed regarding this program with the Environmental Court of Antofagasta by the Council of Atacameño Peoples. On June 11, 2024, the Environmental Court of Antofagasta agreed to reject the claim in its entirety. SQM Salar is currently implementing the compliance program, which is expected to be completed by mid-2025. The SMA will determine whether the program has been satisfactorily implemented and decide if the administrative sanctioning procedure should be concluded.

Notes to the Consolidated Financial Statements December 31, 2024 132 (b) Through the resolution of April 14, 2020, the General Water Directorate imposed a fine of 4,180 monthly tax units (UTM) on SQM Salar for alleged violations of article 294 of the Water Code. This resolution was appealed, and the outcome is still pending. (c) In May 2024, the General Water Directorate of the Antofagasta Region initiated a sanctioning procedure against SQM Salar for alleged violations of article 294 of the Water Code at the solar evaporation ponds of the Atacama Salt Flat operation. SQM presented defenses rejecting the alleged non-compliance, and the resolution from the General Water Directorate is still pending. (d) On May 30, 2024, Albemarle Limited submitted an exceptional review request to the Environmental Assessment Service of the Antofagasta Region regarding the environmental qualification resolutions regulating its operation and that of SQM Salar, in accordance with article 25 quinquies of Environmental Framework Law No. 19.300. The procedure is in its initial stage, and the Environmental Assessment Service ruling on the admissibility of the request is still pending. As such, it could either proceed or be declared inadmissible and closed. (e) In July 2024, a criminal complaint was filed for alleged environmental non-compliance in the Atacama Salt Flat, which may be investigated under article 308 of the Criminal Code. The complaint is being handled by the Calama Public Prosecutor’s Office, based on the information presented in the exceptional review request for environmental qualification resolutions filed by Albemarle. The case is still under investigation. (f) Through the resolution of October 15, 2024, the General Water Directorate imposed a fine of 1,285 monthly tax units (UTM) on SQM Salar for alleged violations of articles 5 and 6 of DGA Resolution No. 1.238 regarding the monitoring and reporting system for effective extractions at the groundwater extraction facilities. This resolution was appealed, and the outcome is still pending. 21.3 Tax Contingencies Claims for the application of the specific tax on mining activities associated with lithium exploitation. The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the SII had collected a total of US$986.3 million from SQM, which SQM has paid, in the specific tax on mining activities applied to lithium for tax years 2012 to 2023 (financial years 2011 to 2022). SQM Salar has filed seven tax claims against the SII. Both amounts, which have already been paid by SQM Salar, totaled US$986.3 million as of December 31, 2024, including US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the Santiago Metropolitan Region Tax and Customs Court, which had upheld SQM Salar’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by SQM Salar against the SII and is still subject to appeal by SQM Salar, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for 2024 (US$926.7 million for financial years 2011 to 2022, US$162.8 million for the financial year 2023, and US$16.7 million for financial year 2024). This expense reflects the potential impact of the Santiago Court of Appeals ruling on the tax claims. As of December 31, 2024, and December 31, 2023, the Company recorded non-current tax receivables of US$59.5 million and US$986.3 million, respectively. The claims are as follows. (a) On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in

Notes to the Consolidated Financial Statements December 31, 2024 133 dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim and the deadline to file an appeal is pending. (b) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. On November 4, 2024, a ruling was issued rejecting the tax claim, and the deadline to file an appeal is pending. (c) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against liquidation No. 207 issued by the Chilean IRS, relating to the 2016 tax year. The amount involved is MMUS$ 5.5 of which (i) MMUS$ 1.2 relates to amounts paid in excess, (ii) MMUS$ 3.8 relates to the tax claimed (net of the effect on corporate tax), and (iii) MMUS$ 0.5 relates to interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim and the deadline to file an appeal is pending. (d) On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS. (e) On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. The trial is currently at the discussion stage. (f) On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage. (g) On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage. (h) On August 14, 2024, SQM Salar filed an annulment lawsuit on public law grounds and a tax claim before the Santiago Metropolitan Region Third Tax and Customs Court against Settlement No. 67 for the tax year 2023. The disputed amount totals MMUS$785, updated to the date on which the payment was made, of which MMUS$10.9 correspond to over-assessed amounts, MMUS$691.1 corresponds to the claimed tax, and MMUS$83 corresponds to interest and penalties. The case is in the discussion phase. The details of resolutions and settlements with pending claims are provided below:

Notes to the Consolidated Financial Statements December 31, 2024 134 The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax yea r (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settl ements in the future covering this year. The Company's estimate for the amount that could be settled by the SII, co rresponding to the business year 2023 and 2024, amounts to MUS$ 179.4 (net of first category tax), without consi dering interest and penalties. Others claims. (a) Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. On January 31, 2025, the First Tax and Customs Court partially accepted the claim, and the ruling is expected to be appealed by Exploraciones Mineras S.A. within the coming days. (b) SQM Salar maintains a tax claim with the Fourth Tax and Customs Court of the Metropolitan Region, due to the rejection of expenses for donations in the amount of ThUS$209.1. The case is awaiting the issuance of the resolution that receives the case as evidence. (c) SQM Salar has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 of August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319.4 and is awaiting the issuance of the resolution that receives the case as e vidence. (d) SQM Nitratos has filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 15, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. The disputed amount is MUS$319.4, and the case is pending a ruling on the evidence phase. (e) The Company has also filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 16, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. These donations were made to the same recipient institutions as those in the previous tax settlement. The disputed amount is MUS$511, and the case is pending a ruling on the evidence phase. (f) On December 19, 2024, the SII issued settlements No. 484280, 484282, 484286, 484288, 484289, 484290, 484291, 484293, and 484294, through which it re-determined the mandatory monthly provisional payments for the specific tax on mining activities on SQM Salar’s lithium extraction revenue for the periods from January to September 2024, for a total amount of MMUS$78.3, include penalties and interest amounting MMUS$25,3. SQM Salar appealed these settlements through a voluntary administrative request for reconsideration, which is still pending resolution. 21.4 Association with Codelco On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. The Company became a party to these proceedings on August 1, 2024. The proceeding is awaiting pleadings before the Court of Appeals of Santiago, a court that on various occasions has decided not to grant Tianqi's requests to suspend the effects of the association. Additionally, there are other legal procedures against entities other than the Company or SQM Salar which, if successful, could delay or nullify SQM and Codelco’s partnership.

Notes to the Consolidated Financial Statements December 31, 2024 135 21.5 Other matters The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters, including the Foreign Corrupt Practices Act (FCPA). The Company has received a request for information and subpoena from the SEC requesting information related to our business operations, compliance program, and allegations of potential violations of the FCPA and other anti-corruption laws. The SEC has said that the investigation is a non-public, fact-finding inquiry and we are not aware that any conclusion has been reached by the SEC. Management has undertaken an internal review to identify information to respond to the SEC's request thus actively cooperating in the review. 21.6 Indirect guarantees As of December 31, 2024, there are no indirect guarantees.

Notes to the Consolidated Financial Statements December 31, 2024 136 Note 22 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature. 22.1 Revenue from operating activities customer activities The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines: (a) Geographic areas: For the period ended December 31, 2024 Geographic areas Specialty plant nutrition Iodine and derivatives Lithium and derivatives Potassium Industrial chemicals Other Total ThUS$ Chile 110,282 2,012 600 36,506 1,129 21,022 171,551 Latin America and the Caribbean 113,524 20,933 4,300 89,473 7,749 4,650 240,629 Europe 156,500 368,448 97,000 40,270 18,919 470 681,607 North America 367,530 158,253 57,900 61,145 43,519 1,447 689,794 Asia and Others 194,104 418,666 2,081,450 43,389 6,839 732 2,745,180 Total 941,940 968,312 2,241,250 270,783 78,155 28,321 4,528,761 For the period ended December 31, 2023 Geographic areas Specialty plant nutrition Iodine and derivatives Lithium and derivatives Potassium Industrial chemicals Other Total ThUS$ Chile 109,669 1,603 2,327 31,356 1,136 23,590 169,681 Latin America and the Caribbean 76,157 21,523 7,289 93,868 10,489 973 210,299 Europe 128,370 368,696 278,360 30,357 21,054 1,275 828,112 North America 411,586 122,025 134,768 67,232 47,074 926 783,611 Asia and Others 188,130 378,304 4,757,370 56,237 95,470 276 5,475,787 Total 913,912 892,151 5,180,114 279,050 175,223 27,040 7,467,490

Notes to the Consolidated Financial Statements December 31, 2024 137 (b) Main product and service lines: Products and Services For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Specialty plant nutrition 941,940 913,912 - Sodium Nitrates 16,906 25,056 - Potassium nitrate and sodium potassium nitrate 531,961 502,349 - Specialty Blends 246,219 235,290 - Other specialty fertilizers 146,854 151,217 Iodine and derivatives 968,312 892,151 Lithium and derivatives 2,241,250 5,180,114 Potassium 270,783 279,050 Industrial chemicals 78,155 175,223 Other 28,321 27,040 Total 4,528,761 7,467,490 22.2 Cost of sales Cost of sales broken down by nature of expense: Nature of expense For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Raw materials and consumables used (1,187,712) (1,109,139) Classes of employee benefit expenses (344,078) (308,972) Depreciation expense (312,001) (252,746) Depreciation of Right-of-use Assets (IFRS 16) (17,746) (11,719) Amortization expense (7,622) (12,415) Investment plan expenses (49,499) (25,638) Provision for materials, spare parts and supplies (3,292) (10,065) Contractors (265,729) (226,180) Operating leases (85,117) (84,423) Mining patents (17,861) (7,560) Operational transportation (94,734) (107,074) Freight / product transportation costs (288,135) (263,285) Insurance (42,237) (55,204) Corfo rights and other agreements (397,473) (1,868,850) Expenses related to variable lease payments (contracts under IFRS 16) (6,138) (4,700) Variation in gross inventory (91,544) 20,024 Variation in inventory provision 19,136 (29,711) Other (9,872) (34,779) Total (3,201,654) (4,392,436)

Notes to the Consolidated Financial Statements December 31, 2024 138 22.3 Other income Other income For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Discounts obtained from suppliers 1,958 2,002 Fines charged to suppliers 46 4,118 Amounts recovered from insurance 1,240 1,242 Overestimate of provisions for third-party obligations 309 1,272 Sale of assets classified as property, plant and equipment 43 11 Sales of materials, spare parts and supplies 842 147 Reimbursement of mining patents and notary expenses 8,511 5,205 Options on mining properties 2,112 376 Easements, pipelines and roads 414 - Government Grants (1) 13,076 24,387 reimbursements Royalty 2,000 - Others 1,678 1,797 Total 32,229 40,557 (1) The Company received an unconditional government grant for US$ 13,076 in December 2024, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category. 22.4 Administrative expenses Administrative expenses For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Employee benefit expenses (93,824) (75,450) Marketing costs (6,433) (6,611) Amortization expenses (136) (444) Entertainment expenses (6,384) (6,067) Advisory services (29,860) (32,562) Lease of buildings and facilities (1,755) (4,331) Insurance (6,254) (3,778) Office expenses (9,165) (9,230) Contractors (8,957) (11,067) Depreciation of Right-of-use Assets (contracts under IFRS 16) (4,919) (3,463) Other expenses (18,272) (22,762) Total (185,959) (175,765)

Notes to the Consolidated Financial Statements December 31, 2024 139 22.5 Other expenses Other expenses For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Impairment losses / reversals of impairment losses recognized in income for the year Properties, plant and equipment (10,759) (47,059) Goodwill - (9) Impairment of materials, spare parts, and supplies 3,625 - Subtotal (7,134) (47,068) Other expenses, by nature Legal expenses (47,887) 17,127 VAT and other unrecoverable taxes (1,779) (2,683) Fines paid (326) (542) Investment plan expenses (11,546) (13,255) Contributions and donations (35,250) (38,756) Other operating expenses (776) (8,223) Subtotal (97,564) (46,332) Total (104,698) (93,400) 22.6 Other gains (losses) Other (losses) For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Adjustment to prior periods due to applying the equity method 209 (378) Impairment of investments in associates 246 626 Sales of investments in joint ventures - (2,599) Others (2,597) 97 Totals (2,142) (2,254) 22.7 Impairment losses and reversals for financial assets (Impairment) reversal of value of financial assets For the period from January to December of the year 2024 2023 ThUS$ ThUS$ (Impairment) reversal of value of financial assets (See Note 13.2) (639) 202 Total (639) 202

Notes to the Consolidated Financial Statements December 31, 2024 140 22.8 Summary of expenses by nature The following summary considers notes 22.2, 22.4 and 22.5 22.9 Finance expenses Finance expenses For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Interest expense from bank borrowings and overdrafts (5,485) (3,890) Interest expense from bonds (162,258) (106,871) Interest expense from loans (84,821) (55,926) Reversal of capitalized interest expenses 67,126 43,331 Financial expenses for restoration and rehabilitation provisions 2,103 2,368 Interest on lease agreement (2,820) (2,038) Loss on debt redemption and extinguishment (982) - Other finance costs (10,407) (15,376) Total (197,544) (138,402) 22.10 Finance income Finance income For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Interest from term deposits 67,407 81,981 Interest from marketable securities 11,193 31,920 Interest from maintenance of minimum bank balance in current account 3,246 12 Other finance income 21,086 4,614 Other finance interests 710 4,199 Total 103,642 122,726 Expenses by nature For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Raw materials and consumables (1,187,712) (1,109,139) Employee benefit expenses (437,902) (384,422) Depreciation expense (312,001) (252,746) Depreciation of right-of-use assets (22,665) (15,182) Impairment of properties, plant and equipment, intangible and Goodwill (7,134) (47,068) Amortization expense (7,758) (12,859) Legal and judicial expenses (47,887) 17,127 Investment plan expenses (61,045) (38,893) Provision for materials, spare parts and supplies (3,292) (10,065) Contractors (274,686) (237,247) Operational leases (86,872) (88,754) Mining patents (17,861) (7,560) Operational transportation (94,734) (107,074) Freight and product transportation costs (288,135) (263,285) Corfo rights and other agreements (432,723) (1,907,606) Expenses related to variable lease payments (contracts under IFRS 16) (6,138) (4,700) Insurance (48,491) (58,982) Consultant and advisor services (29,860) (32,562) Variation in gross inventory (91,544) 20,024 Variation in inventory provision 19,136 (29,711) Other expenses (53,007) (90,897) Total expenses by nature (3,492,311) (4,661,601)

Notes to the Consolidated Financial Statements December 31, 2024 141 Note 23 Reportable segments 23.1 Reportable segments (a) General information: The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance. These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 23.2). The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates. (b) Factors used to identify segments on which a report should be presented: The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies. (c) Description of the types of products and services from which each reportable segment obtains its income from ordinary activities The operating segments are as follows: (i) Specialty plant nutrients (ii) Iodine and its derivatives (iii) Lithium and its derivatives (iv) Industrial chemicals (v) Potassium (vi) Other products and services (d) Description of income sources for all the other segments Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 23.2 and 23.3 due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Financial Statements December 31, 2024 142 (e) Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments". For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to co-production processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc. The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales. (f) Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category. (g) Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Financial Statements December 31, 2024 143 23.2 Reportable segment disclosures: Operating segment items for as of December 31, 2024 Specialty plant nutrients Iodine and its derivatives Lithium and its derivatives Industrial chemicals Potassium Other products and services Operating segments Unallocated amounts Total as of and for the period ended December 31, 2024 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue 941,940 968,312 2,241,250 78,155 270,783 28,321 4,528,761 - 4,528,761 Revenues from transactions with other operating segments of the same entity - - - - - - - - - Revenues from external customers and transactions with other operating segments of the same entity 941,940 968,312 2,241,250 78,155 270,783 28,321 4,528,761 - 4,528,761 Costs of sales (775,152) (444,904) (1,666,328) (47,453) (236,390) (31,427) (3,201,654) - (3,201,654) Administrative expenses - - - - - - - (185,959) (185,959) Finance expense - - - - - - - (197,544) (197,544) Depreciation and amortization expense (72,211) (57,038) (187,538) (6,328) (19,275) (34) (342,424) - (342,424) The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method - - - - - - - 11,025 11,025 Income before taxes 166,788 523,408 574,922 30,702 34,393 (3,106) 1,327,107 (352,693) 974,414 Income tax expense - - - - - - - (1,372,049) (1,372,049) Net income (loss) 166,788 523,408 574,922 30,702 34,393 (3,106) 1,327,107 (1,724,742) (397,635) Assets - - - - - - - 11,495,569 11,495,569 Equity-accounted investees - - - - - - - 585,794 585,794 Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts - - - - - - - (1,181,113) (1,181,113) Liabilities - - - - - - - 6,297,502 6,297,502 Impairment loss of financial assets recognized in profit or loss - - - - - - - (639) (639) Impairment loss of non-financial assets recognized in profit or loss - - - - - - - (7,134) (7,134) Cash flows Cash flows from operating activities - - - - - - - 1,274,678 1,274,678 Cash flows used in investing activities - - - - - - - (1,213,992) (1,213,992) Cash flows from financing activities - - - - - - - 282,383 282,383

Notes to the Consolidated Financial Statements December 31, 2024 144 Operating segment items as of and for the period ended December 31, 2023 Specialty plant nutrients Iodine and its derivatives Lithium and its derivatives Industrial chemicals Potassium Other products and services Operating segments Unallocated amounts Total as of and for the period ended December 31, 2023 ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue 913,912 892,151 5,180,114 175,223 279,050 27,040 7,467,490 - 7,467,490 Revenues from transactions with other operating segments of the same entity - - - - - - - - - Revenues from external customers and transactions with other operating segments of the same entity 913,912 892,151 5,180,114 175,223 279,050 27,040 7,467,490 - 7,467,490 Costs of sales (691,509) (355,717) (2,955,669) (141,351) (219,597) (28,593) (4,392,436) - (4,392,436) Administrative expenses - - - - - - - (175,765) (175,765) Finance expense - - - - - - - (138,402) (138,402) Depreciation and amortization expense (70,342) (53,140) (124,010) (15,232) (18,006) (57) (280,787) - (280,787) The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method - - - - - - - 593 593 Income before taxes 222,403 536,434 2,224,445 33,872 59,453 (1,553) 3,075,054 (268,036) 2,807,018 Income tax expense - - - - - - - (787,275) (787,275) Net income (loss) 222,403 536,434 2,224,445 33,872 59,453 (1,553) 3,075,054 (1,055,311) 2,019,743 Assets - - - - - - - 11,705,570 11,705,570 Equity-accounted investees - - - - - - - 86,417 86,417 Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts - - - - - - - 2,785,385 2,785,385 Liabilities - - - - - - - 6,138,665 6,138,665 Impairment loss of financial assets recognized in profit or loss - - - - - - - 202 202 Impairment loss of non-financial assets recognized in profit or loss - - - - - - - (47,068) (47,068) Cash flows Cash flows from operating activities - - - - - - - (178,293) (178,293) Cash flows used in investing activities - - - - - - - (1,481,493) (1,481,493) Cash flows from financing activities - - - - - - - 47,915 47,915

Notes to the Consolidated Financial Statements December 31, 2024 145 23.3 Statement of comprehensive income classified by reportable segments based on groups of products Items in the statement of comprehensive income as of December 31, 2024 Specialty plant nutrients Iodine and its derivatives Lithium and its derivatives Industrial chemicals Potassium Other products and services Corporate Unit Total segments and corporate unit ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue 941,940 968,312 2,241,250 78,155 270,783 28,321 - 4,528,761 Costs of sales (775,152) (444,904) (1,666,328) (47,453) (236,390) (31,427) - (3,201,654) Gross profit 166,788 523,408 574,922 30,702 34,393 (3,106) - 1,327,107 Other incomes by function - - - - - - 32,229 32,229 Administrative expenses - - - - - - (185,959) (185,959) Other expenses by function - - - - - - (104,698) (104,698) Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9 - - - - - - (639) (639) Other losses - - - - - - (2,142) (2,142) Financial income - - - - - - 103,642 103,642 Financial costs - - - - - - (197,544) (197,544) Interest in the profit (loss) of associates and joint ventures accounted for by the equity method - - - - - - 11,025 11,025 Exchange differences - - - - - - (8,607) (8,607) Profit (loss) before taxes 166,788 523,408 574,922 30,702 34,393 (3,106) (352,693) 974,414 Income tax expense - - - - - - (1,372,049) (1,372,049) Profit (loss) net 166,788 523,408 574,922 30,702 34,393 (3,106) (1,724,742) (397,635)

Notes to the Consolidated Financial Statements December 31, 2024 146 Items in the statement of comprehensive income as of December 31, 2023 Specialty plant nutrients Iodine and its derivatives Lithium and its derivatives Industrial chemicals Potassium Other products and services Corporate Unit Total segments and corporate unit ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue 913,912 892,151 5,180,114 175,223 279,050 27,040 - 7,467,490 Costs of sales (691,509) (355,717) (2,955,669) (141,351) (219,597) (28,593) - (4,392,436) Gross profit 222,403 536,434 2,224,445 33,872 59,453 (1,553) - 3,075,054 Other incomes by function - - - - - - 40,557 40,557 Administrative expenses - - - - - - (175,765) (175,765) Other expenses by function - - - - - - (93,400) (93,400) Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9 - - - - - - 202 202 Other gains - - - - - - (2,254) (2,254) Financial income - - - - - - 122,726 122,726 Financial costs - - - - - - (138,402) (138,402) Interest in the profit (loss) of associates and joint ventures accounted for by the equity method - - - - - - 593 593 Exchange differences - - - - - - (22,293) (22,293) Profit (loss) before taxes 222,403 536,434 2,224,445 33,872 59,453 (1,553) (268,036) 2,807,018 Income tax expense - - - - - - (787,275) (787,275) Profit (loss) net 222,403 536,434 2,224,445 33,872 59,453 (1,553) (1,055,311) 2,019,743

Notes to the Consolidated Financial Statements December 31, 2024 147 23.4 Disclosures on geographical areas As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts. 23.5 Disclosures on main customers With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Financial Statements December 31, 2024 148 23.6 Segments by geographical areas Segments by geographical areas Chile Latin America and the Caribbean Europe North America Asia and others Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue for the period ended December 31, 2024 171,551 240,629 681,607 689,794 2,745,180 4,528,761 Non-current assets at December 31, 2024 Investment accounted for under the equity method - - 13,912 17,470 554,412 585,794 Intangible assets other than goodwill 73,762 450 6,466 547 86,743 167,968 Goodwill - 86 138 724 - 948 Property, plant and equipment, net 3,465,971 6,651 10,598 8,277 942,148 4,433,645 Right-of-use assets 46,122 1,806 3,234 6,112 26,796 84,070 Other non-current assets 68,777 29 - 5,413 289,947 364,166 Non-current assets 3,654,632 9,022 34,348 38,543 1,900,046 5,636,591 Segments by geographical areas Chile Latin America and the Caribbean Europe North America Asia and others Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Revenue for the period ended December 31, 2023 169,681 210,299 828,112 783,611 5,475,787 7,467,490 Non-current assets at December 31, 2023 Investment accounted for under the equity method - 22,490 42,726 17,657 3,544 86,417 Intangible assets other than goodwill 67,671 360 6,440 876 80,527 155,874 Goodwill - 86 148 724 - 958 Property, plant and equipment, net 2,888,778 776 14,485 6,322 699,576 3,609,937 Right-of-use assets 32,359 19 3,716 8,619 28,480 73,193 Other non-current assets 60,363 18 - 5,099 308,220 373,700 Non-current assets 3,049,171 23,749 67,515 39,297 1,120,347 4,300,079

Notes to the Consolidated Financial Statements December 31, 2024 149 Note 24 Effect of fluctuations in foreign currency exchange rates (a) Reserves for foreign currency exchange differences: For the periods ended December 31, 2024 and 2023, are detailed as follows: Details December 31, 2024 December 31, 2023 ThUS$ ThUS$ Changes in equity generated by the equity method value through conversion: Comercial Hydro S.A. 1,004 1,004 Comercial Agrorama Ltda. 192 188 Isapre Norte Grande Ltda. (239) (147) Agrorama S.A. 814 730 SQM Vitas Fzco (1,714) (1,164) Ajay Europe (2,152) (1,529) SQM Oceanía Pty Ltd. (579) (579) SQM Indonesia S.A. (124) (124) SQM Europe N.V. - (1,983) SQM Australia Pty Ltd. (1,265) (1,643) Azure Minerals (33,080) - Pirra Lithium Pty Ltd. (135) - Sichuan Dixin New Energy Co. Ltd (714) - Others (32) 326 Total (38,024) (4,921) (b) Functional and presentation currency The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar. (c) Reasons to use one presentation currency and a different functional currency − A relevant portion of the revenues of these subsidiaries are associated with the local currency. − The cost structure of these companies is affected by the local currency.

Notes to the Consolidated Financial Statements December 31, 2024 150 Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates a) Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows: Class of assets Currency As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Cash and cash equivalents USD 1,020,101 855,001 Cash and cash equivalents CLP 214,361 3,425 Cash and cash equivalents CNY 76,807 31,362 Cash and cash equivalents EUR 6,716 11,183 Cash and cash equivalents GBP 2 26 Cash and cash equivalents AUD 40,954 108,883 Cash and cash equivalents MXN 2,038 649 Cash and cash equivalents AED 1 6 Cash and cash equivalents JPY 910 899 Cash and cash equivalents NOK 1 8 Cash and cash equivalents ZAR 10,978 10,559 Cash and cash equivalents KRW 4,979 19,364 Cash and cash equivalents IDR 3 3 Cash and cash equivalents PLN - 1 Subtotal cash and cash equivalents 1,377,851 1,041,369 Other current financial assets USD 1,079,559 879,612 Other current financial assets BRL 36 10 Other current financial assets CLP - 446,221 Subtotal other current financial assets 1,079,595 1,325,843 Other current non-financial assets USD 20,185 22,092 Other current non-financial assets AUD 2,476 4,870 Other current non-financial assets CLF 153 227 Other current non-financial assets CLP 151,604 85,079 Other current non-financial assets CNY 20,557 529 Other current non-financial assets EUR 482 1,304 Other current non-financial assets COP 313 294 Other current non-financial assets MXN 2,267 2,014 Other current non-financial assets THB - 2 Other current non-financial assets JPY 89 2,267 Other current non-financial assets ZAR 44 41 Other current non-financial assets KRW 2,535 18,031 Subtotal Other current non-financial assets 200,705 136,750 Trade and other receivables USD 407,361 516,261 Trade and other receivables BRL 77 8 Trade and other receivables CLF 1,171 1,330 Trade and other receivables CLP 58,117 61,146 Trade and other receivables CNY 82,539 282,117 Trade and other receivables EUR 25,815 25,542 Trade and other receivables GBP 284 147 Trade and other receivables MXN 1,214 670 Trade and other receivables AED 763 1,467 Trade and other receivables JPY 488 382 Trade and other receivables AUD 9,893 2,598 Trade and other receivables ZAR 14,600 12,295 Trade and other receivables COP 3,812 3,210 Trade and other receivables KRW - 8 Trade and other receivables PEN 3 - Subtotal trade and other receivables 606,137 907,181 Receivables from related parties USD 20,061 40,236 Receivables from related parties AUD 6,746 - Receivables from related parties EUR 1,899 3,017 Subtotal receivables from related parties 28,706 43,253

Notes to the Consolidated Financial Statements December 31, 2024 151 Class of assets Currency As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Current inventories USD 1,702,185 1,774,594 Subtotal Current Inventories 1,702,185 1,774,594 Current tax assets USD 571,818 611,841 Current tax assets BRL 4 2 Current tax assets CLP 2,040 3,637 Current tax assets CNY 348 - Current tax assets EUR 281 13,556 Current tax assets MXN 4,115 5,216 Current tax assets PEN 1,804 - Current tax assets JPY - 11 Current tax assets ZAR 28 29 Current tax assets COP 2,614 2,741 Current tax assets KRW 2 - Current tax assets AUD 89 - Subtotal current tax assets 583,143 637,033 Non-current assets or groups of assets classified as held for sale USD 118 118 Subtotal Non-current assets or groups of assets classified as held for sale 118 118 Total current assets 5,578,440 5,866,141 Other non-current financial assets USD 60,706 248,281 Subtotal Other non-current financial assets 60,706 248,281 Other non-current non-financial assets USD 74,245 65,616 Other non-current non-financial assets CNY 289,921 308,084 Subtotal Other non-current non-financial assets 364,166 373,700 Other receivables, non-current USD 1,785 705 Other receivables, non-current CLF 63 9 Other receivables, non-current MXN 220 179 Other receivables, non-current KRW 240 667 Other receivables, non-current CLP 419 999 Subtotal Other receivables, non-current 2,727 2,559 Investments classified using the equity method of accounting USD 29,869 76,532 Investments classified using the equity method of accounting AED 324 2,778 Investments classified using the equity method of accounting EUR 9,610 7,107 Investments classified using the equity method of accounting AUD 545,991 - Subtotal Investments classified using the equity method of accounting 585,794 86,417 Intangible assets other than goodwill USD 167,968 155,874 Subtotal intangible assets other than goodwill 167,968 155,874 Purchases goodwill, gross USD 948 958 Subtotal Purchases goodwill, gross 948 958 Property, plant and equipment USD 4,433,645 3,609,937 Subtotal property, plant and equipment 4,433,645 3,609,937 Right-of-use assets USD 84,070 73,193 Subtotal Right-of-use assets 84,070 73,193 Non-current tax assets USD 59,541 986,274 Subtotal non-current tax assets 59,541 986,274 Deferred Tax Assets USD 157,564 302,236 Subtotal Deferred Tax Assets 157,564 302,236 Total non-current assets 5,917,129 5,839,429 Total assets 11,495,569 11,705,570

Notes to the Consolidated Financial Statements December 31, 2024 152 Class of liability As of December 31, 2024 As of December 31, 2023 Currency Up to 90 days More than 90 days to 1 year Total Up to 90 days More than 90 days to 1 year Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Current liabilities Other current financial liabilities USD 349,671 795,283 1,144,954 773,314 462,656 1,235,970 Other current financial liabilities CLF 18,206 308 18,514 20,191 338 20,529 Subtotal other current financial liabilities 367,877 795,591 1,163,468 793,505 462,994 1,256,499 Lease liabilities, current USD - 14,311 14,311 - 9,293 9,293 Lease liabilities, current CLF - 2,433 2,433 - 2,284 2,284 Lease liabilities, current MXN - 2,828 2,828 - 3,573 3,573 Lease liabilities, current EUR - 451 451 - 438 438 Lease liabilities, current AUD - 2,671 2,671 - 2,604 2,604 Lease liabilities, current INR - 35 35 - - - Lease liabilities, current BRL - 16 16 - - - Lease liabilities, current COP - 266 266 - - - Subtotal Lease liabilities, current - 23,011 23,011 - 18,192 18,192 Trade and other payables USD 102,724 14,579 117,303 87,043 7,310 94,353 Trade and other payables CLF 5,020 - 5,020 3,614 - 3,614 Trade and other payables BRL 6 - 6 12 - 12 Trade and other payables THB - - - 4 - 4 Trade and other payables CLP 176,474 3 176,477 227,990 52 228,042 Trade and other payables CNY 33,052 - 33,052 28,562 - 28,562 Trade and other payables EUR 99,605 - 99,605 52,883 6,399 59,282 Trade and other payables GBP 18 - 18 18 - 18 Trade and other payables MXN - 1,484 1,484 1,499 - 1,499 Trade and other payables AUD 36,431 - 36,431 32,439 7 32,446 Trade and other payables ZAR - 1,562 1,562 984 - 984 Trade and other payables CHF 21 - 21 21 - 21 Trade and other payables COP - 325 325 302 - 302 Trade and other payables CAD 9 - 9 2 - 2 Trade and other payables KRW 107 - 107 492 - 492 Trade and other payables INR 29 - 29 - - - Subtotal Trade and other payables 453,496 17,953 471,449 435,865 13,768 449,633 Trade payables due to related parties USD - 5,827 5,827 - - - Trade payables due to related parties AUD 4,438 - 4,438 2,346 - 2,346 Subtotal Trade payables due to related parties 4,438 5,827 10,265 2,346 - 2,346 Other current provisions USD 28,064 270,161 298,225 384,972 6,793 391,765 Other current provisions CLP 480 - 480 332 - 332 Other current provisions JPY 12,492 - 12,492 225 - 225 Subtotal other current provisions 41,036 270,161 311,197 385,529 6,793 392,322

Notes to the Consolidated Financial Statements December 31, 2024 153 Current tax liabilities USD - 68,300 68,300 - 9,805 9,805 Current tax liabilities CLP - 290 290 - 513 513 Current tax liabilities EUR - 1,139 1,139 - 4,850 4,850 Current tax liabilities CNY - 8,644 8,644 - 356 356 Current tax liabilities JPY - 143 143 - - - Current tax liabilities AUD - 388 388 - 169 169 Current tax liabilities ZAR - 33 33 - - - Current tax liabilities KRW - 381 381 - 5,197 5,197 Current tax liabilities PEN - 433 433 - - - Current tax liabilities COP - 90 90 - - - Subtotal current tax liabilities - 79,841 79,841 - 20,890 20,890 Provisions for employee benefits, current USD 29,265 - 29,265 21,575 - 21,575 Provisions for employee benefits, current AUD 939 - 939 492 - 492 Provisions for employee benefits, current EUR - - - 560 - 560 Provisions for employee benefits, current MXN 271 - 271 202 - 202 Provisions for employee benefits, current PEN 141 - 141 - - - Provisions for employee benefits, current CLP 930 - 930 1,117 - 1,117 Subtotal Provisions for employee benefits, current 31,546 - 31,546 23,946 - 23,946 Other current non-financial liabilities USD 38,607 220 38,827 57,114 61,037 118,151 Other current non-financial liabilities BRL 18 - 18 17 - 17 Other current non-financial liabilities CLP 32,749 34,577 67,326 32,780 24,787 57,567 Other current non-financial liabilities CNY 12,287 - 12,287 134 - 134 Other current non-financial liabilities EUR 4,050 - 4,050 669 969 1,638 Other current non-financial liabilities MXN 890 - 890 966 16 982 Other current non-financial liabilities PEN 96 - 96 - - - Other current non-financial liabilities JPY 93 - 93 49 - 49 Other current non-financial liabilities COP 233 - 233 202 - 202 Other current non-financial liabilities ARS 1,454 - 1,454 - - - Other current non-financial liabilities ZAR 756 31 787 550 - 550 Other current non-financial liabilities KRW 1,978 - 1,978 8,015 - 8,015 Subtotal other current non-financial liabilities 93,211 34,828 128,039 100,496 86,809 187,305 Total current liabilities 991,604 1,227,212 2,218,816 1,741,687 609,446 2,351,133 Class of liability As of December 31, 2024 As of December 31, 2023 Currency Up to90 days 91 days to 1 year Total Up to90 days 91 days to 1 year Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$

Notes to the Consolidated Financial Statements December 31, 2024 154 Class of liability As of December 31, 2024 Currency Over 1 year to 2 years Over 2 years to 3 years Over 3 years to 4 years Over 4 years to 5 years Over 5 years Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Non-current liabilities Other non-current financial liabilities USD - - 129,683 - 3,120,228 3,249,911 Other non-current financial liabilities CLF - - - - 350,671 350,671 Subtotal Other non-current financial liabilities - - 129,683 - 3,470,899 3,600,582 Non-current lease liabilities USD - 23,456 - 10,721 - 34,177 Non-current lease liabilities CLP - 36 - 56 - 92 Non-current lease liabilities CLF - 7,287 - - - 7,287 Non-current lease liabilities AUD - - - 19,245 - 19,245 Subtotal non-current lease liabilities - 30,779 - 30,022 - 60,801 Other non-current provisions USD - 33,651 - - 19,666 53,317 Subtotal Other non-current provisions - 33,651 - - 19,666 53,317 Deferred tax liabilities USD - 298,379 - - - 298,379 Subtotal Deferred tax liabilities - 298,379 - - - 298,379 Provisions for employee benefits, non-current USD 1,529 12,383 - - 13,343 27,255 Provisions for employee benefits, non-current CLP 37,791 - - - - 37,791 Provisions for employee benefits, non-current MXN 294 - - - - 294 Provisions for employee benefits, non-current AUD 180 - - - - 180 Provisions for employee benefits, non-current EUR 87 - - - - 87 Subtotal Provisions for employee benefits, non-current 39,881 12,383 - - 13,343 65,607 Total non-current liabilities 39,881 375,192 129,683 30,022 3,503,908 4,078,686 Total liabilities 6,297,502

Notes to the Consolidated Financial Statements December 31, 2024 155 Class of liability As of December 31, 2023 Currency Over 1 year to 2 years Over 2 years to 3 years Over 3 years to 4 years Over 4 years to 5 years Over 5 years Total ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Non-current liabilities Other non-current financial liabilities USD 249,963 195,833 99,685 - 2,271,326 2,816,807 Other non-current financial liabilities CLF - - - - 396,615 396,615 Subtotal Other non-current financial liabilities 249,963 195,833 99,685 - 2,667,941 3,213,422 Non-current lease liabilities USD - 13,059 - 4,843 - 17,902 Non-current lease liabilities CLP - - - 21 - 21 Non-current lease liabilities CLF - 8,971 - - - 8,971 Non-current lease liabilities MXN - - - 4,235 - 4,235 Non-current lease liabilities EUR - - - 3,315 - 3,315 Non-current lease liabilities AUD - - - 22,522 - 22,522 Subtotal non-current lease liabilities - 22,030 - 34,936 - 56,966 Other non-current provisions USD - 27,599 - - 32,851 60,450 Subtotal Other non-current provisions - 27,599 - - 32,851 60,450 Deferred tax liabilities USD - 394,688 - - - 394,688 Subtotal Deferred tax liabilities - 394,688 - - - 394,688 Provisions for employee benefits, non-current USD 10,008 8,066 - - 440 18,514 Provisions for employee benefits, non-current CLP 42,813 - - - - 42,813 Provisions for employee benefits, non-current MXN 314 - - - - 314 Provisions for employee benefits, non-current AUD - - - - 91 91 Provisions for employee benefits, non-current JPY 218 - - - - 218 Provisions for employee benefits, non-current EUR 56 - - - - 56 Subtotal Provisions for employee benefits, non-current 53,409 8,066 - - 531 62,006 Total non-current liabilities 303,372 648,216 99,685 34,936 2,701,323 3,787,532 Total liabilities 6,138,665 b) Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income. Foreign currency exchange rate changes For the period from January to December of the year 2024 2023 ThUS$ ThUS$ Foreign currency translation loss (8,607) (22,293) Foreign currency translation reserve (34,516) 3,177 Total (43,123) (19,116) The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Notes to the Consolidated Financial Statements December 31, 2024 156 Note 26 Income tax and deferred taxes Tax receivables as of December 31, 2024 and 2023, are as follows: 26.1 Current and non-current tax assets (a) Current Current tax assets As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Monthly provisional income tax payments, Chilean companies (1) 133,898 584,382 Monthly provisional income tax payments, foreign companies 12,859 26,741 Corporate tax credits (2) 4,603 1,918 1st category tax absorbed by tax losses (3) - 1,872 Taxes in recovery process (1) 431,783 22,120 Total 583,143 637,033 (b) Non-current Non-current tax assets As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Total tax paid by SQM Salar (see note 21.3) 59,541 986,274 Total 59,541 986,274 (1) The provisional monthly payments of Chilean companies and recoverable taxes are presented net of the specific tax liability for lithium mining activities, amounting to US$179.5 million. See Note 21.3 Tax contingencies. (2) These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad. (3) This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Financial Statements December 31, 2024 157 26.2 Current tax liabilities Current tax liabilities As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Chilean income tax 24,687 636 Foreign company income tax 55,154 20,254 Total 79,841 20,890 (1) Income tax in Chile is presented net of provisional monthly payments by Chilean companies for an amount of US$90.9 million. (2) The income tax of foreign subsidiaries is presented net of provisional monthly payments by companies for an amount of US$66.9 million. Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 21,713 is 27%. The Specific mining tax is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama the SQM Salar SpA., and 5.44% for caliche the SQM Nitratos S.A. extraction operations. The income tax rate for the main countries where the Company operates is presented below: Country Income tax Income tax 2024 2023 Spain 25% 25% Belgium 25% 25% Mexico 30% 30% United States 21% +2.5% 21% + 3% South Africa 27% 27% South Korea 24% (2) 24% (2) China 25%+12% (1) 25%+12% (1) Austria 30% 30% (1) Additional tax of 12% on VAT payable and the corporate rate in Sichuan is 15%. (2) Sliding scale from 9% to 24% of taxable income.

Notes to the Consolidated Financial Statements December 31, 2024 158 26.3 Income tax and deferred taxes (a) Deferred tax assets and liabilities as of December 31, 2024 Description of deferred tax assets and liabilities as of December 31, 2024 Net position Assets Liabilities ThUS$ ThUS$ Unrealized loss 157,503 - Property, plant and equipment and capitalized interest (1) - (314,309) Restoration and rehabilitation provision 5,220 - Manufacturing expenses - (154,906) Employee benefits and unemployment insurance - (8,736) Vacation accrual 9,001 - Inventory provision 16,353 - Supply provision 20,293 - Other employee benefits 10,291 - Research and development expenses - (17,239) Bad debt provision - (203) Provision for legal complaints and expenses 2,788 - Loan acquisition expenses - (17,604) Financial instruments recorded at market value 3,277 - Specific tax on mining activity - (1,398) Specific tax on mining activity lithium 4,049 - Tax loss benefit 129,123 - Other 15,422 - Foreign items (other) 260 - Balances to date 373,580 (514,395) Net balance (140,815) (1) This includes right-of-use assets.

Notes to the Consolidated Financial Statements December 31, 2024 159 (b) Deferred tax assets and liabilities as of December 31, 2023 Description of deferred tax assets and liabilities as of December 31, 2023 Net position Assets Liabilities ThUS$ ThUS$ Unrealized loss 321,340 - Property, plant and equipment and capitalized interest (1) - (288,116) Restoration and rehabilitation provision 6,336 - Manufacturing expenses - (159,879) Employee benefits and unemployment insurance - (9,438) Vacation accrual 9,373 - Inventory provision 34,718 - Supply provision 14,405 - Other employee benefits 6,561 - Research and development expenses - (16,046) Bad debt provision 1,957 - Provision for legal complaints and expenses 2,932 - Loan acquisition expenses - (12,735) Financial instruments recorded at market value - (52,016) Specific tax on mining activity - (3,303) Tax loss benefit 74,347 - Other - (22,963) Foreign items (other) 75 - Balances to date 472,044 (564,496) Net balance (92,452) (1) This item includes right-of-use assets. Deferred tax assets and liabilities in the consolidated statement of financial position as of December 31 2024, and 2023, are as follows: Movements of deferred tax assets and liabilities As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Deferred tax assets 157,564 302,236 Deferred tax liabilities (298,379) (394,688) Total (140,815) (92,452)

Notes to the Consolidated Financial Statements December 31, 2024 160 (c) Reconciliation of changes in deferred tax assets (liabilities) as of December 31, 2024 Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2024 Deferred tax asset (liability) at beginning of period Deferred tax (expense) benefit recognized in profit loss for the year Deferred taxes related to items (credited) charged directly to equity Total change in deferred taxes Deferred tax asset (liability) at end of period ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Unrealized loss 321,340 (163,837) - (163,837) 157,503 Property, plant and equipment and capitalized interest (288,116) (26,193) - (26,193) (314,309) Restoration and rehabilitation provision 6,336 (1,116) - (1,116) 5,220 Manufacturing expenses (159,879) 4,973 - 4,973 (154,906) Employee benefits and unemployment insurance (9,438) 1,567 (865) 702 (8,736) Vacation accrual 9,373 (372) - (372) 9,001 Inventory provision 34,718 (18,365) - (18,365) 16,353 Supply provision 14,405 5,888 - 5,888 20,293 Derivative financial instruments - 3,049 (3,049) - - Other employee benefits 6,561 3,730 - 3,730 10,291 Research and development expenses (16,046) (1,193) - (1,193) (17,239) Bad debt provision 1,957 (2,160) - (2,160) (203) Provision for legal complaints and expenses 2,932 (144) - (144) 2,788 Loan approval expenses (12,735) (4,869) - (4,869) (17,604) Financial instruments recorded at market value (52,016) - 55,293 55,293 3,277 Specific tax on mining activity (3,303) 1,900 5 1,905 (1,398) Specific tax on mining activity lithium - 4,049 - 4,049 4,049 Tax loss benefit 74,347 54,776 - 54,776 129,123 Others (22,963) 38,385 - 38,385 15,422 Foreign items (other) 75 (1,682) 1,867 185 260 Total temporary differences, unused losses and unused tax credits (92,452) (101,614) 53,251 (48,363) (140,815)

Notes to the Consolidated Financial Statements December 31, 2024 161 (d) Reconciliation of changes in deferred tax assets (liabilities) as of December 31, 2023 Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2023 Deferred tax asset (liability) at beginning of period Deferred tax (expense) benefit recognized in profit loss for the year Deferred taxes related to items (credited) charged directly to equity Total change in deferred taxes Deferred tax asset (liability) at end of period ThUS$ ThUS$ ThUS$ ThUS$ ThUS$ Unrealized loss 655,695 (334,355) - (334,355) 321,340 Property, plant and equipment and capitalized interest (244,560) (43,556) - (43,556) (288,116) Restoration and rehabilitation provision 4,685 1,651 - 1,651 6,336 Manufacturing expenses (139,383) (20,496) - (20,496) (159,879) Employee benefits and unemployment insurance (8,995) (2,020) 1,577 (443) (9,438) Vacation accrual 7,650 1,723 - 1,723 9,373 Inventory provision 27,512 7,206 - 7,206 34,718 Supply provision 11,915 2,490 - 2,490 14,405 Derivative financial instruments - 5,047 (5,047) - - Other employee benefits 1,177 5,384 - 5,384 6,561 Research and development expenses (12,294) (3,752) - (3,752) (16,046) Bad debt provision 715 1,242 - 1,242 1,957 Provision for legal complaints and expenses 6,827 (3,895) - (3,895) 2,932 Loan approval expenses (8,793) (3,942) - (3,942) (12,735) Financial instruments recorded at market value 5,226 - (57,242) (57,242) (52,016) Specific tax on mining activity (5,799) 2,491 5 2,496 (3,303) Tax loss benefit 10,059 64,288 - 64,288 74,347 Others 2,913 (25,876) - (25,876) (22,963) Foreign items (other) 96 (21) - (21) 75 Total temporary differences, unused losses and unused tax credits 314,646 (346,391) (60,707) (407,098) (92,452) (e) Deferred taxes related to benefits for tax losses The Company’s tax loss carryforwards were mainly generated by losses incurred in foreign subsidiaries. As of December 31, 2024 and 2023, tax loss carryforwards are detailed as follows: Deferred taxes related to benefits for tax losses As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Chile 44,525 16,087 Foreign 84,598 58,260 Total 129,123 74,347 The tax losses as of December 31, 2024, which are the basis for these deferred taxes, correspond mainly to SQM Salar SpA., SQM Potasio SpA., Orcoma SpA., SCM Búfalo, SQM North América Corp., Sichuan Dixin New Energy Co. Ltd., SQM Comercial Perú S.A.C. and SQM Australia Pty Ltd. (f) Movements in deferred tax assets and liabilities Movements in deferred tax assets and liabilities as of December 31 2024 and 2023 are detailed as follows: Movements in deferred tax assets and liabilities Assets (liabilities) As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Deferred tax assets and liabilities, net opening balance (92,452) 314,646 Increase (decrease) in deferred taxes in profit or loss (101,614) (346,391) Increase (decrease) deferred taxes in equity 53,251 (60,707) Total (140,815) (92,452)

Notes to the Consolidated Financial Statements December 31, 2024 162 (g) Disclosures on income tax (expenses) benefit Current and deferred tax (expenses) benefits are detailed as follows: Disclosures on income tax (expense) benefits (Expense) Income As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Current income tax (expense) benefit Current tax (expenses) (164,276) (440,884) Deferred (expense) benefit from taxes related to the origination and reversal of temporary differences (101,614) (346,391) Current income tax expense, net, total (265,890) (787,275) (Expenses) for specific taxes on lithium-related mining activity (see note 21.3) (1,106,159) - Income tax expense (1,372,049) (787,275) Income tax (expenses) benefits for foreign and domestic parties are detailed as follows: Income tax (expense) benefit (Expense) Income As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Current income tax benefit (expense) by foreign and domestic parties, net Current income tax (expenses), foreign parties, net (71,477) (120,893) Current income tax (expenses), domestic, net (92,799) (319,991) (Expenses) for specific taxes on lithium-related mining activity (see note 21.3) (1,106,159) - Current income tax expense, net, total (1,270,435) (440,884) Deferred tax benefit (expense) by foreign and domestic parties, net Current income tax (expense) benefit, foreign parties, net 73,935 (34,014) Current income tax (expense) benefit, domestic, net (175,549) (312,377) Deferred tax expense, net, total (101,614) (346,391) Income tax expense (1,372,049) (787,275) (h) Disclosures on the tax effects of other comprehensive income components: Income tax related to other income and expense components with a charge or credit to net equity As of December 31, 2024 Amount before taxes (expense) gain (Expense) income for income taxes Amount after taxes ThUS$ ThUS$ ThUS$ Income (losses) from defined benefit plans 3,148 (860) 2,288 Cash flow hedge 11,293 (3,049) 8,244 Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income 3,520 (2,723) 797 Total 17,961 (6,632) 11,329 Income tax related to other income and expense components with a charge or credit to net equity For the period ended December 31, 2023 Amount before taxes (expense) gain (Expense) income for income taxes Amount after taxes ThUS$ ThUS$ ThUS$ (Losses) gains from defined benefit plans (5,843) 1,582 (4,261) Cash flow hedge 18,692 (5,047) 13,645 Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income 190,509 (57,242) 133,267 Total 203,358 (60,707) 142,651 (i) Explanation of the relationship between (expense) benefit for tax purposes and accounting income. Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense).

Notes to the Consolidated Financial Statements December 31, 2024 163 Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate. Income Tax Expense (Benefit) (Expense) Benefit As of December 31, 2024 As of December 31, 2023 ThUS$ ThUS$ Consolidated income before taxes 974,414 2,807,018 Statutory Income tax rate in Chile 27% 27% Tax expense using the statutory tax rate (263,092) (757,895) Net effect of royalty tax payments (4,453) (6,889) Net effect from payment of the specific tax on lithium-related mining activities (see note 21.3) (1) (1,102,111) - Net effect of other additional taxes (25,377) - Tax effect of income from regular activities exempt from taxation and dividends from abroad 1,030 (1,457) Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss) (5,013) 3,509 Effect due to the difference in tax rates related to abroad subsidiaries 7,682 (24,748) Effect of recognizing tax losses 14,750 - Other tax effects from reconciliation between accounting profit and tax expense (2) 4,535 205 Tax expense using the effective tax rate (1,372,049) (787,275) (1) The net effects of the payment of the specific tax on the mining activity applied to lithium are presented with the deferred tax on the mining activity applied to lithium in the amount of ThUS$ 4,049. (2) The other tax effects from the reconciliation between accounting income and tax expenses include deferred taxes from the initiation of operations in Australia. Pillar Two legislation, promoted by the OECD in its BEPS program, has been enacted in some jurisdictions where the Company operates. The Company is evaluating and documenting its potential exposure to income taxes under this new legislation. However, the Company does not anticipate significant exposure to Pillar Two supplementary taxes. (j) Tax periods potentially subject to verification: The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections. Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin: (i) Chile According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information. (ii) United States In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years. (iii) Mexico: In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Notes to the Consolidated Financial Statements December 31, 2024 164 (iv) Spain: In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return. (v) Belgium: In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years. (vi) South Africa: In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years. (vii) China: Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit. (viii) South Korea: Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions. (ix) Australia: Tax returns may be audited in accordance with the Australian Taxation Office (ATO) up to 4 years from their filing date or due date, whichever is earlier.

Notes to the Consolidated Financial Statements December 31, 2024 165 Nota 27 Environment 27.1 Disclosures of disbursements related to the environment The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific aspirations internal goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are: i) A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual). ii) A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit. iii) Ensure that all our products are carbon neutral by 2040 and in the case of lithium and potassium chloride, this goal is for 2030. iv) Stimulate more and better instances for dialog with the communities near the operations. During the year 2024 we have been making progress with each of these aspirations, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these aspirations. The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments. In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte. 27.2 Detailed information on disbursements related to the environment The cumulative disbursements by the Company and its subsidiaries as of December 31, 2024, on investment projects associated with environmental issues that affect production processes and verify compliance with regulations and laws governing industrial processes and facilities total ThUS$ 47,153. The principal environmental expenses are as follows: - Environmental departments 44%: Implementation of environmental commitments related to projects approved in the SEIA and development of new projects. - Other environmental expenses 56%: Expenses associated with standardization, procedures, consultancy and compliance with business programs that minimize its effects on the environment.

Notes to the Consolidated Financial Statements December 31, 2024 166 The main disbursements for the years by subsidiary and project are as follows: Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement Miscellaneous Environment - Operating Area Environment - Operating Area Not classified Expense 20,565 16,326 16,174 12/31/2025 SQM S.A. 01-F000100 - EIA Pampa Blanca Maritime Project EIA Pampa Blanca Maritime Project Environmental processing Expense 45 97 - 12/31/2024 SQM S.A. 01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant The project consists of the reopening of the Pampa Blanca iodide plant. Sustainability: Environment and Risk Prevention Assets 943 846 - 12/31/2024 SQM S.A. 01-F001300 - EIA Seawater Impulsion System (SIAM PB). EIA Seawater Impulsion System (SIAM PB). Environmental processing Assets 1,173 - 3,256 12/31/2026 SQM S.A. 01-I019400 - EIA Expansion of TEA and Seawater Impulsion The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion. Environmental processing Assets - 519 - 12/31/2024 SQM S.A. 01-I028200 - EIA Llamara The project consists of the preparation and processing of the Environmental Impact Study for Llamara. Environmental processing Expense 165 422 - 12/31/2024 SQM S.A. 01-I028300 - Implementation PDC 2019 - Llamara sanction process The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up. Sustainability: Environment and Risk Prevention Expense 2 340 343 12/31/2025 SQM S.A. 01-I039600 - New Warehouse Iodine Stock NV The project involves improving NV's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43. Environmental processing Assets - 111 - 12/31/2024 SQM S.A. 01-I039700 - Adapting tanks for hazardous substances NV The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43. Environmental processing Assets 6 2 - 12/31/2024 SQM S.A. 01-I050900 - Responsible Behavior The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste). Sustainability: Environment and Risk Prevention Expense 4 - - 12/31/2024 SQM S.A. 01-I054700 - Implementation of Sustainability Project (Storm petrel protection) The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities. Sustainability: Environment and Risk Prevention Assets 14 183 425 12/31/2026 Subtotal 22,917 18,846 20,198

Notes to the Consolidated Financial Statements December 31, 2024 167 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SQM S.A. 01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions. Sustainability: Environment and Risk Prevention Expense 5,598 1,887 335 12/31/2025 SQM S.A. 01-I062600 - Improved lighting at NV due to environmental and security standards Change all exterior lighting in NV plant, ensuring the material is antiexplosive and in keeping with the environmental decree. Sustainability: Environment and Risk Prevention Assets - 5 - 12/31/2024 SQM S.A. 01-I063000 - Installation of solar panels for NV new laboratory The project will install solar panels on the laboratory roof and the batteries to store energy and power lighting for the Nueva Victoria laboratory. Sustainability: Environment and Risk Prevention Assets - 2 - 12/31/2024 SQM S.A. 01-I063800 - SO2 gas abatement in NV plant SO2 gas abatement in NV plant to reduce emissions by 61%. Sustainability: Environment and Risk Prevention Assets 48 209 - 12/31/2024 SQM S.A. 01-I066300 - Self-contained electrical back-up for Puquios de Llamara power system Self-contained electrical back-up for Puquios de Llamara power system Sustainability: Environment and Risk Prevention Assets 48 6 33 09/30/2025 SQM S.A. 01-I067800 - Construction of injection wells at Llamara Construct 4 new injection wells, 3 at Puquio N4 and 1 at Puquio N2. Sustainability: Environment and Risk Prevention Assets 35 223 41 12/31/2025 SQM S.A. 01-I072300 - Environmental assessment of Llamara pipeline location modification Environmental assessment of the location modification for part of the Llamara salt flats pipeline Environmental processing Assets - 95 - 12/31/2024 SQM S.A. 01-I075800 - Liquid SO2 piloting in Stripping Plant 3 NV. Liquid SO2 piloting in Stripping Plant 3 NV. Environmental processing Assets 482 - - 12/31/2024 SQM S.A. 01-I080400 -Double scrubber tests Plant 3 NV. Double scrubber tests Plant 3 NV. Sustainability: Environment and Risk Prevention Assets 189 - - 12/31/2024 SQM S.A. 01-I080900 - Humberstone deposit. Humberstone deposit. Sustainability: Environment and Risk Prevention Assets - - 100 12/31/2025 SQM S.A. 01-P010300 - Adapting tanks for hazardous substances PV The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43. Environmental processing Assets 17 155 - 12/31/2024 SQM S.A. 01-P010400 - Adapting dispatch warehouse PV The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43. Environmental processing Assets - 13 - 12/31/2024 SQM S.A. 01-P012000 - Setting up infrastructure for Respel, maintenance workshop The project consists of the manufacture and installation of structures for waste separation. Sustainability: Environment and Risk Prevention Expense - 54 - 12/31/2024 Subtotal 6,417 2,649 509

Notes to the Consolidated Financial Statements December 31, 2024 168 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SIT S.A. 03-T009900 - Air quality monitoring system at Tocopilla The project consists of the preparation of a detailed emissions inventory, particulate matter dispersion model and development of protocols. Measurement of fugitive emissions in Tocopilla Port operations and Air Quality Monitoring. Sustainability: Environment and Risk Prevention Assets - 3 - 12/31/2024 SIT S.A. 03-T011800 - Mechanized Plant Automation The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation. Sustainability: Environment and Risk Prevention Assets - 9 - 12/31/2024 SIT S.A. 03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex) The project will purchase and install 7,500 m2 of concrete new jersey barriers to protect pedestrians, and demarcate the pedestrian traffic areas. Sustainability: Environment and Risk Prevention Assets - 62 - 12/31/2024 SIT S.A. 03-T012900 - Reinforced Concrete Walls in Fields 6 and 12 Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles. Sustainability: Environment and Risk Prevention Assets - 586 - 12/31/2024 SQM Industrial S.A. 01-I082500 - Implementation of environmental commitments EIA Llamara, year 2024. Implementation of environmental commitments EIA Llamara, year 2024. Sustainability: Environment and Risk Prevention Assets - - 756 12/31/2025 SQM Industrial S.A. 04-A014700 - Analytical Development Equipment 2024. Analytical Development Equipment 2024. Sustainability: Environment and Risk Prevention Assets 43 - - 12/31/2024 SQM Industrial S.A. 04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site. Sustainability: Environment and Risk Prevention Assets 176 181 - 12/31/2024 SQM Industrial S.A. 04-F001000 - PB commitments and regularization Obtaining sectoral permits for PB site Environmental processing Expense 32 7 87 12/31/2025 SQM Industrial S.A. 04-G000700 - Pampa Orcoma Seawater Impulsion Develop a 400 l/s seawater impulsion system for Pampa Orcoma. Sustainability: Environment and Risk Prevention Assets 5,475 11,146 - 12/31/2024 SQM Industrial S.A. 04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V. Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V. Sustainability: Environment and Risk Prevention Assets - 110 - 12/31/2024 SQM Industrial S.A. 04-I038200 - Well Water Efficiency - Nueva Victoria Water Resource. Etapa II Well Water Efficiency - Nueva Victoria Water Resource. Phase II Sustainability: Environment and Risk Prevention Assets - 21 - 12/31/2024 Subtotal 5,726 12,125 843

Notes to the Consolidated Financial Statements December 31, 2024 169 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SQM Industrial S.A. 04-I038600 - Monitoring NV Extractions The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site. Sustainability: Environment and Risk Prevention Assets - 18 - 12/31/2024 SQM Industrial S.A. 04-I055800 - Elena 13 Energy Modificaton The project consists of removing power lines and posts. Sustainability: Environment and Risk Prevention Assets 73 11 56 12/31/2025 SQM Industrial S.A. 04-I061300 - Reduction of water lost due to solar evaporation The project will install a floating recycled polypropylene protective cover (Hexa-cover) over three water storage ponds in SV that will reduce water losses. Sustainability: Environment and Risk Prevention Assets - 78 - 12/31/2024 SQM Industrial S.A. 04-I061600 - Improvements and Cleaning Nueva Victoria Industrial Yard The project will clean two industrial yards in Nueva Victoria; the first is the operative yard, while the second is a non- standard yard. Sustainability: Environment and Risk Prevention Expense - 148 - 12/31/2024 SQM Industrial S.A. 04-I062400 - NV Tarp Analytic Video The project will install cameras to visually register drivers in the Nueva Victoria coating machine area. Sustainability: Environment and Risk Prevention Assets - 13 - 12/31/2024 SQM Industrial S.A. 04-I080800 - Implementation of environmental commitments, Tente en el Aire Project 2024-2025. Implementation of environmental commitments, Tente en el Aire Project 2024-2025. Sustainability: Environment and Risk Prevention Assets 2,040 - 1,759 12/31/2026 SQM Industrial S.A. 04-I081000 - Road Repair, Llamara. Road Repair, Llamara. Sustainability: Environment and Risk Prevention Assets - - 1,760 12/31/2026 SQM Industrial S.A. 04-I081200 - Implementación de sistema de Implementation of a monitoring and control system for sectorized irrigation in pile crown. Implementation of a monitoring and control system for sectorized irrigation in pile crown. Sustainability: Environment and Risk Prevention Assets - - 360 12/31/2025 SQM Industrial S.A. 04-I082700 - Construction of TEA Solar Evaporation Ponds. Construcción Pozas de Evaporación Solar TEA. Sustainability: Environment and Risk Prevention Assets 582 - 287 12/31/2025 SQM Industrial S.A. 04-J013500 - Handling of equipment associated with PCBs This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest. Sustainability: Environment and Risk Prevention Assets - - 276 12/31/2025 Subtotal 2,695 268 4,498

Notes to the Consolidated Financial Statements December 31, 2024 170 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SQM Industrial S.A. 04-J015800 - Other 2019 industry regularizations The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS). Sustainability: Environment and Risk Prevention Expense 39 4 - 12/31/2024 SQM Industrial S.A. 04-J022700 - DIA integration of Coya Sur site The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur. Environmental processing Expense 149 211 180 12/31/2025 SQM Industrial S.A. 04-J022800 - Light pollution adjustment (DS 43) INDUSTRIAL The project considers the installation and standardization of Coya Sur and María Elena lighting fixtures. Rationale: Risk Prevention and Environment Asset 324 750 287 12/31/2025 SQM Industrial S.A. 04-J023700 - Regularization Hazardous Substances Decree SQM Industrial The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43. Environmental processing Assets 20 4 - 12/31/2024 SQM Industrial S.A. 04-J028700 Implementation of electromobility pilot project for the transportation of people A light electric vehicle pilot project to compile experiences and gather operational data and strategic designs to determine the requirements for a future implementation of a vehicle fleet. Control of variables including autonomy, charge times, vehicle wear and tear, user experience and driving safety. Sustainability: Environment and Risk Assets 3 - 66 12/31/2025 SQM Industrial S.A. 04-J029000 - Assembly of pilot solar thermal power plant The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3. Sustainability: Environment and Risk Prevention Expense - 27 - 12/31/2024 SQM Industrial S.A. 04-J029100 - Sustainability program support The project includes the acquisition of equipment and machines for the separation and reuse of waste in Nueva Victoria. Sustainability: Environment and Risk Prevention Assets - 17 - 12/31/2024 SQM Industrial S.A. 04-J029200 - Electric ground transportation The project consists of an e-mobility pilot with an electric truck. Sustainability: Environment and Risk Prevention Assets - 158 - 12/31/2024 SQM Industrial S.A. 04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA Switching of lights in the prilling and drying plants to comply with DS43 requirements. Sustainability: Environment and Risk Prevention Assets 52 61 - 12/31/2024 SQM Industrial S.A. 04-J039600 - Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies. Energy Efficiency in CS - Audits, Energy Performance Measurement and Studies. Sustainability: Environment and Risk Prevention Expense 8 - 329 12/31/2026 Subtotal 595 1,232 862

Notes to the Consolidated Financial Statements December 31, 2024 171 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SQM Industrial S.A. 04-J040700 - Historical waste management NY. Historical waste management NY. Sustainability: Environment and Risk Prevention Assets 76 - 1,719 12/31/2027 SQM Industrial S.A. 04-J041900 - Solid sampling automation in NPT3. Solid sampling automation in NPT3. Sustainability: Environment and Risk Prevention Assets - - 191 12/31/2025 SQM Industrial S.A. 04-M007900 Improvements to ME houses due to rains Replace roofing, electrical and sanitary systems Sustainability: Environment and Risk Prevention Assets - 3,001 - 12/31/2024 SQM Industrial S.A. 04-P015300 - Standardization of well transfer lines Disintegrate salt crusts that are embedded in brine porting lines. Environmental processing Assets - 47 - 12/31/2024 SQM Industrial S.A. 04-S035500 - Field and Prefeasibility Studies Green NH3 Project FEL 1 profile study for ThUS$200, field studies for ThUS$75 and a prefeasibility study for an estimated amount of ThUS$250 Environmental processing Assets 558 3 168 12/31/2025 SQM Nitratos S.A. 12-F000400 - Reopening of Pampa Blanca Project - Mine workshop The project involves of the reopening the mine facilities of the mining project. Sustainability: Environment and Risk Prevention Assets 77 71 - 12/31/2024 SQM Nitratos S.A. 12-I061800 - Construction of RINP Waste Collection Sites The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria. Sustainability: Environment and Risk Prevention Assets 34 109 - 12/31/2024 SQM Nitratos S.A. 12-I072900 - Soronal Camp The project involves of the expansion of housing capacity at NV site Sustainability: Environment and Risk Prevention Assets - 96 - 12/31/2024 SQM Nitratos S.A. 12-I079600 - Implementation of Archaeological Measures 2024. Implementation of Archaeological Measures 2024. Environmental processing Assets 2,438 - 389 12/31/2025 SQM Potasio S.A. 14-I039400 - Adapting Pond Iris The project involves improving Iris's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43. Environmental processing Assets - 2 - 12/31/2024 SQM Potasio S.A. 14-I039800 - Adapting hazardous substances warehouse IRIS The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43. Environmental processing Assets - 48 - 12/31/2024 Subtotal 3,183 3,377 2,467

Notes to the Consolidated Financial Statements December 31, 2024 172 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement Orcoma Spa 16-I039100 - Sectoral Permits and compliance EIA Orcoma Project The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project. Environmental processing Expense 65 1,679 - 12/31/2024 SQM Salar SpA 19-A014900 - M1 and lithium chemical plant digitalization M1 and lithium chemical plant digitalization Rationale: Risk Prevention and Environment Expense 2,212 - 668 06/01/2025 SQM Salar SpA 19-C012800 - Capture of CO2 This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate. Sustainability: Environment and Risk Prevention Assets 866 1,642 2,277 12/31/2025 SQM Salar SpA 19-C013700 - Thermosolar plant study This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels. Sustainability: Environment and Risk Prevention Expense - - 29 06/30/2025 SQM Salar SpA 19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights. Sustainability: Environment and Risk Prevention Assets 5 - 66 06/30/2025 SQM Salar SpA 19-C016500 - Pond flowmeters and levels This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making. Sustainability: Environment and Risk Prevention Assets 23 25 125 06/30/2025 SQM Salar SpA 19-C018500 - PCA maintenance PCA maintenance Sustainability: Environment and Risk Prevention Assets - - 57 06/30/2025 SQM Salar SpA 19-C018600 - Facility Improvements, Automation and control The project will automate the control systems for monitoring the Lithium Carbonate plant. Sustainability: Environment and Risk Prevention Assets 8 5 18 06/30/2025 SQM Salar SpA 19-C022800 – Implementation of Restrooms in TAR Plant The project involves the implementation of definitive bathrooms in the TAR plant, which must include bathrooms, showers and a men’s and women’s changing room. Sustainability: Environment and Risk Prevention Assets - 24 35 03/31/2025 SQM Salar SpA 19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001 The project consists of improving the conditions and operability of emergency showers in PQL and other safety devices necessary for ISO 45001 certification. Sustainability: Environment and Risk Prevention Assets - 61 - 12/31/2024 SQM Salar SpA 19-C023000 - Structural modification and compliance with standard DS43 Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant. Environmental processing Assets - 398 832 03/31/2025 SQM Salar SpA 19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant. Environmental processing Assets 114 167 470 03/31/2025 SQM Salar SpA 19-C023800 - Installation and structural adaptations L3 - DS43 Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant. Sustainability: Environment and Risk Prevention Assets 123 150 574 03/31/2025 SQM Salar SpA 19-C024200 - Water and energy meters - pilot plants Water and energy meters - pilot plants Sustainability: Environment and Risk Prevention Assets 64 - 30 12/31/2025 Subtotal 3,480 4,151 5,181

Notes to the Consolidated Financial Statements December 31, 2024 173 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SQM Salar SpA 19-C026700 - Implementation of L1-L2-L3 LiOH flowmeters Implementation of L1-L2-L3 LiOH flowmeters Sustainability: Environment and Risk Prevention Assets 311 - 70 06/30/2025 SQM Salar SpA 19-C029100 - Purchase of electric Volvo FH truck. An electromobility pilot using an electric truck to transport lithium solution. Sustainability: Environment and Risk Prevention Assets - 390 465 06/30/2025 SQM Salar SpA 19-L018900 - Evaporation 2018-2019 It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information. Sustainability: Environment and Risk Prevention Assets - 23 - 12/31/2024 SQM Salar SpA 19-L021400 - Environmental monitoring 2019 PSA The project consists of implementing a 2019 environmental follow up plan, monitoring optimal compliance with current environmental provisions. Environmental processing Expense - - 21 06/30/2025 SQM Salar SpA 19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama Environmental and Operational Risk Analysis Study of Salar de Atacama Sustainability: Environment and Risk Prevention Expense - - 66 06/30/2025 SQM Salar SpA 19-L025300 - Compliance with The regularization of the potable water system and the sewage disposal of the sewage disposal system Sustainability: Environment and Risk Prevention Assets 26 73 164 03/31/2025 SQM Salar SpA 19-L031300 - Global FM Compliance for Maintenance Area This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment. Environmental processing Assets 11 40 230 06/30/2025 SQM Salar SpA 19-L032300 - EIA Hydrogeology 2021 EIA Hydrogeology 2021 Sustainability: Environment and Risk Prevention Assets - - 752 03/31/2025 SQM Salar SpA 19-L034000 - Environmental Projects EIA + EIS 2021, 2022 Environmental Projects EIA + EIS 2021, 2022 Sustainability: Environment and Risk Prevention Assets - - 346 06/30/2025 SQM Salar SpA 19-L034700 - Electrification of Ponds- Stage III (15 ponds) The project seeks to electrify the 15 wells medium-tension line, decreasing the use of generators that cause a greater impact in terms of CO2 emissions, diesel fuel consumption and maintenance costs. Sustainability: Environment and Risk Prevention Assets - 28 - 12/31/2024 SQM Salar SpA 19-L035100 - MOP G III Critical equipment overhaul This project consists of the overhaul of collectors 4 and 5 and includes both equipment and associated ductwork. Sustainability: Environment and Risk Prevention Expense - 3 - 12/31/2024 SQM Salar SpA 19-L035200 - Environmental and personal risk prevention Environmental and personal risk prevention Sustainability: Environment and Risk Prevention Assets 45 - 85 06/30/2025 SQM Salar SpA 19-L035600 - Energize the P reservoir wells with a medium voltage supply This project will migrate from using generators to supply electricity, to using a medium voltage supply that can continuously support the wells. Sustainability: Environment and Risk Prevention Assets 23 39 114 03/31/2025 Subtotal 416 596 2,313

Notes to the Consolidated Financial Statements December 31, 2024 174 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SQM Salar SpA 19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation Energy efficiency in wells with direct start and regulation, reducing energy consumption, operating costs and CO2 emissions into the environment. Sustainability: Environment and Risk Prevention Assets - 40 - 12/31/2024 SQM Salar SpA 19-L042400 - SdA Sustainability - Solar Energy The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems. Sustainability: Environment and Risk Prevention Assets - 62 300 06/30/2025 SQM Salar SpA 19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit. Sustainability: Environment and Risk Prevention Assets - 231 682 12/31/2025 SQM Salar SpA 19-L045100 - Salt-brine interface position Experimental testing of a new method for determining the salt-brine interface position Sustainability: Environment and Risk Prevention Expense 1 3 97 12/31/2025 SQM Salar SpA 19-L045400 - New DLE technologies Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration. Environmental processing Assets 41 98 150 12/31/2025 SQM Salar SpA 19-L045600 - Brine Water Reclamation Project Phase II Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine, which can recover at least 90% of the evaporated water and comply with the chemical specifications that apply to the water and the concentrated brine. Environmental processing Assets - 96 100 12/31/2025 SQM Salar SpA 19-L046100 - EIA 2022 2023 Respond using the ICSARA addenda for projects being processed by the SEIA. Conduct environmental assessments of new initiatives, covering relevance consultations and new SEIA applications. Sustainability: Environment and Risk Prevention Expense - 1,347 382 06/30/2025 SQM Salar SpA 19-L046700 - Industrial waste management and peripheral cleaning of storage RI SdA Manage the tire removal contract for disposal at sites authorized by resolution. Provide machines to clean the waste storage periphery and keep it in suitable environmental condition. Sustainability: Environment and Risk Prevention Expense 251 142 100 06/30/2025 SQM Salar SpA 19-L046800 - Transfer of non-hazardous material to waste dump using boom truck Provide a boom truck service to remove non-hazardous industrial waste from generating areas. Sustainability: Environment and Risk Prevention Expense 215 103 275 06/30/2025 SQM Salar SpA 19-L047700 - Expansion of the Salar de Atacama Interplant camp Expansion of the Salar de Atacama Interplant camp Sustainability: Environment and Risk Prevention Assets 80 267 1.300 06/30/2025 SQM Salar SpA 19-L048200 - Lithium mitigation project Over 10,000 native trees would be needed to mitigate the emissions generated by transport between the Salar de Atacama and the El Carmen Chemical Plant. These trees would help absorb and offset CO2 emissions and reduce the environmental impact of this transport. Environmental processing Expense 113 56 112 06/30/2025 Subtotal 701 2,445 3,498

Notes to the Consolidated Financial Statements December 31, 2024 175 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SQM Salar SpA 19-L048400 - Andino camp overhaul Rehabilitate out of service blocks and recover those that need an overhaul, due to the passage of time Sustainability: Environment and Risk Prevention Assets - 467 400 06/30/2025 SQM Salar SpA 19-L048500 - Andino paddle courts Provide the Andean camp with 2 paddle tennis courts Sustainability: Environment and Risk Prevention Assets - 198 200 06/30/2025 SQM Salar SpA 19-L048600 - Andean camp electrical certification Modify the electrical system for the penultimate stage of the blocks to achieve SEC certification Environmental processing Expense - 385 400 06/30/2025 SQM Salar SpA 19-L052900 - VFD (variable frequency drive) installation to wells and SSDD with PS or direct start VFD (variable frequency drive) installation to wells and SSDD with PS or direct start Sustainability: Environment and Risk Prevention Assets 292 - 188 12/31/2025 SQM Salar SpA 19-L053600 - Semi-trailer with electric water tank Semi-trailer with electric water tank Sustainability: Environment and Risk Prevention Assets 185 - - 12/31/2024 SQM Salar SpA 19-S013400 - Online monitoring The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to. Sustainability: Environment and Risk Prevention Expense 12 223 350 06/30/2025 SQM Salar SpA 19-S016200 - Acquisition of 2020 Hardware- Software Acquire GHS data optimization and traceability technology. Sustainability: Environment and Risk Prevention Assets - 2 - 12/31/2024 SQM Salar SpA 19-S016300 - Consultancy 2020 The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling. Sustainability: Environment and Risk Prevention Assets - 3 - 12/31/2024 SQM Salar SpA 19-S016500 - Incorporation of Artificial Intelligence prediction models Incorporation of Artificial Intelligence prediction models Sustainability: Environment and Risk Prevention Assets - - 15 06/30/2025 SQM Salar SpA 19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector The project seeks to improve understanding of the dynamic between vegetation and water bodies in the Aguas de Quelana sector by applying spectral indicators with high resolution satellite images. Sustainability: Environment and Risk Prevention Assets - 34 - 12/31/2024 SQM Salar SpA 19-S021500 - SK Improvements -1300 2021 The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements Environmental processing Expense 1 1 18 12/31/2025 SQM Salar SpA 19-S024200 - LCA Lithium Upgrade The project consists of developing an LCA to understand the water footprint, considering the need to validate this information with third parties. Sustainability: Environment and Risk Prevention Expense - 23 126 06/30/2025 Subtotal 490 1,336 1,697

Notes to the Consolidated Financial Statements December 31, 2024 176 Parent Company or Subsidiary Project Disbursement description Reason for Disbursement Asset / Expense Amount disbursed during the year ended December 31, 2024 Amount disbursed during the year ended December 31, 2023 Future amount to be disbursed Exact or Estimated Date of Disbursement SQM Salar SpA 19-S024700 - Development of tool for monthly meteorological data reporting committed in the community development plan Development of tool for monthly meteorological data reporting committed in the community development plan Rationale: Risk Prevention and Environment Expense - - 100 06/30/2025 SQM Salar SpA 19-S025600 - Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization Maintenance workshop and warehouse infrastructure improvements project - ISO 14:001 2015 standardization Sustainability: Environment and Risk Prevention Assets 13 - 60 12/31/2025 SQM Salar SpA 19-S036200 - Tilopozo studies and analysis of variables Tilopozo studies and analysis of variables Sustainability: Environment and Risk Prevention Assets 61 - 30 12/31/2025 SQM Salar SpA 19-S037800 - Sustainability Fund 2024 Miscellaneous expenses related to the development of projects in the area of Sustainability in 2024. Sustainability: Environment and Risk Prevention Expense 459 - 1,540 12/31/2025 Subtotal 533 - 1,730 Total 47,153 47,025 43,796

Notes to the Consolidated Financial Statements December 31, 2024 177 Note 28 Events occurred after the reporting date 28.1 Authorization of the financial statements The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IAS for the year ended December 31, 2024 were approved and authorized for issue by the Board of Directors on March 04, 2025. 28.2 Disclosures on events occurring after the reporting date (a) On January 14, 2024, SQM Australia Pty Ltd acquired an additional 30,000,000 ordinary shares in Pirra Resources Limited for a total price of AUD 4,200,000 (ThUS$2,613). As a result of this transaction, the Company’s stake in Pirra Resources Limited increased to 80%. (b) On February 25, 2025, the Company announced that the Board of Directors has agreed to call an annual general meeting at 10:00 on Thursday, April 24, 2025. The Board of Directors also agreed that the voting instruction card for holders of ADRs of SQM Series B shares, regarding the matters to be discussed at the meeting, will be provided to the Bank of New York Mellon, as depositary bank, at 16:00 on Wednesday, March 26, 2025. Management is not aware of any significant events that occurred between December 31, 2024 and the date of issuance of these consolidated financial statements that may significantly affect them.